

American International Group, Inc.

02031448

APR 17 2002

PROCESSED
APR 18 2002
THOMSON
FINANCIAL

THE GREATEST RISK IS NOT TAKING ONE.

2001 Annual Report

ABOUT THE COMPANY

American International Group, Inc. (AIG) is the world's leading U.S.-based international insurance and financial services organization, the largest underwriter of commercial and industrial insurance in the United States, and the second-largest U.S. life insurer. Its member companies write a wide range of general insurance and life insurance products for commercial, institutional and individual customers through a variety of distribution channels in approximately 130 countries and jurisdictions throughout the world. AIG's global businesses also include financial services, retirement savings and asset management. AIG's financial services businesses include aircraft leasing, financial products, trading and market making, and consumer finance. AIG has one of the largest retirement savings businesses in the United States and is a leader in asset management for the individual and institutional markets, with specialized investment management capabilities in equities, fixed income, alternative investments and real estate. AIG's common stock is listed on the New York Stock Exchange, as well as the stock exchanges in London, Paris, Switzerland and Tokyo.

CONTENTS

1 Financial Highlights

2 AIG at a Glance

4 Letter to Shareholders

17 A Note on Our History

18 Review of Operations

61 Index to Financial Information

156 Shareholder Information

(in millions, except per share data and ratios)	2001	2000*	% Change
General Insurance operating income[(a)]	$ 2,981	$ 3,486	(14.5)
General Insurance operating income excluding World Trade Center and related losses (WTC losses)[(a)]	3,750	3,486	7.6
Life Insurance operating income[(a)]	5,660	4,984	13.6
Life Insurance operating income excluding WTC losses[(a)]	5,791	4,984	16.2
Financial Services operating income	1,999	1,677	19.2
Retirement Savings & Asset Management operating income	1,060	1,161	(8.7)
Income before taxes and minority interest	8,139	10,023	(18.8)
Net income	5,363	6,639	(19.2)
Core income[(b)]	7,666	6,786	13.0
Net income per common share[(c)]	2.02	2.52	(19.8)
Core income per common share[(b)(c)]	2.89	2.57	12.5
Book value per common share	19.94	18.09	10.2
Revenues	$ 62,402	$ 57,060	9.4
Assets	492,982	426,671	15.5
Capital funds (shareholders' equity)	52,150	47,439	9.9
General Insurance combined loss and expense ratio	100.71[(d)]	96.73	

*Amounts restated to reflect the acquisition of American General Corporation.

(a) Excluding realized capital gains (losses).

(b) Excluding realized capital gains (losses), acquisition and related charges, WTC losses, home services business. and cumulative effect of accounting changes.

(c) Based on diluted shares.

(d) Excluding WTC losses, the 2001 combined ratio was 96.74.



†Core Income







AIG AT A GLANCE

AIG is one of the world's leading corporations with a history of more than 80 years in the two largest of its four principal businesses: General Insurance and Life Insurance. Enhancing this profitable core, AIG has been steadily growing two other key business areas – Financial Services and Retirement Savings & Asset Management.

AIG has a presence in virtually every major market in the world, with ties in many countries that can be traced back 50 years or more. This global franchise would be impossible to replicate today. AIG's General Insurance operations are the largest underwriters of commercial and industrial insurance in the United States, and its international property-casualty network is the most extensive of any insurance organization. The acquisition of American General Corporation brings to AIG enhanced leadership positions in Life Insurance, Financial Services and Retirement Savings & Asset Management. AIG is now the second-largest life insurer in the United States, and nearly half of AIG's total revenues come from life operations. The Financial Services Group companies are leaders and innovators in the markets they serve. Asset Management businesses leverage both the company's deep knowledge of markets around the world and its expertise in a wide range of asset classes.

AIG has the highest ratings and is one of the world's most innovative companies, well positioned to capitalize on opportunities on behalf of its clients throughout the global marketplace. While AIG's products and services have changed over the years with the needs of its customers, the AIG core values of integrity, quality service, financial strength and responsive leadership will never change.



2001 Pretax Income by Major Business Segment*

- **General Insurance 25.5%**
  - Domestic General 16.4%
  - Foreign General 9.1%
- **Life Insurance 48.3%**
  - Foreign Life 24.9%
  - Domestic Life 23.4%
- **Financial Services 17.1%**
- **Retirement Savings & Asset Management 9.1%**

*Before realized capital gains (losses), other income (deductions)–net, acquisition, restructuring and related charges, minority interest and cumulative effect of accounting changes.

GENERAL INSURANCE

AIG's General Insurance operations include the largest U.S. underwriters of commercial and industrial insurance, the most extensive international property-casualty network, a personal lines business with an emphasis on auto insurance and high-net-worth clients, and a mortgage guaranty insurance company. AIG's leadership is a result of its broad array of innovative insurance solutions, financial strength, superior service and responsive claims handling.



General Insurance Operating Income*
(millions of dollars)

*Before realized capital gains (losses).
†Excluding WTC losses.

2001 HIGHLIGHTS

- General Insurance pretax income before realized capital gains (losses) was $2.98 billion, compared to $3.49 billion last year. Excluding World Trade Center and related losses (WTC losses), pretax income before realized capital gains (losses) was $3.75 billion, 7.6 percent above last year.
- The combined ratio was 100.71, or 96.74 excluding WTC losses.
- Worldwide General Insurance net premiums written rose 14.7 percent to $20.10 billion.
- The Domestic Brokerage Group had record net premiums written of $10.20 billion.
- Foreign General net premiums written grew to $5.05 billion.
- AIG, with other companies, formed Allied World Assurance Company Holdings, Ltd., a Bermuda-based underwriter of complex insurance and reinsurance risks worldwide.
- In India, AIG joined with the Tata Group to become the first U.S.-based general insurance organization permitted to operate there.

LIFE INSURANCE

AIG became the second-largest life insurance organization in the United States in 2001 following the acquisition of American General. Life Insurance is also AIG's largest business segment, with operations in more than 70 countries. AIG's core life strategies emphasize its financial strength, broad product offerings, agent training and development, and alternative distribution channels such as banks, retail stores and the Internet.

Life Insurance Operating Income*
(millions of dollars)



*Before realized capital gains (losses).
†Excluding WTC losses.

2001 HIGHLIGHTS

- Worldwide Life operating income before realized capital losses rose 13.6 percent to $5.66 billion.
- Worldwide Life premium income, deposits and other considerations including annuities, pensions and investment products, rose 14.0 percent to $44.03 billion.
- Domestically, sales of individual life, annuity, pension and employee benefits product lines all reached record levels.
- AIG received permission to expand its wholly owned life business into four more Chinese cities: Beijing, Suzhou, Dongguan and Jiangmen.
- With over 4,000 agents, AIG Star Life Insurance Co., Ltd. is now an important component of AIG's growing presence in Japan.
- Tata AIG Life Insurance Company Limited began operations in India in six primary metropolitan markets.

FINANCIAL SERVICES

The Financial Services Group comprises businesses that complement AIG's core insurance operations and benefit from AIG's Triple-A ratings, global network and expertise in financial structuring. Businesses include aircraft leasing, financial products, capital markets, trading and market making, and consumer finance. The acquisition of American General positions AIG as a leader in domestic consumer finance.

Financial Services Operating Income
(millions of dollars)



2001 HIGHLIGHTS

- Financial Services pretax operating income gained 19.2 percent to a record $2.00 billion.
- International Lease Finance Corporation (ILFC) had record profitability as its customer base grew to 123 airlines. ILFC maintains the youngest fleet in the world and has successfully redeployed aircraft from distressed airlines after the September 11 terrorist attacks.
- AIG Financial Products Corp. operating income rose 16.9 percent. It assists clients with raising and managing capital and debt; hedging equity, foreign exchange, interest rate and credit exposures; and optimizing investments in global equity and credit markets.
- Consumer Finance operations in the U.S. expanded significantly with the addition of American General Finance, Inc.
- In overseas markets, Consumer Finance launched a new credit card in Thailand and a co-branded card in China with that country's largest bank.

RETIREMENT SAVINGS & ASSET MANAGEMENT

The acquisition of American General, which included The Variable Annuity Life Insurance Company (VALIC), complements SunAmerica's leadership position in the rapidly growing retirement savings market. AIG is now the largest provider of variable and fixed annuities in the United States. AIG's Asset Management Group manages third-party institutional, retail and private fund assets, in addition to AIG insurance invested assets.

Retirement Savings & Asset Management Operating Income (millions of dollars)



2001 HIGHLIGHTS

- In the face of declining domestic and foreign equity markets, Asset Management operating income declined 8.7 percent to $1.06 billion.
- Following the integration of American General Investment Management Corporation, AIG Global Investment Group and affiliates manage in excess of $168 billion in U.S. fixed income instruments.
- AIG has significant resources devoted to investing in private equity and currently sponsors 28 alternative investment funds representing approximately $8 billion of assets under management. During 2001, AIG offered a platform of new private equity fund products for suitable investors.
- AIG's leadership in retirement savings was enhanced by the addition of VALIC, whose nearly 2,000 financial advisors provide retirement savings products to employees of schools, hospitals and not-for-profit organizations.
- The combination of SunAmerica, VALIC and American General gives AIG one of the largest U.S. networks of financial advisors.

The events of September 11 overshadowed all else in 2001, inflicting enormous tragedy and presenting unprecedented challenges. We lost two of our employees in the World Trade Center that day, and 24 family members of AIG employees perished. Many valued colleagues and friends also lost their lives. While this tragedy is irreparable, there is no question of our commitment to overcome this evil. Freedom-loving people around the world are appalled by these attacks and stand united against terrorism.



Maurice R. Greenberg
Chairman and Chief Executive Officer

I am enormously proud of the performance of our employees in the aftermath of September 11. The AIG family worked together to ensure that our vital operations continued without interruption and to safeguard our staff members and their families. Our colleagues also responded to the needs of our clients, working long hours under often difficult conditions, to provide our insureds with prompt claim handling and to aid in the recovery efforts.

AIG has been a leader in responding to the economic consequences of the terrorist threat. We played a central role in helping design and implement an airline insurance program to keep the world's airlines flying. In the absence of federal reinsurance for terrorism risks, we have provided our clients with new terrorism coverages. We also have worked closely with the administration and Congress, advocating legislation to provide the necessary government reinsurance backstop for any future terrorist attacks.

AIG has emerged from September 11 an even stronger and more focused organization. Our financial strength is undiminished and our commitment to our clients unwavering. By promptly stepping up to the plate with ideas, coverages, capital and capacity to address the key issues facing our country and economy, we demonstrated what we mean when we say *The Greatest Risk Is Not Taking One,* the central message of our current corporate advertising campaign.

The worldwide economic downturn and the sharp decline in equity markets, as well as the events of September 11, made 2001 a uniquely challenging year. Although we were not unaffected by these circumstances, the strength and breadth of our global organization enabled AIG to achieve another year of strong financial results.

- AIG was solidly profitable, even after $820 million in losses from the September 11 terrorist attacks and one-time charges of $1.36 billion in connection with the acquisition and restructuring of American General Corporation. Net income, as reported, was $5.36 billion.
- Core income was $7.67 billion, an increase of 13 percent, or $2.89 per share.

Overall in 2001:

- Revenues were $62.40 billion, up 9.4 percent from $57.06 billion in 2000.
- Assets rose to $492.98 billion, a gain of 15.5 percent.
- Shareholders' equity at year-end was $52.15 billion, compared to $47.44 billion at year-end 2000.
- Return on equity was 11.9 percent. Excluding World Trade Center and related losses (WTC losses) and charges in connection with the acquisition and restructuring of American General, return on equity was 15.5 percent.
- We hold Triple-A ratings from the principal ratings services, Moody's and Standard & Poor's. AIG's extremely strong financial condition has never been more valued in the marketplace than it is today.
- In General Insurance, net premiums written rose to record levels in both the United States and overseas.
- Life Insurance premium income, deposits and other considerations were a record $44.03 billion, a gain of 14.0 percent.
- Financial Services achieved record pretax operating income of $2.00 billion.
- Retirement Savings & Asset Management had over $38 billion in assets under management for external clients and earned $1.06 billion in 2001. These results fell short of last year's record performance as a result of the sharp decline in global equity markets.

In addition to solid financial performance, we have taken significant strategic steps that position us for continued growth and profitability. In 2001, AIG:

- Acquired American General, thus becoming a leader in the U.S. life insurance, retirement savings, annuity and consumer finance markets;
- Established Allied World Assurance Holdings, Ltd. in Bermuda with other industry participants to provide additional insurance and reinsurance capacity;
- Acquired Chiyoda Life, now AIG Star Life Insurance Co., Ltd., in Japan;
- Expanded our industry-leading reach in China; and
- Established life and general insurance operations in India.

American General Acquisition

The year 2001 marked the largest acquisition in our history. On August 29, we completed the acquisition of American General Corporation – a leader in the U.S. life insurance, retirement savings and consumer finance markets – for $22.73 billion in AIG common stock. American General enhances our leadership in areas of core strategic importance, and its businesses and culture are highly compatible with those of AIG.

We are now the second-largest life insurer and the number one provider of both fixed and variable annuities in the United States. With the integration of American General, AIG is well balanced between life and general insurance and between domestic and international operations. A key component of the acquisition is The Variable Annuity Life Insurance Company (VALIC), which provides savings products to more than 2 million accounts of employees of not-for-profit institutions. VALIC complements SunAmerica in the rapidly growing retirement savings market. We now have one of the largest retirement savings businesses in the United States, and are a leading provider of a full portfolio of products designed to assist customers in financial and estate planning and wealth transfer.

In the consumer finance business, American General Finance, Inc. has 1,400 branches in 44 states and serves more than 2 million customers. This strong domestic presence adds significantly to the overall scope of AIG's worldwide consumer finance business.

The business of asset management, including mutual funds, benefits from important economies of scale. The combination of AIG, SunAmerica and American General in this field enhances our leadership positions in a number of asset classes.

The acquisition also brings us valuable new distribution channels. American General and VALIC have an extensive network of strategic partnerships and alliances with financial institutions, agents and merchants throughout the United States. Soon after the August 29 closing date, we began implementing cross-marketing programs that bring AIG products to the American General network. These initiatives are already proving to be successful.

Edmund S.W. Tse
Senior Vice Chairman
Life Insurance

Kathleen E. Shannon
Vice President and
Secretary

Edward E. Matthews
Senior Vice Chairman
Investments and
Financial Services

Frank G. Wisner
Vice Chairman
External Affairs

Thomas R. Tizzio
Senior Vice Chairman
General Insurance

Howard I. Smith
Executive Vice President and
Chief Financial Officer

Carol A. McFate
Vice President and
Treasurer





*Industry and S&P 500 Estimated
Industry and S&P 500 Source: Fox-Pitt, Kelton Inc.

Following this acquisition, AIG has business relationships with more than 15 million consumers throughout the United States. The AIG brand, one of the most well known and respected among businesspeople around the world, is now becoming a more familiar trust mark among individuals and families across America who want the strongest financial partners.

New Markets Around the World

In 2001, we also continued to build the breadth and scope of our global operations. As reported last year, AIG was chosen to rehabilitate The Chiyoda Mutual Life Insurance Company in Japan, which now operates as AIG Star Life Insurance Co., Ltd. This expands our already strong presence in the Japanese life market, where we are the number one foreign full-line life insurer, and where ALICO has operated for nearly 30 years. Japan is the largest market for life insurance in Asia and the second largest in the world after the United States.

We also expanded operations in the world's two most populous nations. AIG joint ventures in India received licenses in early 2001 to market life insurance, as well as commercial and personal property-casualty coverages. At year-end, we received approval from China to expand our wholly owned life businesses into four additional Chinese cities – the capital city of Beijing, Suzhou, Dongguan and Jiangmen.

Changing Market Conditions

The year 2001 has brought a sea change to many of our principal markets.

In general insurance, property-casualty rates began to firm after a decade of declining prices. However, we still do not have a hard market. Property-casualty rates have a long way to go before the industry is earning an adequate rate of return. For some classes of business, price declines over the past decade had totaled 50 to 75 percent. Over the same period, policy conditions have broadened, increasing exposures and loss costs. These trends were most pronounced in the United States, but price erosion was also evident in Europe, Asia and other markets. Over the past decade, AIG declined to underwrite billions of dollars in business that would not have yielded a satisfactory underwriting profit.



The trend toward firmer pricing has accelerated since September 11. The terrorist attacks wiped out an estimated $50 billion in industry capital. In the United States, this represents approximately one-half of the total capital set aside to meet commercial claims. Demand for property-casualty insurance has soared at a time when industry capacity to meet this demand is constrained. There also has been a flight to quality as businesses and consumers seek to purchase insurance from the strongest companies. AIG has the capacity and financial strength to respond effectively to these needs. Also helping to meet growing demand, we have joined with other industry participants to form Allied World Assurance Company Holdings, Ltd. in Bermuda to provide significant additional insurance and reinsurance capacity to businesses with large and complex risks.



*Industry Estimated
**Stock Companies
Industry Source: Fox-Pitt, Kelton Inc.
A combined ratio of less than 100 reflects an underwriting profit.

The demand for life insurance in the United States and around the world has increased following both September 11 and the sharp decline in global equity markets. Individuals are purchasing life insurance to fill gaps in both their retirement savings plans and estates that resulted from losses in their equity portfolios. A weak economy and declining financial markets also have contributed to a flight to quality in many parts of the world. As a result, AIG has been winning new business from individuals seeking a more secure financial future for their families.

The turbulent economic conditions of 2001 also underscored the value of AIG's financial strength and diversified capabilities in our Financial Services businesses. We had good results in a wide range of activities including commercial aircraft leasing, financial products and consumer finance.

Our asset management business was not immune to the impact of declining equity markets, especially on the retail side. However, we achieved good results from institutional asset management, where we have specialized capabilities in areas such as private equities and infrastructure finance.

Business Segment Results

General Insurance

The World Trade Center losses had a significant impact on AIG's General Insurance business in 2001. General Insurance pretax income before realized capital losses for the year 2001 was $2.98 billion, or $3.75 billion excluding WTC losses. The combined ratio was 100.71 including WTC losses, and 96.74 excluding WTC losses.

Our Domestic Brokerage Group (DBG), the largest commercial and industrial property-casualty operation in the United States, had record net premiums written of $10.20 billion in 2001. DBG continued to capitalize on its broad product offerings, customer-focused approach to market needs and service excellence.

HSB Group, Inc. had another very good year and continues to be one of the world's leading providers of equipment breakdown insurance and related engineering and loss control services.

AIG's Domestic Personal Lines business continued to reprice or non-renew unprofitable policies in 2001, but rates have yet to reach the levels necessary to achieve acceptable returns. In addition, results were adversely impacted by charges unrelated to current operations. These charges stem from increases in the provision for losses following the unprecedented decision by the state of California to reopen claims in connection with the 1994 Northridge earthquake. Completing its first full year of operations in 2001, the AIG Private Client Group, which provides comprehensive insurance coverages to high-net-worth individuals, is making progress.

United Guaranty Corporation (UGC), AIG's mortgage guaranty insurance operation, had another excellent year. Benefiting from robust activity in the housing finance sector, UGC posted a 15.0 percent increase in operating income to $417.4 million.

Robert M. Sandler
Executive Vice President
Senior Casualty Actuary and
Senior Claims Officer

Martin J. Sullivan
Executive Vice President
Foreign General Insurance

Kevin H. Kelley
Senior Vice President
Domestic General Insurance

Kristian P. Moor
Executive Vice President
Domestic General Insurance



Our Foreign General Insurance Group also benefited from a flight to quality and increased demand, although premium growth as reported was partially offset by the impact of a stronger U.S. dollar. Net premiums written were $5.05 billion. The combined ratio was 92.18 and operating income totaled $1.06 billion.

Operations in Japan, Foreign General's largest market, achieved good results in 2001 in a difficult economic environment. Our Japanese non-life business continued to capitalize on opportunities resulting from the deregulation of the Japanese market.

American International Underwriters (AIU) had very satisfactory results in its Southeast Asia and China operations and has been successful in establishing profitable new distribution channels. Results in the United Kingdom were excellent, both in premiums and operating income. Our Continental European business expanded its key specialty line offerings in 2001 and had a smooth transition adopting the euro into operations on January 1, 2002. Operations in the Middle East, Mediterranean and South Asia Division generated strong premium growth. Our Latin America business performed well with solid underwriting results. The economic and political turmoil in Argentina contributed to a flight to quality in the region.

Transatlantic Holdings, Inc., a majority-owned AIG subsidiary, is the largest broker-market reinsurance organization in the United States and a leader in the specialty casualty field. Despite World Trade Center losses and reinsurance exposure to Enron surety bonds, Transatlantic's financial condition and business franchise are among the strongest in the industry. Transatlantic should benefit from the growing awareness in reinsurance markets of the importance of dealing with financially strong companies. Transatlantic's global network and strong product lineup are also necessary ingredients to meet the reinsurance needs of companies throughout the world.

Frank Chan
President
AIA

Nicholas A. O'Kulich
Senior Vice President
Life Insurance

Jose L. Cuisia, Jr.
President
Philamlife

Gerald W. Wyndorf
President
ALICO

Boon-Teik Koay
President
Nan Shan

Seiki S.T. Tokuni
President
AIG Star Life

Rodney O. Martin, Jr.
President
American General

R. Kendall Nottingham
Executive Vice President
Life Insurance



Life Insurance

AIG's worldwide life business had an excellent year in 2001 as a result of continued international growth and the successful integration of American General. Life Insurance is now AIG's largest business segment. Worldwide life premium income, deposits and other considerations, including annuities, pensions and investment products, increased 14.0 percent to $44.03 billion. For the year 2001, life operating income before realized capital losses rose 13.6 percent to $5.66 billion.

Our foreign life businesses operate in more than 70 countries around the world and are served by approximately 175,000 agents. We did very well in Asia in 2001. American International Assurance Company, Ltd. (AIA), the largest life insurer in the region, had strong results, benefiting from its unmatched reputation for integrity and service, as well as a flight to quality in markets with lingering economic concerns. Nan Shan Life Insurance Company, Ltd. (Nan Shan) in Taiwan and The Philippine American Life and General Insurance Company (Philamlife) continued to build on their records of superior service.

Despite the impact of a strong U.S. dollar, we also reported solid results in Western and Central Europe, Latin America, the Caribbean and the Middle East.

AIG's domestic life operations had an excellent year, as premium income, deposits and other considerations grew 25.9 percent to $23.56 billion. Record premiums were achieved in individual life, annuity and pension product lines.



The Financial Services Group had another good year in 2001. Operating income gained 19.2 percent to $2.00 billion.

International Lease Finance Corporation (ILFC) was, once again, a very profitable contributor to the results of the Financial Services Group. The outlook for ILFC is positive for 2002 as it aggressively and successfully redeploys aircraft returned from distressed airlines to those airlines in need of additional capacity. ILFC is the leading company in its field with an outstanding management team, an unmatched customer base and the youngest fleet in the world.

AIG Financial Products Corp. (AIGFP) had an excellent year in 2001 with operating income rising 16.9 percent to $758.3 million. AIGFP's income sources are broadly diversified both as to product type and its client base, which includes governments, supranational entities and large creditworthy corporations. AIGFP's Triple-A ratings, based upon guarantees provided by AIG, make AIGFP a highly desirable counterparty in today's credit-sensitive markets. We seek to minimize the risk in these businesses by carefully monitoring market, credit and related exposures through regular independent reviews conducted by AIG's Credit Risk and Market Risk Management departments.

Our Consumer Finance business, led by American General Finance, Inc., had outstanding results in 2001. Operating income grew 28.8 percent to $512.6 million. AIG's consumer finance operations provide a wide variety of products including mortgages, consumer loans, credit cards, retail sales finance and credit-related insurance. Overseas, we are successfully cross-selling credit cards and other products to our huge base of life insurance policyholders.

William N. Dooley
Senior Vice President
Financial Services

Joseph J. Cassano
President
AIG Financial Products

John J. Finigan, Jr.
President
AIG Trading Group

Frederick W. Geissinger
President
American General Finance

Steven Udvar-Hazy
President
ILFC

Joel L. Epstein
President
AIG Consumer Finance Group



Retirement Savings & Asset Management

As a result of the sharp decline in equity markets, our Retirement Savings & Asset Management operating income declined to $1.06 billion in 2001 from $1.16 billion in the prior year. AIG's Retirement Savings & Asset Management Group is a diversified global business which manages over $38 billion in third-party client assets, over $36 billion in separate and variable account assets, as well as approximately $259 billion of AIG insurance invested assets. In 2001, we enhanced our product depth and geographic reach through the American General acquisition and the addition of AIG Star Life. American General Investment Management Corporation brings to us complementary capabilities in areas including high-yield bonds and U.S. index equities. In Japan, AIG Star Life's investment management operations add to our client base and provide us with new equity products.

In the United States, the combination of SunAmerica, VALIC and American General gives AIG one of the most comprehensive product line-ups and distribution networks in the retirement savings business, which demographic trends suggest will be among the fastest growing segments of the financial services industry.

Investment Results

AIG's global investment portfolios performed well in 2001. General Insurance net investment income increased 7.1 percent to $2.89 billion, and Life Insurance net investment income, which includes the retirement services division of SunAmerica and VALIC, gained 10.0 percent to $11.74 billion. At year-end, AIG's insurance investment portfolios totaled $258.82 billion, of which 16.7 percent was attributed to General Insurance and 83.3 percent to Life Insurance.

U.S. equity markets declined in 2001 for the second year in a row. The Standard & Poor's 500 Stock Index declined by 13.0 percent and the technology-oriented Nasdaq index declined by 21.1 percent. The U.S. economy slowed as business investment, particularly in the telecom area, fell sharply and businesses reduced inventories. The decline in the economy accelerated in the aftermath of September 11, with particular impact on travel-related industries. The Federal Reserve moved aggressively to counter the slowdown, cutting the federal funds rate 11 times to a low of 1.75 percent, the lowest rate in over 30 years. The economy has responded to the Federal Reserve's action and has shown signs of renewed growth. Credit concerns, reflecting several high profile bankruptcies, continue to trouble investors and, as a result, the spread of corporate bond yields over Treasury issues has remained wide.

Win J. Neuger
Senior Vice President and
Chief Investment Officer

John A. Graf
President
VALIC

Jay S. Wintrob
President
SunAmerica



European and Asian equity markets also declined, with Europe declining on average 15.1 percent. The Japanese market was particularly hard hit. It declined year-on-year 23.5 percent and during the year touched an 18-year low. This performance reflected concerns about the lack of economic growth and the credit standing of Japanese financial institutions.

Cash Flow

In 2001, AIG's worldwide General Insurance operations generated $2.0 billion of new cash flow, including interest and reinvested dividends, and Life Insurance cash flow amounted to $21.1 billion. Over the last five years, AIG's consolidated operations have generated a total of $82 billion in cash.



Source: Standard & Poor's Compustat Services, Inc.

*Value of $100 invested on December 31, 1996, including reinvested dividends.

Stock Performance

In 2001, AIG stock declined 19.4 percent, compared with a decline of 13.0 percent for the S&P 500 and a decline of 16.2 percent for a group of peer companies. This was a rare year when AIG did not outperform the market. Our long-term performance on behalf of shareholders remains in the very top tier of both our industry and the overall market. Over the past five and 10 years, AIG common stock earned average annual rates of return of 25.6 percent and 23.0 percent, respectively, outperforming the indices by a substantial margin.

International Advisory Board

We are pleased to welcome to our International Advisory Board Mr. Pedro Aspe, Chairman and Chief Executive Officer of Protego Asesores Financieras, a leading investment banking advisory firm in Mexico, and Mr. Jacques de Larosiere, Advisor to the Chairman of BNP Paribas. We look forward to having the benefit of their experience and insight.

Reaffirming Our Corporate Values

The precipitous collapse of Enron late last year has cast a cloud over all of corporate America. At AIG, our losses in connection with the largest bankruptcy in U.S. history were relatively modest and in no way undermine our strong financial position. However, this bankruptcy does serve as another reminder of the critical importance of doing business with people and institutions of the highest integrity. If heightened scrutiny in financial markets helps identify and eradicate accounting fraud and other abuses, it will have a positive effect in the long run.

Investors and analysts are asking all companies, and in particular large companies, for greater financial disclosure. AIG has always provided complete and accurate financial information, fully complying with federal and state laws and regulations, as well as with the rules governing our business in all countries around the world where we operate. Every year, we work hard to improve our disclosure, and we have always maintained good communication with the investment community. We have a number of initiatives underway to provide more information that will meet the needs of investors and analysts in the current environment. This Annual Report and our Form 10-K contain additional financial disclosure. Furthermore, we will take other steps to share details of our quarterly results, and the market position and performance of our businesses. These briefings will be accessible to anyone interested in AIG.

We recognize that our most important asset at AIG, even more valuable than our financial capital, is the reputation for integrity that we have earned day after day, year after year doing business around the world. From our very beginnings, we have emphasized that an insurance policy is a piece of paper that comes with a promise. Even as we have grown to be the largest global company in our industry, we know that nothing is more important than standing behind that promise. The confidence of our policyholders, other customers and investors is the root of our success. We will always be diligent in keeping that confidence by honoring our obligations, adhering to the highest ethical standards, and providing a thorough and accurate picture of our operations and financial performance.

Nicholas C. Walsh
President
AIG Europe (U.K.) Limited

Donald P. Kanak
President
AIG Companies in
Japan and Korea



Our business has grown tremendously over the years, and as you read through this Annual Report you will see that the exemplary profits we have earned for our shareholders emanate from a foundation that has remained much the same over the decades. We have a history of over 80 years in the two largest of our four principal businesses – General Insurance and Life Insurance. Enhancing this profitable core, we have been steadily growing our presence in two other principal businesses – Financial Services and Retirement Savings & Asset Management. Our products and services have changed with the needs of our customers, but our core values of integrity, quality service, financial strength and innovative leadership will never change.

Conclusion

AIG is as well positioned as we ever have been in the history of our organization. With $52 billion in capital funds, we have the financial strength sought by the world's top companies and institutions, as well as by small businesses and individuals. Along with the financial capital to grow our business, we have the intellectual capital to develop the most creative and effective solutions to our customers' needs. Our global franchise positions us to identify opportunities the world over. Our earnings are well diversified by geography, lines of business and product. From the adversity of 2001, we have emerged a stronger company.

Above all, the AIG team gives us confidence in the future. The quality of our leadership is unmatched, and I have never been more proud of our 81,000 employees than I am today. The extended AIG network includes our own employees as well as tens of thousands of dedicated agents, brokers and other professionals around the world who serve approximately 40 million customers. On behalf of the Board of Directors and management, I want to extend my sincerest thanks and appreciation for their contributions to our continuing success.



M.R. Greenberg
Chairman and Chief Executive Officer

March 22, 2002

In Memoriam

AIG mourns the loss of two employees who died at the World Trade Center on September 11, 2001.

Martin Michelstein, 57, was New York Business Development Manager of Property Underwriting in the AIG WorldSource Division. Mr. Michelstein's career with the American International companies spanned 30 years. He is survived by his wife, Anne, a brother and two aunts.

Albert Conde, 61, was a Senior Underwriter in the Excess Casualty Division of American Home Assurance Company. He is survived by his wife, Diane, and children Matt, Brian, John and Stephanie.

Under the leadership of M.R. Greenberg, the process of reorganizing and rationalizing the ownership structure of the worldwide group of insurance agencies and companies established by C.V. Starr began with the incorporation of AIG in 1967 and the subsequent transfer of the U.S. assets. The principal non-U.S. businesses, located primarily in Asia and Latin America, had previously been consolidated under two private companies incorporated in Panama. Although the organization had already grown significantly from its founding in Shanghai in 1919, senior management realized that a private company would have great difficulty in achieving their ambitious goals for the future, and AIG went public in 1969. The assets of the private companies were subsequently exchanged for AIG stock, with Morgan Stanley & Co. serving as the investment banker.

As a result of the exchanges, Starr International Company, Inc. (SICO), one of the private companies, ultimately received AIG stock having a market value many times in excess of the book value of the insurance assets transferred. M.R. Greenberg and the other owners of SICO then made an extraordinary decision – not to keep for themselves most of the value they had helped to create in the American International companies, but to make it available both for future generations of employees and for charitable endeavors. The excess of the market value over the book value of the assets, approximately $110 million, was set aside in a legal structure carefully designed to ensure that the core assets could not be invaded for personal use by future generations of SICO owners. Thus, an unprecedented act of individual generosity over 30 years ago allowed SICO to inaugurate a tradition of providing very long-term incentives to key managers of the American International companies around the world.

The series of long-term profit participation plans started by SICO in 1975 and continuing today links the participants' long-term performance, loyalty and rewards directly to the engine that drives growth and value for AIG shareholders – the growth in AIG earnings per share. Unlike other industries where the cost of goods sold is known at the time of sale, insurance is unique in that the cost (losses) may not be known for many years after the sale. Ultimate profitability is dependent on sound judgment by key managers at the time of sale. SICO's very long-term reward plan directly linked to AIG operating performance ensures that the key participants making these decisions are economically accountable in their own net worth for the long-term results of their decisions.

Under each two-year plan, a participant chosen by SICO may have AIG shares contingently set aside under a formula directly related to the amount of growth in AIG's earnings per share for those years over that of the prior two-year period. If there is no such growth, no AIG shares are set aside under that plan. Moreover, after the two-year period, the participant becomes entitled to receive most of the AIG shares set aside under that plan only if the participant remains employed until retirement at age 65. By tying the contingent, long-term reward from SICO to the increase in AIG earnings since 1975, SICO seeks to develop a private company ownership mentality among the key plan participants. The plans link benefits directly to the performance of AIG, potentially allowing participants to increase their ownership interest in AIG without requiring AIG to issue stock to its employees for that purpose.

SICO has distributed only approximately 1.5 percent of its available AIG common stock to participants in the 26 years of profit participation plans to date and, including amounts contingently set aside for future distribution, less than 8 percent of its total available AIG shares. The value of the shares still held by SICO and available to use for this purpose has grown to approximately $23.3 billion at December 31, 2001. That increase in value has been created in large measure by the outstanding efforts of the participants in these plans, and they have deservedly benefited from that growth. SICO, AIG and its shareholders have also benefited from this act of generosity, **without the necessity of any stock payments by AIG or any dilution to the interests of AIG's shareholders.** This structure, established to provide incentive to future generations of AIG management, remains firmly in place today, and SICO's owners expect that these profit participation plans will continue for many generations to come.

These arrangements have nurtured a culture and philosophy of long-term commitment to the organization which may be unique among major U.S. corporations. We intend to preserve the corporate culture fostered throughout this history and to adhere to the bedrock principles that have made this organization great.

AIG's General Insurance business is comprised of the Domestic Brokerage Group, Domestic Personal Lines, United Guaranty Corporation, Foreign General and Transatlantic Holdings, Inc. AIG's worldwide General Insurance operations reported a 14.7 percent increase in net premiums written to a record $20.10 billion. General Insurance pretax income before realized capital gains (losses) for the year 2001 was $2.98 billion, compared to $3.49 billion last year. Excluding World Trade Center losses, pretax income before realized capital gains (losses) was $3.75 billion, 7.6 percent above last year.

General Insurance (in millions, except ratios)	2001*	2001**	2000
Net Premiums Written	**$20,100.9**	**$ 20,100.9**	$ 17,526.3
Adjusted Underwriting Profit	**88.3**	**857.3**	785.0
Net Investment Income	**2,892.6**	**2,892.6**	2,700.8
Income Before Realized Capital Gains (Losses)	**2,980.9**	**3,749.9**	3,485.8
Realized Capital Gains (Losses)	**(129.7)**	**(129.7)**	38.4
Operating Income	**2,851.2**	**3,620.2**	3,524.2
Net Reserves for Losses and Loss Expenses	**25,895.5**	**25,895.5**	24,951.6
Combined Ratio	**100.71**	**96.74**	96.73

*Including WTC losses.
**Excluding WTC losses.

The principal units of the **Domestic Brokerage Group (DBG)** provide the widest available range of commercial and industrial coverages in the United States.

- National Union Fire Insurance Company of Pittsburgh, Pa. is the leading provider of directors and officers liability and fiduciary liability insurance, as well as a leader in employment practices liability, fidelity and surety coverages.
- American Home Assurance Company is a premier domestic provider of commercial umbrella/excess liability and primary and excess workers' compensation insurance.
- AIG Environmental is the leading U.S. provider of environmental coverages and services.
- Lexington Insurance Company is the largest U.S.-based excess and surplus lines carrier, specializing in difficult-to-place property and casualty risks.
- HSB Group, Inc. is the parent company of Hartford Steam Boiler Inspection and Insurance Company (HSB), one of the world's leading providers of equipment breakdown insurance.
- AIG Risk Management provides casualty risk management products and services to *Fortune* 1,000 and other large commercial customers.
- DBG also includes many specialty business divisions that draw on the worldwide resources of AIG's insurance and financial services companies to meet client needs in aviation, transportation, construction and energy industries, risk finance, mergers and acquisitions, cross-border operations, eBusiness, and accident and health.

AIG's growing **Domestic Personal Lines** operations provide auto, homeowners and high-net-worth individual coverages through the Mass Marketing and Specialty Auto Divisions, 21st Century Insurance Group and the AIG Private Client Group.

United Guaranty Corporation subsidiaries write residential mortgage guaranty insurance and reinsurance for financial institutions and mortgage investors.

The **Foreign General Group** comprises the international property-casualty operations of AIG and HSB.

- **American International Underwriters (AIU)** manages AIG's overseas property-casualty operations, the most extensive foreign network of any insurance organization. Stretching across Asia and the Pacific to Latin America, Europe, Africa, and the Middle East, AIU markets a full range of property-casualty products to both consumer and commercial clients.



Transatlantic Holdings, Inc. (Transatlantic) is the largest publicly traded, U.S.-based reinsurance organization. Beginning in 2001, Transatlantic's results are reported as a separate segment within General Insurance.

GENERAL INSURANCE



The **Domestic Brokerage Group (DBG)** markets property-casualty insurance products and services through brokers to corporate buyers and commercial customers ranging from large multinationals to small businesses. DBG companies offer some of the largest capacity available in the marketplace, write a broad array of insurance products, and are leaders in many specialty and difficult-to-place classes of business. The Triple-A ratings that the DBG companies hold for insurer financial strength, combined with product innovation, superior claim handling and service excellence, are key competitive assets.

Domestic Brokerage Group† (in millions, except ratios)	2001*	2001**	2000
Net Premiums Written	$10,196.5	$10,196.5	$7,934.3
Income Before Realized Capital Gains (Losses)	1,488.4	2,032.4	1,790.7
Combined Ratio	104.42	98.85	100.54

†Excluding the results of Transatlantic's domestic operations.
*Including WTC losses.
**Excluding WTC losses.

In a rapidly changing business and economic environment, the strength of DBG's distribution network and its unmatched flexibility in product offerings allow DBG to meet the needs of customers of all sizes. As an example, DBG launched the AIG Small Business Underwriting Center during 2001 to serve one of the fastest growing segments in the domestic market. The center gives businesses with less than $10 million in revenue – and the brokers that serve them – efficient access to top-quality risk management resources and solutions.

After the terrorist attacks of September 11, an urgent need developed for both aviation insurance and property terrorism insurance. On October 4, AIG member companies introduced a co-insurance facility making available aviation war risk and hijacking liability coverage totaling $1 billion per airline. AIG member companies have also made available an acts-of-terrorism property facility, which provides up to $150 million in insurance for property damage and business interruption losses due to terrorism. The year-end renewal season brought significant new business to DBG. Industry capacity was reduced, and DBG benefited as companies sought coverage from the strongest insurers.



In 2001, **National Union** continued to build on its record of leadership in the directors and officers (D&O) and management liability marketplace, despite the competitive challenges this sector faced. National Union had good results relying on a strategy that emphasized strict underwriting controls, detailed account knowledge, pricing improvements and greater risk sharing mechanisms. With numerous downgrades and "under review" ratings for many carriers, National Union experienced an influx of new business as D&O customers sought to buy coverages from the industry's strongest company. National Union's innovative product development proved to be a competitive asset again in 2001. The company successfully introduced



Anheuser-Busch, the world's largest brewer, operates 12 breweries in the United States and two overseas. In one of the most competitive beverage industry categories, Anheuser-Busch's Budweiser is the world's best-selling beer, with distribution in more than 70 countries. This worldwide market presence and high corporate profile, along with significant additional operations focused on adventure park entertainment and packaging, present the brewer's key decision makers with a variety of management liability risks and exposures. Anheuser-Busch works closely with National Union to develop a management liability insurance program incorporating elements of directors and officers, fiduciary and fidelity coverages. The Clydesdales pictured above have served as the unmistakable symbol of both Anheuser-Busch and Budweiser for generations.

many new management and professional liability offerings including a comprehensive, specially tailored program – endorsed by the U.S. Chamber of Commerce – to meet the needs of small business owners. National Union also introduced enhanced management liability programs for venture capital funds and managers, as well as a package of products for small and midsize companies, which allows insureds to combine a variety of coverages into a single policy.

In the fiduciary liability area, National Union launched a new ERISA policy with expanded coverage for more types of plans including foreign and domestic pension and welfare benefit plans, qualified and non-qualified plans, cafeteria plans, fringe benefit programs, voluntary employee's beneficiary associations and others.

Counting the vast majority of the *Fortune* 500 as clients, **American Home**'s excess casualty division continued to be a leader in the commercial umbrella market with its traditional core strengths – the ability to underwrite complex exposures and superior claims expertise. The division enhanced its Web-based quote and bind system and it also expanded its family of crisis management products. Maintaining an emphasis on underwriting and pricing discipline, as well as on new business development, American Home's workers' compensation division had strong premium growth in 2001 and its Internet product and distribution strategy was a key component of its success. In a market that has experienced many insurance company failures, the division benefited from a flight to quality and established itself as a lead provider of monoline workers' compensation coverages for small and midsize businesses.

AIG Environmental had excellent premium growth in 2001. AIG Environmental's transaction-related business accounted for much of its success, as the trend continued among contracting parties to use environmental insurance in mergers and acquisitions, transfer of power industry assets and military base redevelopment projects. AIG Environmental experienced good growth in the pollution legal liability segment, specifically in the real estate investment trust area where large property holders are increasingly concerned about environmental exposures. Likewise, sales of secured creditor policies, which protect lenders from financial loss due to defaults accompanied by environmental contamination, continued to achieve good growth.

Lexington maintained its leadership position in 2001 as one of the largest providers of multi-line and specialty property-casualty programs to a wide range of businesses. While the healthcare marketplace underwent significant change during 2001, Lexington emerged as one of the industry's leading providers, offering insurance to hospital systems, long-term care and other healthcare facilities. Lexington's business benefited from an improved pricing environment for property, product liability, general casualty and transportation classes. While the September 11 terrorist attacks had an impact on many of Lexington's markets, the company was quick to respond to customer needs through the development of a property terrorism product including threat assessment services.



Lexington is a leading provider of insurance programs for the healthcare industry, specializing in professional liability and related coverages for individual practitioners and healthcare organizations across a range of disciplines. The laser vision correction surgery being performed above took place at Dartmouth-Hitchcock Medical Center, a Lexington customer for more than 25 years. Dartmouth-Hitchcock comprises Northern New England's most extensive healthcare network and is a leader in patient care, research and education. Throughout the duration of its relationship with Lexington, Dartmouth-Hitchcock has relied upon Lexington's expertise in current healthcare issues and on its ability to help manage and keep abreast of the risks that accompany medical innovation, as well as industry change.

Hartford Steam Boiler Inspection and Insurance Company (HSB) had strong growth in 2001 in its U.S. equipment breakdown insurance business. The company achieved excellent results through engineering-based risk assessment, selective underwriting, appropriate pricing strategies, and assistance to clients worldwide in loss prevention and loss reduction. Separately, HSB provides equipment breakdown coverage and other specialty insurance through reinsurance arrangements with approximately 200 property-casualty insurers. Its domestic growth strategy focuses on expanding these reinsurance relationships and offering new products and services developed in collaboration with other AIG member companies. HSB is also leveraging AIG's global network to access international markets and expand its engineering consulting business by offering equipment breakdown insurance and technical expertise through AIU and international reinsurance arrangements.

As a leading provider of captive, self-insured retention and risk financing alternatives, **AIG Risk Management (AIGRM)** was particularly well positioned in 2001 to capitalize on the increased demand for alternative risk programs that emerged throughout the marketplace. AIGRM also provides specialty risk management programs to the construction, transportation and energy industries, and to public entities. During 2001, AIGRM's construction division, in concert with the Global Energy Division, introduced a "wrap-up" program specifically designed for power plant builders and developers. AIG was among the first insurance organizations to introduce the wrap-up, or insurance package concept, more than 20 years ago as an option for controlling costs on large construction projects. Today, it has over 85 such programs in-force on some of the country's largest construction initiatives. The transportation division had strong premium growth in 2001. In a market characterized by increased pricing and reduced capacity for the airline and trucking industries, AIGRM successfully responded with creative risk management program development.

AIG Aviation, Inc. is the largest U.S.-based provider of aviation insurance. It offers insurance facilities to a broad client base, from commercial airlines to individually owned aircraft and nearly half of all major U.S. airports. AIG Aviation took a leading role in the post-September 11 environment, offering on behalf of the co-insurance market, coverage totaling $1 billion for war risk and hijacking. This facility enabled airlines to have the necessary insurance to maintain operations in an unprecedented environment. Over 200 airlines around the world have purchased this coverage.

The **AIG WorldSource Division** continued to establish itself as a market leader providing global programs for companies of all sizes with international operations. As the events of September 11 heightened the awareness among the global business community that people, assets and investments must be adequately protected, WorldSource proved to be a valuable resource for companies with a variety of coverage requirements. WorldSource's casualty group had strong results, particularly through innovative proprietary programs. Specialty products were a growth area for WorldSource as it was in a position to offer some of the industry's most expert capabilities and comprehensive coverages in crisis management, kidnap and ransom, malicious product tampering, trade credit and political risk – all AIG strong suits.

The **AIG Risk Finance Division**, a market leader in the design and implementation of innovative risk financing solutions, serves clients typically requiring the most advanced risk management capabilities. Drawing on the worldwide resources of AIG's insurance and financial services companies, AIG Risk Finance provides programs that feature a blend of financial, insurance and capital market strategies to enhance balance sheet strength, address solvency and liquidity concerns, and help manage strategic risks. In 2001, AIG Risk Finance benefited from the diminishing capacity and more restrictive terms in the marketplace. Many corporations opted for alternative coverage solutions to replace more conventional ones. Counterparty financial strength is a top priority in this new environment and has become a clear advantage for AIG Risk Finance.



In the United States, the redevelopment of brownfields, or inactive industrial sites, has had the dual impact of revitalizing inner-city areas while reducing urban sprawl. Pictured above, in its early stages, is the cleanup and subsequent construction of the Los Angeles Media Tech/Taylor Yard Project, which was formerly a 241-acre temporary staging area for rail freight cars. The project's developer is AMB Property Corporation, a leading owner and operator of industrial real estate nationwide. For AMB, protection from potential liability arising from environmental conditions at the site was essential. The company turned to AIG Environmental to provide insurance on the redevelopment project, including coverage for cleanup cost overruns that could result from environmental conditions encountered during remediation and construction.

The **AIG Mergers and Acquisitions Division** works with DBG companies, American International Underwriters and AIG Global Investment Group, Inc., as well as with external distribution channels, to provide companies in the United States and abroad with insurance solutions for transaction-specific liabilities including those associated with mergers, acquisitions and divestitures. During 2001, the division structured cutting-edge insurance programs that contributed to the completion of a number of very large corporate transactions, by helping to minimize or eliminate what otherwise might have been deal-breaking exposures.

The **AIG eBusiness Risk Solutions Division (AIGeBRS)**, which serves the risk management needs of companies that conduct business on the Internet, had excellent premium growth. The division has established itself as the leader of the cyber-risk and Internet security insurance market. AIGeBRS launched several new products including a Web-based credit and risk management system, and coverages that offer identity theft and credit card fraud protection to online merchants, as well as consumers. It also extended its reach globally, offering coverages in select markets in Europe, Asia and South America. Together with Dun & Bradstreet, the division also launched an online system that facilitates real-time trading credentials and credit decisions for B2B marketplaces.

In 2001, AIG transferred the **Domestic Accident & Health Division** to DBG, positioning the division to take better advantage of cross-marketing opportunities with AIG's domestic property-casualty businesses and opening additional avenues for growth. The division has initiated a cooperative venture with the AIG Small Business Underwriting Center, included an accident insurance component in all D&O policies, and has begun to add accident coverages to programs underwritten by Lexington Insurance Company.

AIG Reinsurance Advisors, Inc. (AIG Re) specializes in non-traditional reinsurance and retrocessional coverage, structuring and underwriting reinsurance products to satisfy the risk transfer, leverage and long-term financial planning objectives of reinsurance buyers worldwide. AIG Re's expertise facilitates reinsurance transactions that optimize capital usage for its clients. AIG Re works closely with AIG's financial services companies and Transatlantic to provide additional resources to its clients. The company reported increased premium volume in 2001, as reinsurance buyers placed greater emphasis on AIG Re's ability to tailor products to meet specific needs, as well as on AIG's financial strength and security.

Starr Excess Liability Insurance Company, Ltd. (Starr Excess), a global leader in the excess liability market, provides coverage for large limit excess casualty and excess financial lines programs through operations in the United States, Bermuda and London. In 2001, Starr Excess had solid growth in net premiums written as a result of an improved underwriting environment, and increased its customer base among *Fortune* 2,000 companies, its target market.

AIG Claim Services, Inc. (AIGCS) and **AIG Technical Services, Inc. (AIGTS)**, the two claim companies for domestic operations, are dedicated to providing the highest level of service and specialized claim expertise.

AIGCS provides cost containment and claim management services to AIG clients for workers' compensation and property-casualty lines of business. These include integrated disability management, loss prevention, litigation management, investigative services and industry-specific claim management for construction, entertainment, transportation and product recall claims. In 2001, AIGCS expanded its portfolio, assuming responsibility for domestic accident and health claims and AIG employee medical benefits claims.

AIGTS is responsible for specialty claims and litigation management. Specialized claim units handle directors and officers liability, environmental, excess casualty, financial institutions, healthcare and medical malpractice, high-exposure property, professional liability, surety bond, fidelity bond and toxic tort. AIGTS claim units work with underwriters to help evaluate, develop, market and price both new products and existing accounts. The excess casualty claim group created a casualty loss mitigation unit in 2001 dedicated to identifying and evaluating opportunities for customers to shift responsibility for managing past casualty and litigation events to AIGTS. Other units were created to support DBG's small business efforts. The property claim group's ability to handle disaster-related claims promptly and efficiently enabled AIG customers to recover quickly from catastrophes including the Seattle earthquake and Tropical Storm Allison. Its crisis response to the September 11 terrorist attacks included the immediate reestablishment of contact with business partners, the development of temporary claim reporting processes for AIG's customers and brokers, and the formation of dedicated teams to recreate destroyed client claim files. The litigation management group is coordinating emerging risk areas such as mold and eCommerce, including the formation of defense law firm specialist groups to handle these claims.

AIG Consultants, Inc. supports AIG's claim and underwriting operations by providing technical consulting services worldwide in environmental, healthcare, safety and property areas. It offers customers professional, practical and cost-effective methods to mitigate losses. In early 2001, AIG Consultants' reputation for providing quality service was recognized as it was awarded ISO9001-2000 certification.

AIG's **Domestic Personal Lines** operations consist of the Mass Marketing and Specialty Auto Divisions, 21st Century Insurance Group and the AIG Private Client Group. Overall, net premiums written decreased 2.2 percent in 2001 as AIG reduced its participation in the involuntary insurance market. However, net premiums for the core voluntary auto and homeowners business increased $140 million to over $2.43 billion.

Domestic Personal Lines (in millions, except ratios)	2001	2000
Net Premiums Written	$2,453.6	$2,509.8
Income Before Realized Capital Gains (Losses)	21.7	76.5
Combined Ratio	104.89	100.84

In 2001, Domestic Personal Lines businesses filed for the rate increases necessary to provide adequate returns in what continues to be an extremely challenging operating environment. Domestic Personal Lines operating income was adversely impacted by $70 million of charges unrelated to current operations. These charges represent an increase in the provision for losses, following the unprecedented decision by the state of California to require all insurers to reopen claims in connection with the Northridge earthquake, nearly eight years after the occurrence.

The **Mass Marketing Division** had good premium growth in 2001. Voluntary auto and homeowners premiums grew by 15 percent over the prior year. In a significant move, the division reached a compromise with the state of New Jersey that provides for a much needed increase in automobile insurance rates for 2002. The division deployed technology enhancements throughout its operations, achieving efficiencies and curtailing expense growth.

The **Specialty Auto Division**, a provider of non-standard automobile risks through independent agents, significantly reduced premiums written in states where the regulatory environments precluded obtaining necessary rate increases. However, Specialty Auto's overall premiums were within 4 percent of the prior year, as a result of growth in other states. The division's proprietary desktop underwriting software package, designed to create greater efficiencies in the application process, was delivered to 16 state markets, with the remainder scheduled for rollout in 2002.

21st Century Insurance Group operates on a direct basis and provides coverages primarily in California, where it has a 6 percent share of the personal auto market. 21st Century implemented necessary rate increases in 2001 and continued to maintain one of the lowest expense ratios among all auto insurers. The Internet plays an important role in new business development at 21st Century. During 2001, more than 30 percent of premium quotes for prospective customers were provided online. 21st Century exited the homeowners insurance business on January 1, 2002, and its existing book of homeowners business has been reinsured.

The **AIG Private Client Group**, a provider of comprehensive insurance products and services to high-net-worth individuals, experienced a good start in 2001, its first full year of operation. The Group has quickly established a reputation for exemplary service and achieved a 100 percent client satisfaction rating for all claims it handled in 2001.

The coverages provided by **United Guaranty Corporation (UGC)** subsidiaries protect lenders and investors against loan losses resulting from borrower default and foreclosure. UGC's strong 2001 results marked the 13th consecutive year of record financial performance, with operating income of $417.4 million.

United Guaranty (in millions, except ratios)	2001	2000
Net Premiums Written	**$494.4**	$453.4
Income Before Realized Capital Gains (Losses)	**417.4**	363.1
Combined Ratio	**36.90**	40.92

UGC had an excellent year. Despite weak economic conditions, housing finance remained one of the few strong sectors, reaching a record $2 trillion in residential mortgage originations and refinances, the highest loan volume ever for the industry. Against this backdrop, UGC achieved a solid market position built on $36.3 billion in new insurance business.

While UGC had record results in new insurance written and operating income, its portfolio performance experienced a modest decline in the second half of the year, as mortgage delinquencies increased from 2.08 percent at year-end 2000 to 2.57 percent at year-end 2001 – still well below mortgage insurance industry norms. United Guaranty's sound risk management policies, supported by product innovation and leadership in risk-sharing structures with lender customers, have resulted in superior performance compared to the industry.

UGC added 10 products, ranging from home buyer education seminars, to mortgage processing support, to its Internet eBusiness gateway. Designed to improve efficiencies for mortgage lenders, the gateway has resulted in a significant increase in UGC's Web-based commerce. Electronic transactions now account for 83.4 percent of new insurance applications. Centre Capital Group, Inc., UGC's mortgage conduit subsidiary, nearly doubled its loan purchases in 2001, and UGC's international operations posted substantial premium growth for the year.

AIG's **Foreign General Insurance Group** is the most extensive worldwide network of any insurance organization. Its operations encompass over 70 countries in Asia, the Pacific Rim, Latin America, Europe, Africa and the Middle East. The Group markets a full range of property-casualty products to both consumers and commercial clients.

Foreign General Insurance† (in millions, except ratios)	2001*	2001**	2000
Net Premiums Written	$5,050.8	$5,050.8	$4,970.3
Income Before Realized Capital Gains (Losses)	1,063.6	1,088.6	943.7
Combined Ratio	92.18	91.66	92.40

†Excluding results of Transatlantic's international operations.
*Including WTC losses.
**Excluding WTC losses.

With market terms and conditions improving throughout 2001, American International Underwriters (AIU) had a good year. Across its global network – one that would be virtually impossible to replicate – AIU benefited from a flight to quality and capitalized on its innovative product range and multiple distribution channels. The Group's operations are by many standards the most efficient in the industry. Reflecting an ongoing commitment to deliver consistently superior service to customers, Foreign General launched the Performance Management Program (PMP), which has provided excellent results in AIG's domestic operations. The objective of PMP is to stimulate continuous improvements in service delivery, quality and process.

AIG's General Insurance operations in Japan had a good year in a very difficult economic environment. AIU Japan continued to capitalize on opportunities created in the recently deregulated market. In 2001, AIU Japan completed distribution alliances with several major Japanese banks and financial services organizations. These alliances complement AIU Japan's strong agency operation, recognized as one of the most professional in the industry. The Japanese branch of American Home Assurance Company retained its leadership position among direct marketing insurers for auto and accident and health (A&H) products, and achieved growth fueled by its reputation for excellent claim and service capabilities. American Home began offering its products through AIG Star Life's 4,300-member agency force, a significant new distribution channel. South Korean operations experienced good growth through increased brand awareness, a rapidly expanding agency force and branch network, and the introduction of direct marketing programs.



The U.K./Ireland Division had an excellent year both in premium growth and operating income. The division expanded its market penetration of the United Kingdom's top 500 companies and continued to capitalize on growth opportunities in the Irish market. The division launched new products in financial lines, A&H, and in its multi-line unit. In the aftermath of September 11, the



A pioneer in its market, AIU Hong Kong celebrated its 70th year of operations in 2001. During these seven decades, the company has prospered in tandem with Hong Kong, and AIU Hong Kong is widely recognized for its early and ongoing contributions to the insurance industry of Southeast Asia. Along the waterfront of Hong Kong Harbor *(above)* are the offices of several companies with which AIU Hong Kong has longstanding general insurance relationships, including Jardines Matheson Group, a conglomerate with a long history in Hong Kong. In 2001, AIU Hong Kong's market leadership was recognized when American Home Assurance Company was named the "General Insurance Company of the Year" in Hong Kong by the Asia Insurance Industry Awards.

aviation terrorism and war liability facility initiated and led by AIG was coordinated out of the London office. AIG launched its first Lloyd's syndicate in 2001. Managed by Ascot Underwriting Limited, the syndicate had a very promising start.

Paris-based AIG Europe S.A., which serves Continental Europe, continued to expand many of its key specialty lines of business. AIG Europe had all of its systems and financial changes in place for the euro conversion well in advance of the new currency's January 1, 2002 introduction. The Central Europe and Commonwealth of Independent States Division had a good year, reporting solid growth and earnings. The division's Baku, Azerbaijan operation became fully owned by AIG in 2001.

The Middle East, Mediterranean and South Asia Division generated strong premium growth. During 2001, the division fully integrated Pharaonic AIG Insurance Company (S.A.) into its established Egyptian business. In India, Tata AIG General Insurance Company Limited was launched in 2001 and now operates in India's six largest metropolitan markets. Operations in Israel had excellent growth. Earnings in the Africa Division improved substantially with growth in A&H, commercial lines and risk finance portfolios.

The Southeast Asia and Greater China Divisions had good premium growth, benefiting from their success in developing alternative distribution channels. The Shanghai office became the first in China to offer a fully integrated Internet-based marine insurance and loss engineering service, and American Home Assurance Company in Hong Kong was honored with the "General Insurance Company of the Year" award at the 2001 Asia Insurance Industry Awards. The Australasia Division benefited from improved market terms and conditions, which resulted in production growth across many business classes.

The Latin American Division had a good year, with solid premium growth, and AIG's joint venture with Unibanco in Brazil also performed well. Operations in Argentina reported strong growth and profitability despite the country's economic and political turmoil. Mexico and Chile also had strong results.

Transatlantic Holdings, Inc. (Transatlantic), through its subsidiaries Transatlantic Reinsurance Company, Trans Re Zurich and Putnam Reinsurance Company, offers reinsurance capacity on both a treaty and facultative basis, structuring traditional and non-traditional programs for a full range of property-casualty products, with an emphasis on specialty risks.

Transatlantic (in millions, except ratios)	2001*	2001**	2000
Net Premiums Written	$1,905.6	$ 1,905.6	$1,658.6
Income (Loss) Before Realized Capital Gains (Losses)	(33.5)	226.5	235.0
Combined Ratio	114.87	100.35	99.87

*Including WTC losses and Enron surety bond losses.
**Excluding WTC losses and Enron surety bond losses.

Transatlantic, which is majority-owned by AIG, is headquartered in New York and has a network of offices located in the United States, Canada, Latin America, Europe and Asia. Despite the impact of losses associated with September 11 and Enron surety bonds, Transatlantic's financial condition and business franchise remain among the strongest in the reinsurance industry.

In the United States, Transatlantic had excellent premium growth, largely fueled by increases in general casualty, automobile, and certain professional liability classes of business. Transatlantic is the largest broker-market reinsurer in the United States, and a recognized leader and innovator in specialty casualty classes including medical malpractice and A&H, as well as professional, directors and officers (D&O), and environmental impairment liability. The increased loss severity reported in medical malpractice and D&O liability classes, and the general reduction in risk appetite



Barclays PLC, a U.K.-based global financial services group engaged in banking, investment banking and investment management, has been an AIU client through its London office since 1994. Barclays initially turned to AIU for its expertise in creating specialized solutions for financial institutions. In recent years, Barclays has expanded this relationship to include property and excess casualty coverages. A long-time leader in the U.K. retail banking industry, Barclays' current corporate growth plan involves developing its operations in Europe and expanding globally in select businesses. The bank has relied upon AIU's expertise and worldwide network to assist in its expansion.

on the part of other reinsurers as they assessed the overall impact of September 11, resulted in thinning market capacity and improved pricing for these classes. Transatlantic also benefited from heightened market awareness of the need to obtain reinsurance from financially strong companies.

Transatlantic's international business accounted for about half of its total net premiums written. International operations reported solid growth in net premiums written, led by its London office and Trans Re Zurich subsidiary. Capitalizing on its local market expertise and full range of resources, Transatlantic further expanded its global reach in 2001 with the opening of a representative office in Sydney.

AIG's worldwide Life Insurance business achieved excellent results in 2001, with a 14.0 percent gain in premium income, deposits and other considerations and an increase of 13.6 percent in income before realized capital losses. Life Insurance accounts for approximately 48 percent of AIG's total pretax income. AIG's life operations comprise the most extensive worldwide network of any life insurer. In the United States, AIG is now the second-largest life insurer, following the acquisition of American General.

Life Insurance (in millions)	2001*	2001**	2000
Premium Income, Deposits and Other Considerations†	$44,028.8	$44,028.8	$38,620.8
Income Before Realized Capital Gains (Losses)	5,660.1	5,791.1	4,983.9
Operating Income	5,405.7	5,536.7	4,822.2

†Includes premium income, deposits, annuities, pensions and investment products.
*Including WTC losses.
**Excluding WTC losses.

AIG's Foreign Life Insurance operations are conducted principally through the following companies, many of which lead the markets they serve.

- **American International Assurance Company, Ltd.** is AIG's flagship life insurance company for Southeast Asia and China, and the largest life insurer in the region.
- **American Life Insurance Company** is among the largest international life insurance companies in the world, with operations in over 50 countries.
- **Nan Shan Life Insurance Company, Ltd.** is Taiwan's second-largest life insurer.
- **The Philippine American Life and General Insurance Company** is the largest life insurance company in the Philippines.
- **AIG Star Life Insurance Co., Ltd. (AIG Star)**, formerly The Chiyoda Mutual Life Insurance Company, was acquired by AIG as part of Chiyoda's reorganization. AIG Star is contributing to AIG's growing presence in Japan.

In the United States, AIG's Domestic Life Insurance business offers a comprehensive range of life insurance products for financial and estate planning and wealth transfer, using a full complement of distribution channels including agency networks and financial planners.

- **American General Life**, one of the top life insurance organizations in the United States, distributes a broad range of life insurance and annuity products.
- **SunAmerica Inc.**'s life businesses, including SunAmerica Life Insurance Company, Anchor National Life Insurance Company and First SunAmerica Life Insurance Company, are among the largest issuers of annuities and guaranteed investment contracts in the United States.

For additional information on the major product segments of AIG's Life Insurance business, see Life Insurance Operations in *Management's Discussion and Analysis of Financial Condition and Results of Operations.*




LIFE
INSURANCE

AIG's **Foreign Life Insurance** businesses offer a wide range of traditional insurance and financial and investment products. This Foreign Life network encompasses more than 70 countries, where many AIG businesses have been serving local markets for more than 50 years.

Foreign Life Insurance (in millions)	2001	2000
Premium Income, Deposits and Other Considerations†	$20,472.9	$19,917.4
Income Before Realized Capital Gains (Losses)	2,739.9	2,237.5
Operating Income	2,816.3	2,243.6

†Includes premium income, deposits, annuities, pensions and investment products.

American International Assurance, Ltd. (AIA) operates an extensive network of branches, subsidiaries and affiliates in Singapore, Hong Kong, Thailand, Malaysia, China, South Korea, Indonesia, Australia, Brunei, New Zealand, Vietnam, India, Macao, Guam, Saipan and Sri Lanka. AIA reported strong results for 2001.



*Before realized capital gains (losses).

AIA's success and market leadership directly reflect the company's core strategies emphasizing financial strength, strong local reputation, agency development, new product innovation, service enhancement and the use of alternative distribution channels. In recognition of AIA's superior financial strength, Standard & Poor's assigned a Triple-A rating to AIA and American International Assurance Company (Bermuda) Ltd. AIA's expansion in 2001 was fueled by the growth and development of its high quality agency force, acquiring licenses to serve significant new and emerging markets, as well as through the formation of strategic alliances with the region's top banks and investment houses.

AIA has long held a competitive advantage in the industry by being an effective and innovative user of technology. During 2001, the company continued to make progress through eCommerce initiatives in key markets. In Singapore, AIA was named "eInsurer of the Year." In Shanghai, AIA made a breakthrough in the market with the launch of an eStore which offers basic insurance products to Shanghai residents via the Internet.

AIA Hong Kong continued to achieve strong results in its unit-linked business where the premium growth rate was nearly double that of the local industry. AIA made significant strides in China and at year-end was granted a branch license to set up life operations in Beijing and Suzhou, and two sub-branch licenses for Dongguan and Jiangmen, giving AIA a total of eight Chinese city zones in which it operates. In India, Tata AIG Life Insurance Company Limited serves eight Indian cities through a rapidly expanding top-flight agency force. AIA is the largest insurance provider in Singapore and Thailand and, in 2001, had strong premium growth in both countries. AIA's operation in South Korea, known locally as AIG Life Insurance, is one of the fastest growing life insurers in the market.



With a population of over 1 billion people, India is one of the world's most dynamic developing markets. In January 2001, AIG's joint venture general insurance company in India, Tata AIG General Insurance Company Limited, received its license to market both commercial and personal lines products. Soon after, a life insurance license was granted to Tata AIG Life Insurance Company Limited. Based in Mumbai, Lakshmi Subramaniam *(left)*, one of Tata AIG's top-selling life insurance agents, explains the details of an endowment product to one of her customers.

American Life Insurance Company (ALICO) has operations in more than 50 countries comprising Japan; Western, Central and Eastern Europe; the Middle East; Africa; Latin America; South Asia and the Caribbean. ALICO's branches and subsidiaries market a wide range of life and health products through a network of over 29,000 agents and brokers. The ALICO product line includes traditional life, unit-linked life, accident and health, group insurance for large and small organizations, pensions and annuities. ALICO holds a AAA insurer financial strength rating from Standard & Poor's, and an Aaa rating from Moody's, the highest ratings awarded. ALICO had record premiums and operating income, despite the impact of a strengthening dollar against some local currencies.

Once again, ALICO had excellent results in Japan, its largest market, with performance driven by its diverse distribution system, focus on product innovation and financial strength. ALICO is a leading foreign life insurer in Japan. For several years, ALICO has achieved solid growth as consumers have sought alternatives to weakened, and in some cases insolvent, local Japanese life companies. ALICO Japan expanded and enhanced its agency force through a range of successful recruiting and training programs, and took advantage of opportunities to distribute select ALICO products through AIG Star agents.

In the United Kingdom, ALICO's success in telemarketing accident and health products was recognized through an award presented by the U.K.'s Direct Marketing Association. AIG Life Management Services (Ireland) Limited, which became a wholly owned ALICO subsidiary in 2001, continued to support the marketing of unit-linked life insurance and other savings products in Western Europe. Euro conversion allowed ALICO to build on synergies in its Western European operations and develop plans to realize greater efficiencies in new product introduction and market entry. The Central and Eastern Europe Region had an excellent year, with Greece, Hungary, Poland and the Czech Republic all reporting double-digit profit growth.



*Premiums are presented on a GAAP basis.

In the Middle East, where ALICO is the leading life insurance company, a record of growth continued, predominately through the sale of U.S. dollar-denominated products. ALICO was also granted a life license to operate in Nepal. In Latin America, ALICO continued to expand its joint venture activities with Unibanco in Brazil, where the pensions and retirement business achieved strong premium and profit growth.

In Taiwan, **Nan Shan Life Insurance Company, Ltd. (Nan Shan)** reported good premium growth in 2001. As part of its overall business development strategy, Nan Shan expanded operations and formed two new departments – one to focus on opportunities in Taiwan's high-net-worth individual sector, the other to create a presence in the sale of investment-linked products, which are new to the Taiwanese market. Nan Shan also launched a Web-based system that allows agents to submit ordinary life applications via the Internet and get quick approval using simple underwriting criteria. For nine consecutive years, Nan Shan's agency force, which is now more than 42,000 strong, has been ranked the best in the life insurance industry. Nan Shan was also cited as the company with the best claim service.

The Philippine American Life and General Insurance Company (Philamlife) achieved solid results in 2001. Despite the economic uncertainty that the Philippines faced during the year, Philamlife had strong performance in renewals, generated profitable new business, and had good results in the high-net-worth individual segment, as well as in other lucrative niche markets. During the year, Philamlife launched a new agency compensation system, which includes an attractive award component emphasizing increased productivity, consistency, high performance levels and agency expansion.



AIG Star Life Insurance Co., Ltd. has significantly expanded AIG's presence in the Japanese life insurance market. AIG Star's agency sales have already benefited from the introduction of new AIG life coverages into its product portfolio, as well as from cross-selling opportunities presented by AIG's auto and accident and health businesses in Japan. Kyoko Ogura *(right),* one of AIG Star's top agents in 2001, meets with a prospect in Kawagoe City, north of Tokyo.

AIG Star Life Insurance Co., Ltd. (AIG Star), formerly The Chiyoda Mutual Life Insurance Company, was reorganized in 2001 and began contributing to AIG's growing presence in Japan. With over 4,000 agents and more than 2 million policies in force, AIG Star is well positioned in the Japanese life market. While the company's core products are basic life and medical insurance, AIG Star agents also distribute cancer, personal accident and auto insurance written by other AIG companies in Japan.

AIG's **Domestic Life Insurance** businesses distribute a broad range of products and services through both independent and career agent networks, as well as alternative distribution channels including banks. AIG is now the second-largest U.S. life insurer following the acquisition of American General and, in 2001, premiums for individual life, annuity and pension product lines all reached record levels. AIG's superior financial strength provides a key competitive advantage in the individual, small business and corporate markets that the domestic life companies serve.

Domestic Life Insurance (in millions)	2001*	2001**	2000
Premium Income, Deposits and Other Considerations†	$23,555.9	$23,555.9	$18,703.5
Income Before Realized Capital Gains (Losses)	2,920.2	3,051.2	2,746.4
Operating Income	2,589.4	2,720.4	2,578.6

†Includes premium income, deposits, annuities, pensions and investment products.
*Including WTC losses.
**Excluding WTC losses.

Prior to the acquisition of American General Corporation, AIG served the domestic life market through the **AIG Life Companies (U.S.)** and the life businesses of **SunAmerica Inc.** By year-end, the integration of the **American General Life Companies (American General Life)** had already created valuable synergies with AIG's domestic life operations, as well as with the retirement savings business of AIG SunAmerica, giving AIG an even stronger platform from which to capitalize on the growth opportunities in this important market. American General Life achieved excellent results in 2001. Paid annualized individual life insurance sales reached record highs, as did the total paid annualized sales of all products. American General Life strengthened its franchise in major growth segments, including the high-net-worth individual market where excellent results were achieved in variable universal life. It had continued success with its hallmark All Seasons Product Portfolio, which offers a full range of fixed and variable life coverages targeted to specific stages of an individual's financial life cycle. During the year, American General Life introduced new products into the portfolio and enhanced many existing coverages. American General Life also experienced strong sales in the structured settlement area, firmly establishing AIG as the industry leader in this important market sector, in which injury victims are compensated with federal tax-free payments over time as opposed to a taxable lump-sum payment.



*Before realized capital gains (losses).

American General Life distributes its products and services through both independent and career agent systems. Its primary focus is its independent distribution system, which includes 33,000 independent agents and strategic alliance partnerships with independent broker-dealers, banks and financial planners. American General Life's independent channels market a broad range of products to middle- and upper-income individuals, small business owners and corporations. The career distribution channel is



American General Life is a leading provider of life insurance and retirement savings products designed for high-net-worth individuals. Over the past five years, American General Life has had great success building relationships with the independent agents and financial planners who specialize in serving this affluent market, and has become a preferred provider among its independent advisors. A principal of FFR Planning Group in Houston, Steven Schwartz *(left)* regularly draws upon the broad range of American General Life's products for client investment and counts many successful local entrepreneurs as customers. Here, Mr. Schwartz counsels two Houston businessmen, owners of a large valve fitting company, on the inclusion of American General Life's products in their personal and family estate tax plans.

made up of 4,500 agents who market products and services targeted to moderate and middle-income customers. The integration of AIG and American General insurance businesses has provided producers with a signifiantly broadened range of products to cross-sell to clients. Soon after the acquisition was completed, AIG's accident and health division and American General launched a cross-marketing initiative for a new cancer insurance policy sold through American General's career distribution channel to the home services customer base. The product was well received and the agency force surpassed initial sales projections.

American General places a strong emphasis on training and development. Through its partnership with the Academy of Multidisciplinary Practice and Michigan State University, American General provides its leading distributors who serve the high-net-worth individual market with innovative Web-based tools to allow them to grow their business and meet the complex financial needs of the more sophisticated buyer.



*Premiums are presented on a GAAP basis.

In addition to the leadership position AIG assumed in the domestic life insurance industry following the American General acquisition, AIG also became the largest provider of fixed annuities in the United States, having acquired American General's fixed annuity franchise. In early 2002, this business was renamed **AIG Annuity Insurance Company (AIGA)** to take advantage of AIG's strong reputation in the financial services industry, and leadership position in retirement savings. AIGA is also the leading provider of annuities sold through banks. AIGA achieved record results in every major category of performance in 2001, including a 28 percent increase in deposits to $5.5 billion and a substantial increase in net annuity flows.

AIGA's success in bank distribution is fueled by its innovative product strategy, which provides financial institutions with proprietary annuities that are customized, priced and packaged to meet their specific needs. In addition, AIGA's bank customers, which include many of the nation's largest financial institutions, can participate in the management of assets and have the added benefit of AIGA's marketing and sales training expertise.

The success of this strategy led to the addition of 110 new financial institution agreements during the year. At year-end 2001, nearly 40,000 bank representatives at 433 financial institutions offered AIGA's products. Also during the year, the company successfully consolidated AIG Life Insurance Company's fixed annuity marketing and administrative operations into AIGA's operations center in Amarillo, Texas. The move is expected to generate operating efficiencies and enhanced customer service capabilities.

Prior to AIG's acquisition of American General Corporation, the two principal AIG Life Companies (U.S.) were **AIG Life Insurance Company** and **American International Life Assurance Company of New York**. While operations of both companies are now well integrated with those of American General, the AIG Life Companies (U.S.), if looked at independently, achieved record premium volume in annuity, pension and employee benefits product lines in 2001.

SunAmerica's life businesses had a solid year. SunAmerica life companies are among the largest issuers of annuities in the United States, and are the leaders in the global guaranteed investment contract and funding agreement market.



Soon after AIG's acquisition of American General Corporation in August 2001, the combined organization began introducing new products for distribution through American General's 4,500-strong career agency sales force. Leading agents, such as Jerry Litton of American General Life and Accident Insurance Company *(right)*, provide products that meet their clients' evolving needs through the stages of their lives. Here, Mr. Litton explains the benefits of combining a life policy with a new cancer insurance coverage.

The **Global Retirement Services Division (GRSD)** provides retirement-related products and services to individuals and companies worldwide. Additionally, GRSD is responsible for AIG's annuity operations outside the United States. In the United States it is a recognized leader in the terminal funding market and, in 2001, was awarded management of its largest case ever.

The **Group Management Division (GMD)**, which provides employee benefits and credit-related insurance to multinational and local companies worldwide, achieved record results in 2001, with strong performance in Central Europe, the Middle and Far East, and the United States. GMD benefited significantly through the integration of American General operations, which doubled the size of GMD's group employee benefit business in the U.S. market. GMD now ranks as the second-largest provider of credit life insurance sold through banks.

AIG's Financial Services Group businesses specialize in aircraft leasing, financial products, trading, consumer finance and premium finance. These businesses complement AIG's core insurance operations and achieve a competitive advantage by capitalizing on AIG's Triple-A ratings and global network. Operating income for Financial Services gained 19.2 percent in 2001 to a record $2.00 billion.

Financial Services (in millions)	2001	2000
Operating Income	$1,999.3	$1,677.3

The businesses in AIG's Financial Services Group are leaders and innovators in the markets they serve.

- **International Lease Finance Corporation** is the market leader in the leasing and remarketing of advanced technology commercial jet aircraft worldwide.
- **AIG Financial Products Corp.** engages as principal in interest rate, currency, equity and credit derivative transactions with top-tier corporations, financial institutions, governments, agencies, institutional investors and high-net-worth individuals throughout the world.
- AIG's consumer finance business consists of **American General Finance, Inc.**, one of the largest consumer finance companies in the United States; and **AIG Consumer Finance Group, Inc.**, which, through its subsidiaries, offers a broad range of consumer finance products, primarily overseas.
- **AIG Trading Group Inc.**, through its subsidiaries, engages in hedged trading and market making in foreign exchange, emerging market debt, precious and base metals, energy products and commodity indices.
- **Imperial A.I. Credit Companies** is the largest premium finance provider in the United States.



FINANCIAL SERVICES



Despite the tragic events of September 11 and their impact on the airline industry, **International Lease Finance Corporation (ILFC)** achieved record revenues, rising 7.0 percent to $2.61 billion, with record operating income up 14.6 percent to $749.1 million. At year-end, ILFC's modern jet fleet of 508 aircraft included 471 aircraft for operating lease, four aircraft under finance lease and 33 managed aircraft. ILFC's fleet, the most modern in the world with an average age under five years, had a net book value of $22.71 billion at year-end.

During 2001, ILFC expanded its global leadership position in new aircraft leasing with a customer base that includes 123 of the world's airlines. In Europe, ILFC's major lease transactions included 11 aircraft with Air France, its largest customer; 10 aircraft with Malev Airlines of Hungary; additional aircraft to Aer Lingus in Ireland, Transavia in the Netherlands, Star Airlines in France and Finnair in Finland; and a new relationship with France's Aeris. In China, ILFC placements included six aircraft with China Eastern Airlines, five with Air Macau, four with Xiamen Airlines, and the delivery of the first of four aircraft to Shanghai Airlines. ILFC expanded its business with a number of existing clients elsewhere in Asia and formed a new relationship with Malaysia's Air Asia. Major lease transactions in the Middle East included additional aircraft with Emirates Airlines, Oman Air, Turkish Airlines, Yemenia, Flash Airlines in Egypt and Cyprus' Eurocypria, a new client. ILFC signed additional leases in North America with Air Transat and Skyservice Airlines in Canada, as well as with Aeromexico and Mexicana. Elsewhere, ILFC expanded its relationship with Peru's Aero Continente and Air Jamaica, and placed four aircraft with Hawaiian Airlines, a new client. ILFC concluded its largest aircraft sales transaction of the year by selling six aircraft to Aviation Capital Group based in Newport Beach, California.

ILFC's strong relationships with airlines throughout the world, combined with its management depth and organizational flexibility, allow the company to mobilize and redeploy aircraft assets rapidly from one part of the world to another. In the aftermath of September 11, ILFC worked intensively with its customers to manage aircraft capacity. As a result of ILFC's lease requirements and contingency planning, ILFC did not suffer any material losses from airline shutdowns. As the airline industry worked through its financial recovery, ILFC began to experience an increased demand for its core operating lease product. Accordingly, ILFC took advantage of its flexible aircraft purchase contracts to adjust order positions to meet current and foreseeable future demand. At the close of 2001, ILFC had firm lease contracts in place covering all delivery positions in 2002, and most of those scheduled for delivery in 2003.



- Europe 46.9%
- Asia/Pacific 22.3%
- Latin America 8.0%
- North America 18.4%
- Africa/Middle East 4.4%



ILFC is known throughout the airline industry for its responsiveness to the changing needs of its clients. A case in point is Dubai-based Emirates Airlines, where ILFC began cultivating a business relationship in the early 1990s. Emirates is among the fastest-growing airlines in the world and has one of the youngest fleets. ILFC has consistently provided the equipment most suited to fueling Emirates' rapid expansion, including this Boeing B777-300, one of two currently on lease to Emirates.

AIG Financial Products Corp. (AIGFP) assists clients with efficiently raising and managing capital and debt; hedging equity, foreign exchange, interest rate and credit exposures; and optimizing investments in global equity and credit markets. AIGFP facilitates corporate finance and capital markets transactions for clients, including transactions arising from domestic or foreign acquisitions and divestitures, expansions and joint ventures. AIGFP also raises funds through municipal reinvestment agreements and other public and private offerings, investing the proceeds in a diversified portfolio of high-grade fixed-income securities. AIGFP has its headquarters in Westport, Connecticut, as well as offices in Tokyo, London and Paris, where it operates through its subsidiary Banque AIG, a fully licensed, Triple-A rated French bank.

AIGFP performed well in a difficult market in 2001, increasing its operating income by 16.9 percent. Profits were strong across all product lines with major contributions from North America and Europe. Its global client base includes governments, multinational and high-grade corporations, banks and insurance companies. These customers continued to count on AIGFP's capability for providing the specific products and services that allow businesses to hedge as much economic risk as possible in the capital markets. Adjusting quickly to the changes in global interest rates, equity prices, and credit spreads, AIGFP structures value-added solutions for its clientele worldwide. AIGFP also benefited from a general flight to quality in the financial markets, as clients sought counterparties with the highest credit ratings.

The acquisition of American General Corporation brought **American General Finance, Inc. (AGF)** into the AIG family of companies. The integration of AGF has accelerated the expansion of AIG's domestic consumer finance business by leveraging AGF's expertise, strategic partnerships and extensive U.S. branch office network. Founded more than 80 years ago, AGF has a long history of successfully filling consumer financial needs. Its operations include approximately 1,400 branch offices in 44 states, Puerto Rico and the U.S. Virgin Islands. AGF's branch franchise continued to form the foundation for the company's success with highly trained local employees. The company serves more than 2 million customers and provides nearly 17,000 merchants with retail sales financing. At year-end, its $11.99 billion portfolio was a conservative mix of finance receivables, consisting of real estate loans, non-real estate loans and retail sales. AGF monitors and controls its finance receivables underwriting with a state-of-the-art risk management system. eCommerce activities played a major role in its overall performance and facilitated substantial new loan volume. AGF is also offering consumer loans to AIG customers through *aigdirect.com,* an Internet site offering insurance coverage direct to consumers and small businesses.



*Includes commissions, transaction and other fees, and loan fees.



AIGFP has a strong reputation in the financial services industry for its innovative products and disciplined risk management practices. One of the keys to AIGFP's success is the experience and quality of its professional team, which allows it to act quickly and expertly on its clients' behalf. Many of AIGFP's 200 professionals have been with the firm for more than a decade. Pictured at headquarters in Westport, Connecticut, a group of financial engineers discuss the details of a highly structured equity product for a corporate client.

AIG Consumer Finance Group, Inc. (AIGCFG) has operations in Argentina, China, Poland, the Philippines, Taiwan, Thailand, Hong Kong and Japan, as well as in the United States. AIGCFG's product offerings include credit cards, personal and auto loans, term deposits, savings accounts, sales finance and mortgages. Despite difficult economic conditions in its major markets, AIGCFG had strong growth in 2001, and achieved good results in its credit card operations. With a new card launched in Thailand, AIGCFG's four Southeast Asian card businesses collectively serve more than one million cardholders. AIGCFG worked with AIA and ICBC, China's largest commercial bank, to create a co-branded credit card in China. The direct banking operations of AIG Bank Polska S.A. had an outstanding year as retail deposits grew significantly. While Argentina faced a recession of unprecedented magnitude, Compania Financiera Argentina S.A., AIG's majority-owned finance company, was profitable, implementing cost controls and tightening credit criteria.

AIG Trading Group Inc. (AIGTG) provides highly personalized customer service and creates innovative risk management products for multinational corporations, financial institutions, institutional investors and sovereign entities. AIGTG's breadth of services includes currency and commodities brokerage, client-tailored back-office support, and insightful political-economic research from leading figures in the financial services industry. AIGTG operates through a worldwide network of offices, including its Greenwich, Connecticut headquarters, London, Paris, Singapore and Toronto. AIGTG had a profitable year in 2001 despite difficult and volatile markets.

In 2001, AIGTG took a number of steps to enhance the long-term competitive strength of its global business. Efforts by a restructured management team centered on growing the client franchise through the expansion of operations in key markets, emphasizing AIGTG's strengths in providing innovative risk management products, ensuring confidential transaction execution, and offering seamless service on a 24-hour basis to clients anywhere in the world. In an important development during 2001, the Chicago Board of Trade launched a futures contract based on the Dow Jones-AIG Commodity Index℠, which was created in 1999.

Imperial A.I. Credit Companies' premium finance volume was a record $5 billion in 2001, and operating income also reached a new high. Imperial A.I. Credit introduced several new Web-based products, which generated gains in productivity for the business as well as for its brokers and agents. These products solidified Imperial A.I. Credit's leadership position in the agency market, where technology-driven services and a customer focus are paramount. The Imperial A.I. Credit Companies are also leaders in the broker market, where the understanding of complex insurance arrangements and the development of creative financing solutions are essential.



American General Finance, Inc. (AGF) is a significant addition to the AIG family of companies. Serving more than 2 million customers, AGF is one of the largest consumer finance companies in the United States and a leader in retail sales financing. AGF's retail partners count on AGF lending specialists to provide the customized credit programs that meet the unique needs of their customers. At an office complex in Dallas, AGF Associate Director of Operations Deidre Gwin illustrates for one of her clients how a new financing product could enhance sales throughout the client's retail furniture franchise.

AIG's Retirement Savings & Asset Management business was enhanced in 2001 by the successful integration of American General Corporation, including The Variable Annuity Life Insurance Company. AIG is now at the forefront of the retirement savings industry. As a manager of third-party institutional, retail and private equity fund assets, this business leverages AIG's deep knowledge of markets around the world and expertise in a wide range of asset classes. During 2001, operating income decreased 8.7 percent to $1.06 billion as a result of sharp declines in the equity markets.

Retirement Savings & Asset Management (in millions)	2001	2000
Operating Income	**$1,060.1**	$1,161.3

AIG's Retirement Savings & Asset Management businesses are well positioned to take advantage of opportunities throughout the global marketplace on behalf of their clients.

- **The Variable Annuity Life Insurance Company** is the leading provider of group retirement products in primary and secondary schools and in hospitals, and the third-largest in higher education.
- **SunAmerica Retirement Markets, Inc.** is one of the nation's largest suppliers of individual variable annuities.
- **SunAmerica Asset Management Corp.** manages and administers retail mutual funds, as well as investments in SunAmerica variable annuities sold to individuals and groups throughout the country.
- **SunAmerica Financial Network, Inc.**, and **VALIC Financial Advisors**, AIG's wholly owned network of representatives, provide professional investment advice to help millions of clients achieve their retirement planning goals.
- **AIG Global Investment Group, Inc.** manages equities, bonds, private equity, hedge funds and real estate investments for retail and institutional clients throughout the world.
- **John McStay Investment Counsel L.P.** specializes in smaller and mid-capitalization growth equities and real estate securities, providing them to a range of clients including endowments, universities, foundations, public funds, pension plans and individuals.
- **AIG Financial Advisor Services, Inc.** is responsible for overseas retail asset management and product development.
- **AIG Private Bank Ltd.**, AIG's Zurich-based private banking subsidiary, specializes in asset management and private banking services for a worldwide clientele.



RETIREMENT SAVINGS & ASSET MANAGEMENT





In 2001, following the American General acquisition, AIG's retirement savings businesses were enhanced by the successful integration of **The Variable Annuity Life Insurance Company (VALIC)** with **SunAmerica**'s operations. VALIC, a leading provider of group retirement products, has important distribution channels and a broad array of products that complement SunAmerica's mix of business. AIG's retirement services businesses are now organized into six segments: group retirement products, individual variable annuities, retail mutual funds, and financial planning/broker-dealer services, marketed as AIG SunAmerica – "The Retirement Specialist." The remaining two business segments – fixed annuities and guaranteed investment contracts – are reported in AIG's Life Insurance results.

The combination of SunAmerica and VALIC places AIG at the forefront of the retirement savings industry. With market leading positions, an expansive product portfolio and one of the industry's largest, most diverse and productive distribution networks, AIG is uniquely positioned to benefit from the significant growth forecast for the retirement savings marketplace. AIG's wholly owned network of registered representatives provides professional advice to help millions of customers achieve their retirement planning goals. In total, more than 130,000 financial representatives are licensed to sell SunAmerica, VALIC and other AIG products.

VALIC's financial advisors meet the retirement planning needs of more than 2 million employee accounts in 41,000 sponsored group retirement plans across the country. In 2001, despite volatility in the equity markets, VALIC reported an increase in core annuity deposits. In addition, the combination of increased deposit growth and lower surrenders led to a substantial increase in net annuity flows. The reduction in surrenders reflects a commitment to customer retention, as well as the impact of business initiatives introduced during the year.

SunAmerica Retirement Markets, Inc. distributes individual variable annuities through a network of 94,000 representatives at independent broker-dealers, national and regional securities firms, insurance agencies and major financial institutions. In 2001, Anchor National Life Insurance Company, SunAmerica's principal issuer of individual variable annuities, also reported an increase in variable annuity deposits. As part of a key strategic initiative to expand distribution, eight new variable annuity products were introduced



*Includes commissions and other fees.



Leveraging AIG's global presence, asset management expertise and long-term experience in developing real estate around the world, AIG Global Real Estate Investment Corp., one of AIG's asset management subsidiaries, has sponsored funds focused on offering the attractive returns and the portfolio diversification that institutional investors seek. The AIG French Property Fund B.V., an AIG-sponsored real estate fund, has made a number of investments in France, including Le Centorial, the former headquarters of Credit Lyonnais, located in the heart of the Paris financial district. AIG Global Real Estate redeveloped Le Centorial with state-of-the-art interior office plans, while maintaining its 19th-century historical façade.

in 2001. Flagship variable annuity products such as *Polaris®*, *Seasons®* and *Alliance Ovation* provide a wide range of choices to distribution partners and their clients. The *Seasons* product line was a standout contributor as sales nearly quadrupled over the past two years. In addition to utilizing VALIC financial advisors and American General's broker-dealer network, new distribution partners for individual variable annuity products include Washington Mutual, Morgan Stanley, PaineWebber and Pacific Life.

The AIG SunAmerica Mutual Funds are managed and administered by **SunAmerica Asset Management Corp. (SAAMCo)**. The company manages and/or administers more than $9 billion of mutual funds and $32 billion of investments in variable annuities sold to individuals and groups throughout the country. In 2001, American General's North American Funds were merged with the AIG SunAmerica Mutual Funds, creating a stronger, more comprehensive selection of funds. SAAMCo now offers 40 mutual funds, including some of the top performers in their respective categories. The integration of American General's retirement savings businesses with AIG's provides significant cross-selling opportunities as VALIC financial advisors gain access to SAAMCo's comprehensive family of mutual funds.

Through the **AIG SunAmerica Financial Network** and **VALIC Financial Advisors**, AIG is well positioned to meet the growing demand for professional advice and financial planning. The AIG SunAmerica Financial Network encompasses six affiliated broker-dealers: Royal Alliance, SunAmerica Securities, FSC Securities, Advantage Capital, Sentra Securities and Spelman & Co.

AIG Global Investment Group, Inc. (AIG Global Investment) subsidiaries and related investment management operations of AIG manage over $38 billion of external client assets, in addition to the $258.82 billion of AIG insurance invested assets.

AIG currently sponsors 28 alternative investment funds representing approximately $8 billion of assets under management. These assets are invested in global funds, region-specific funds and country-specific funds in China, Brazil, Russia, India, France, the United States, Turkey and Israel, as well as other emerging and developed markets.

AIG continued to expand its existing portfolio of AIG-sponsored alternative investment funds and, consistent with its strategic plan, has been developing new funds including AIG-MezzVest, L.P., a mezzanine fund to finance companies primarily in Western Europe; AIG Private Equity Portfolio II, L.P., a fund focused on a diversified portfolio of private equity funds and co-investments in private equity and private equity-related transactions; and AIG Global Emerging Markets Fund II, L.P., a global fund that invests in emerging market companies.

AIG Global Real Estate Investment Corp. (AIG Global Real Estate) invests, develops, and manages real estate projects as a principal on a global basis. During 2001, more than $2.7 billion of new real estate investment was approved. AIG Global Real Estate began development of projects representing approximately 1.6 million square feet. It is the sponsor and manager of the AIG French Property Fund B.V. which has approximately $100 million of fund assets under management and committed capital of more than $200 million.

AIG has a majority stake in money manager **John McStay Investment Counsel (JMIC)**. At year-end, JMIC had over $5.0 billion in client assets under management. JMIC's investment approach is to capture the excess returns inherent in small to mid-capitalization equity securities.

AIG Financial Advisor Services, Inc. (AIGFAS) is responsible for retail asset management product development and distribution outside the United States. Its primary operations are in Japan, Western Europe and Southeast Asia, with growing operations in Central Europe, East Africa and the Middle East. AIGFAS focuses on mutual funds and unit-linked life products in the areas of product develop-



For more than 45 years, VALIC has specialized in sponsored group retirement programs for employees in education, healthcare, state and local governments, and other not-for-profit organizations. VALIC's approach to retirement planning emphasizes educational programs and face-to-face service. Clients like Indiana's Valparaiso Community Schools have come to rely on VALIC financial advisors to help employees make informed investment decisions and maximize their retirement savings opportunities. In the library at Valparaiso's Memorial Elementary School, Steve Magidson, a VALIC financial advisor, talks with a third-grade teacher, a satisfied client for the past 10 years.

ment, marketing materials and programs, training, technology and sales tools to support brokers-dealers, bank employees, insurance agents and independent financial advisors. AIGFAS supports a growing customer base of third-party distributors, along with AIG's extensive international distribution through ALICO, AIA and Nan Shan. In 2001, sales offices were added in Luxembourg, Germany, Italy and the United Arab Emirates.

AIG Private Bank Ltd. offers personalized and structured private banking solutions, tailored to the needs of its clients. In addition to its headquarters in Zurich, AIG Private Bank has branches and representative offices in Geneva, Lugano, Hong Kong, Singapore and São Paolo. Despite weak global equity markets and a difficult economic environment, AIG Private Bank reported solid financial results for 2001, and experienced significant expansion of business in Asia. Leveraging AIG's investment management expertise, the bank achieved continued success in its alternative investment product area.

AIG's invested assets totaled $363.73 billion at year-end 2001, compared to $305.42 billion at year-end 2000, an increase of 19.1 percent. Of this total, 12 percent is derived from General Insurance operations, 59 percent from Life Insurance, 29 percent from Financial Services and Retirement Savings & Asset Management and less than one percent from other sources. General Insurance net investment income rose 7.1 percent in 2001 to $2.89 billion, while Life Insurance net investment income increased 10.0 percent to $11.74 billion.

Total General Insurance invested assets amounted to $43.16 billion at year-end. Domestic General invested assets were $31.12 billion, while Foreign General invested assets amounted to $12.04 billion. Worldwide general insurance cash flow was $1.97 billion, with 66.8 percent of the total, or $1.32 billion, generated by domestic operations.

Domestic General net investment income amounted to $2.26 billion, comprising 77.9 percent of total General Insurance net investment income. Tax-exempt municipal bond purchases totaled $1.32 billion. These purchases had an average maturity of 15.5 years and a yield to maturity of 4.92 percent. The tax-exempt bond portfolio totaled $16.51 billion at year-end, with an average coupon of 5.61 percent, an average effective maturity of 10.9 years and a yield to maturity of 5.60 percent.

The Domestic General taxable bond portfolio totaled $4.39 billion, consisting of U.S. Treasury bonds and notes, other high grade securities, and high yield corporate bonds. In 2001, the U.S. Treasury portfolio had a total return of 7.24 percent, compared to the benchmark Lehman Brothers Treasury Index return of 6.75 percent. Yields on ten-year Treasuries declined during 2001 from a high of 5.51 percent to 5.05 percent.

Despite a dramatic easing of monetary policy during 2001, the equity market in the United States experienced a decline that was fueled by a slowing economy and downward revisions in corporate profits. The U.S. equity portfolio, which totaled $3.41 billion at year-end, accounted for 11.0 percent of total Domestic General invested assets. The actively managed component of the equity portfolio had a total return of negative 9.68 percent compared to negative 11.9 percent for the S&P 500. At year-end 2000, AIG's domestic private investment portfolio was carried at a cost of $1.47 billion and had a market value of $1.63 billion. During 2001, AIG received $188.6 million in income and capital gains from this portfolio, net of fees and expenses. By year-end 2001, as a result of changes in the market values, the reinvestment of portfolio cash flows and additional cash flow invested of $46.8 million, this portfolio was carried at a cost of $1.69 billion and had a market value of $1.71 billion.

Net investment income produced by Foreign General Insurance operations amounted to $638.1 million, an increase of 2.2 percent over 2000. Foreign General cash flow was $654.9 million, with investments in direct equities and the Eurodollar bond market.

Composition of Consolidated Invested Assets at December 31, 2001



- Taxable fixed maturities 50.6%
- Tax-exempt fixed maturities 4.5%
- Equity securities 2.2%
- Flight equipment 6.3%
- Other financial services assets 21.2%
- Mortgage loans, policy & collateral loans, and real estate 5.7%
- Cash & other short-term investments 9.5%

Life Insurance invested assets were $215.66 billion at year-end, an increase of 26.1 percent over year-end 2000. Foreign Life investments totaled $69.43 billion, or 32.2 percent of the total, and are mainly in the country of origin, where life insurance is frequently the principal savings vehicle for the local population. The longer duration of these life liabilities permits a more flexible and longer term investment policy. Net investment income generated by Life Insurance operations amounted to $11.74 billion, with Foreign Life operations contributing $3.65 billion, or 31.1 percent of the total.

Domestic General and Life Insurance Bond Portfolio Ratings



- AAA 30.5%
- AA 13.2%
- A 23.3%
- BBB 24.5%
- Non-rated 2.3%
- Lower 6.2%

Domestic Life investments are concentrated in high grade fixed income securities. The investment portfolio of $146.23 billion at year-end was comprised of 53 percent of high grade corporate bonds and U.S. Treasury securities, 21 percent of collateralized mortgage obligations with no derivative holdings, 2 percent of policy loans, 6 percent of high grade commercial mortgages, 6 percent of below-investment grade bonds, and 12 percent of cash, equities and miscellaneous invested assets.

AIG's real estate investments at year-end amounted to $2.65 billion, with the majority of these properties used for company occupancy purposes. Additionally, the current market value of these properties considerably exceeds their carrying value. At year-end, AIG's worldwide mortgage loan portfolio was $10.77 billion, of which commercial mortgages in the United States represented $9.22 billion. At that date, only a nominal amount of loans were in default. The foreign mortgage loan portfolio of $1.55 billion consists principally of loans in European, Asian and Latin American countries where AIG has a strong life insurance presence.

Financial Services and Retirement Savings & Asset Management invested assets amounted to $103.94 billion at year-end, of which $49.8 billion, or 47.9 percent, related to AIG Financial Products Corp. (AIGFP). The majority of AIGFP's assets represents its investment of proceeds from the issuance of guaranteed investment agreements, notes and other bonds in short and medium term securities of high credit quality. Aircraft owned by International Lease Finance Corporation (ILFC) for lease to commercial airlines around the world are the other principal component of financial services invested assets. At year-end, the net book value of the fleet totaled $22.71 billion. All of ILFC's fleet consists of new generation, technologically advanced aircraft that are in the highest demand from its airline customers and are expected to remain so. The customer base is also well diversified among airlines and geographic areas, with no single customer accounting for more than 10 percent of ILFC's worldwide revenues in any of the last three years.

General and Life Insurance Invested Assets — December 31, 2001
(in millions)

General Insurance	Domestic	Foreign	Total
Fixed maturities	$ 20,540	$ 9,062	$ 29,602
Equity securities	3,414	1,154	4,568
Mortgage loans on real estate	10	13	23
Policy loans	—	4	4
Collateral and guaranteed loans	—	31	31
Short-term investments and cash	1,018	634	1,652
Other invested assets	5,575	721	6,296
Investment income due and accrued	371	202	573
Real estate	193	217	410
Total	$ 31,121	$ 12,038	$ 43,159

Life Insurance	Domestic	Foreign	Total
Fixed maturities	$116,700	$ 53,050	$169,750
Equity securities	740	2,399	3,139
Mortgage loans on real estate	9,159	1,526	10,685
Policy loans	3,087	2,693	5,780
Collateral and guaranteed loans	—	636	636
Short-term investments and cash	2,543	2,977	5,520
Other invested assets	11,741	3,299	15,040
Investment income due and accrued	1,913	1,089	3,002
Real estate	348	1,758	2,106
Total	$146,231	$ 69,427	$215,658

INDEX TO FINANCIAL INFORMATION

Management's Discussion and Analysis of Financial Condition and Results of Operations	62
Eleven Year Summary of Consolidated Operations	92
Eleven Year Summary of Selected Financial Information	94
Supplemental Financial Information	96
Consolidated Balance Sheet	98
Consolidated Statement of Income	100
Consolidated Statement of Capital Funds	101
Consolidated Statement of Cash Flows	102
Consolidated Statement of Comprehensive Income	104
Notes to Financial Statements	105
Note 1 – Summary of Significant Accounting Policies	105
Note 2 – Foreign Operations	112
Note 3 – Federal Income Taxes	112
Note 4 – Deferred Policy Acquisition Costs	114
Note 5 – Reinsurance	114
Note 6 – Reserve for Losses and Loss Expenses and Future Life Policy Benefits and Policyholders' Contract Deposits	115
Note 7 – Statutory Financial Data	117
Note 8 – Investment Information	117
Note 9 – Debt Outstanding	120
Note 10 – Preferred Shareholders' Equity in Subsidiary Companies	125
Note 11 – Capital Funds	126
Note 12 – Commitments and Contingent Liabilities	127
Note 13 – Fair Value of Financial Instruments	134
Note 14 – Stock Compensation Plans	136
Note 15 – Employee Benefits	140
Note 16 – Starr International Company, Inc. Plan	144
Note 17 – Leases	144
Note 18 – Ownership and Transactions with Related Parties	144
Note 19 – Segment Information	145
Note 20 – Acquisition, Restructuring and Related Charges	151
Note 21 – Summary of Quarterly Financial Information – Unaudited	151
Report of Independent Accountants	152
Report of Management's Responsibilities	152
Corporate Directory	153
Shareholder Information	156

Cautionary Statement Regarding Forward-Looking Information

This Annual Report and other publicly available documents may include, and AIG's officers and representatives may from time to time make, statements which may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts but instead represent only AIG's belief regarding future events, many of which, by their nature, are inherently uncertain and outside of AIG's control. These statements may address, among other things, AIG's strategy for growth, product development, regulatory approvals, market position, financial results and reserves. It is possible that AIG's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Important factors that could cause AIG's actual results to differ, possibly materially, from those in the specific forward-looking statements are discussed throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. AIG is not under any obligation to (and expressly disclaims any such obligations to) update or alter any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Operational Review

On August 29, 2001, American General Corporation (AGC), was acquired by AIG. In connection with the acquisition, AIG issued approximately 290 million shares of its common stock in exchange for all the outstanding common stock of AGC based on an exchange ratio of 0.5790 of a share of AIG common stock for each share of AGC common stock. The acquisition was accounted for as a pooling of interests and the accompanying financial statements have been prepared to retroactively combine AGC's financial statements with AIG's financial statements.

On January 1, 1999, SunAmerica Inc., merged with and into AIG. AIG issued 187.5 million shares of its common stock in exchange for all the outstanding common stock and Class B stock of SunAmerica Inc., based on an exchange ratio of 0.855 shares of AIG common stock for each share of SunAmerica Inc. stock. The merger was accounted for as a pooling of interests.

AIG considers among its most important accounting policies those policies with respect to reserves for losses and loss expenses, future policy benefits for life and accident and health insurance contracts, deferred policy acquisition costs, and fair value with respect to certain assets and liabilities of certain of the subsidiaries of AIG's financial services operations. These are the policies that require management's most significant exercise of judgment on both a quantitative and qualitative basis. Further explanation of how management exercises that judgment is included throughout Management's Discussion and Analysis and in the relevant footnotes to the consolidated financial statements.

Consolidated Results

AIG's net income decreased 19.2 percent to $5.36 billion in 2001 as a result of the impact of the following charges:

(a) $1.38 billion net of tax with respect to acquisition, restructuring and related charges in connection with the acquisition of AGC (see the discussions under "Other Operations" herein and Note 20 of Notes to Financial Statements); and

(b) $533 million after taxes and minority interest share in World Trade Center and related losses (WTC losses) incurred in 2001 (see the discussions under "General Insurance Operations" and "Life Insurance Operations" herein and Note 20 of Notes to Financial Statements).

Excluding from AIG's net income these charges, the cumulative effect of accounting changes, realized capital gains and losses and AGC's home services operating income, which is being managed as a "closed block", core income increased 13.0 percent to $7.67 billion in 2001, due to increased growth and profitability in AIG's major businesses, including General Insurance, Life Insurance and Financial Services Operations.

The following table presents the reconciliation between net income as reported and core income for the twelve month periods ended December 31, 2001, 2000 and 1999:

(in millions)

	2001	2000	1999
Net income, as reported	$5,363	$6,639	$6,186
Cumulative effect of accounting changes	136	—	—
Acquisition related charges	1,385	207	—
WTC losses	533	—	—
Less:			
Realized capital gains (losses)	(542)	(214)	45
Home services operating income	293	274	283
Core income	$7,666	$6,786	$5,858

General Insurance Operations

AIG's general insurance subsidiaries are multiple line companies writing substantially all lines of property and casualty insurance.

Domestic general insurance operations are comprised of the Domestic Brokerage Group (DBG), which includes The Hartford Steam Boiler Inspection and Insurance Company (HSB); Transatlantic Holdings, Inc. (Transatlantic); Personal Lines, including 21st Century Insurance Group (21st Century), and Mortgage Guaranty.

HSB was acquired on November 22, 2000 and consolidated into AIG's financial statements during the fourth quarter of 2000. This acquisition was accounted for as a purchase.

DBG is AIG's primary domestic division. DBG writes substantially all classes of business insurance, accepting such business mainly from insurance brokers. This provides DBG with the opportunity to select specialized markets and retain underwriting control. Any licensed broker is able to submit business to DBG without the traditional agent-company contractual relationship, but such broker usually has no authority to commit DBG to accept a risk.

Transatlantic offers reinsurance capacity, both domestically and overseas, on treaty and facultative bases. Transatlantic structures traditional and non-traditional programs for a full range of property and casualty products with an emphasis on specialty risk.

Personal Lines engages in the mass marketing of personal lines insurance, primarily private passenger auto, homeowners and personal umbrella coverages.

Mortgage Guaranty provides guaranty insurance primarily on conventional first mortgage loans on single family dwellings and condominiums.

AIG's Foreign General insurance group accepts risks primarily underwritten through American International Underwriters (AIU), a marketing unit consisting of wholly owned agencies and insurance entities. The Foreign General insurance group also includes business written by AIG's foreign-based insurance subsidiaries for their own accounts. The Foreign General insurance group uses various marketing methods to write both business and personal lines insurance with certain refinements for local laws, customs and needs. AIU operates in over 70 countries in Asia, the Pacific Rim, Europe, Africa, Middle East and Latin America. (See also Note 19 of Notes to Financial Statements.)

General insurance operations for the twelve month periods ending December 31, 2001, 2000 and 1999 were as follows:

(in millions)

	2001	2000	1999
Net premiums written:			
Domestic General			
DBG [a]	$ 10,197	$ 7,934	$ 7,526
Transatlantic	1,906	1,659	1,499
Personal Lines	2,454	2,510	2,162
Mortgage Guaranty	494	453	397
Foreign General [a]	5,050	4,970	4,640
Total	$20,101	$17,526	$16,224
Net premiums earned:			
Domestic General			
DBG [a]	$ 9,776	$ 8,023	$ 7,002
Transatlantic	1,790	1,632	1,485
Personal Lines	2,478	2,401	2,079
Mortgage Guaranty	489	452	396
Foreign General [a]	4,832	4,899	4,582
Total	$19,365	$17,407	$15,544
Adjusted underwriting profit (loss):			
Domestic General			
DBG [a] [b]	$ (338)	$ 177	$ 56
Transatlantic [b]	(274)	1	(77)
Personal Lines	(92)	(37)	76
Mortgage Guaranty	311	270	225
Foreign General [a] [b]	481	374	389
Total	$ 88	$ 785	$ 669
Net investment income:			
Domestic General			
DBG	$ 1,827	$ 1,614	$ 1,563
Transatlantic	240	234	230
Personal Lines	114	113	113
Mortgage Guaranty	106	93	76
Intercompany adjustments and eliminations – net	23	77	68
Foreign General	583	570	467
Total	$ 2,893	$ 2,701	$ 2,517
Operating income before realized capital gains (losses):			
Domestic General			
DBG [a] [b]	$ 1,489	$ 1,791	$ 1,619
Transatlantic [b]	(34)	235	153
Personal Lines	22	76	189
Mortgage Guaranty	417	363	301
Intercompany adjustments and eliminations – net	23	77	68
Foreign General [a] [b]	1,064	944	856
Total	2,981	3,486	3,186
Realized capital gains (losses)	(130)	38	295
Operating income [b]	$ 2,851	$ 3,524	$ 3,481

(a) Reflects the realignment of certain internal divisions in each year.
(b) 2001 includes WTC losses of $769 million in the aggregate.

In AIG's general insurance operations, 2001 net premiums written and net premiums earned increased 14.7 percent and 11.2 percent, respectively, from those of 2000. During 2001, AIG cancelled or non-renewed approximately $571 million of business worldwide that did not meet AIG's underwriting standards. In 2000, net premiums written increased 8.0 percent and net premiums earned increased 12.0 percent when compared to 1999.

Commencing in the latter part of 1999 and continuing through 2001, the commercial property-casualty market place has experienced rate increases. Virtually all areas of DBG have experienced rate increases. Overall, DBG's net premiums written increased $2.26 billion or 28.5 percent in 2001 over 2000. These increases compared to an increase of $408 million or 5.4 percent in 2000 over 1999.

Personal Lines' net premiums written decreased 2.2 percent or $56 million in 2001 over 2000, compared to an increase of 16.1 percent or $348 million in 2000 over 1999.

Foreign general insurance net premiums written increased 1.6 percent and net premiums earned decreased 1.4 percent. Foreign general insurance operations produced 25.1 percent of the general insurance net premiums written in 2001, 28.4 percent in 2000 and 28.6 percent in 1999.

In comparing the foreign currency exchange rates used to translate the results of AIG's foreign general operations during 2001 to those foreign currency exchange rates used to translate AIG's foreign general results during 2000, the U.S. dollar strengthened in value in relation to most major foreign currencies in which AIG transacts business. Accordingly, when foreign net premiums written were translated into U.S. dollars for the purposes of the preparation of the consolidated financial statements, total general insurance net premiums written were approximately 2.8 percentage points less than they would have been if translated utilizing those foreign currency exchange rates which prevailed during 2000.

Because of the nature and diversity of AIG's operations and the continuing rapid changes in the insurance industry worldwide, together with the factors discussed above, it is difficult to assess further or project future growth in AIG's net premiums written and reserve for losses and loss expenses.

Net premiums written are initially deferred and earned primarily on a pro rata basis over the term of the related coverage. The net unearned premium reserve constitutes deferred revenues which are generally earned ratably over the policy period. Thus, the net unearned premium reserve is not fully recognized as net premiums earned until the end of the policy period.

AIG, along with most general insurance entities, uses the loss ratio, the expense ratio and the combined ratio as measures of performance. The loss ratio is the sum of losses and loss expenses incurred divided by net premiums earned. The expense ratio is statutory underwriting expenses divided by net premiums written. The combined ratio is the sum of the loss ratio and the expense ratio. These ratios are relative measurements that describe for every $100 of net premiums earned or written, the cost of losses and statutory expenses, respectively. The combined ratio presents the total cost per $100 of premium production. A combined ratio below 100 demonstrates underwriting profit; a combined ratio above 100 demonstrates underwriting loss. The statutory general insurance ratios, including WTC losses in 2001, were as follows:

	2001	2000	1999
Domestic General:			
Loss Ratio	85.89	80.99	81.61
Expense Ratio	17.64	17.39	16.95
Combined Ratio	103.53	98.38	98.56
Foreign General:			
Loss Ratio	60.51	60.71	60.91
Expense Ratio	31.67	31.69	30.54
Combined Ratio	92.18	92.40	91.45
Consolidated:			
Loss Ratio	79.55	75.28	75.51
Expense Ratio	21.16	21.45	20.84
Combined Ratio	100.71	96.73	96.35

AIG believes that underwriting profit is the true measure of the performance of the core business of a general insurance company.

Underwriting profit is measured in two ways: statutory underwriting profit and Generally Accepted Accounting Principles (GAAP) underwriting profit.

Statutory underwriting profit is arrived at by reducing net premiums earned by net losses and loss expenses incurred and net expenses incurred. Statutory accounting differs from GAAP, as statutory accounting requires immediate expense recognition and ignores the matching of revenues and expenses as required by GAAP. That is, for statutory purposes, all expenses, most specifically acquisition expenses, are recognized immediately, not consistent with the revenues earned.

A basic premise of GAAP accounting is the recognition of expenses at the same time revenues are earned, the principle of matching. Therefore, to convert underwriting results to a GAAP basis, acquisition expenses are deferred and recognized over the period the related premiums written are earned. Accordingly, the statutory underwriting profit has been adjusted as a result of acquisition expenses being deferred as required by GAAP. Thus, "adjusted underwriting profit" is a GAAP measurement which can be viewed as gross margin or an intermediate subtotal in calculating operating income and net income.

A major part of the discipline of a successful general insurance company is to produce an underwriting profit, exclusive of investment income. If underwriting is not profitable, losses incurred are a major factor. The result is that the premiums are inadequate to pay for losses and expenses and produce a profit; therefore, investment income must be used to cover underwriting losses. If assets and the income therefrom are insufficient to pay claims and expenses over extended periods, an insurance company cannot survive. For these reasons, AIG views and manages its underwriting operations separately from its investment operations. (See also the discussion under "Liquidity" herein.)

The adjusted underwriting profits were $88 million in 2001, $785 million in 2000 and $669 million in 1999. When WTC losses in 2001 are excluded from losses incurred, the adjusted underwriting profit would be $857 million for 2001, a 9.2 percent increase over 2000. This increase was primarily due to the domestic adjusted underwriting profit resulting from the disciplined underwriting of DBG. The underwriting environment varies from country to country, as does the degree of litigation activity. Regulation, product type and competition have a direct impact on pricing and consequently profitability as reflected by adjusted underwriting profit and statutory general insurance ratios. (See also Notes 4 and 19 of Notes to Financial Statements.)

AIG's results reflect the net impact of incurred losses from catastrophes approximating $867 million in 2001 (which include $769 million in WTC losses and $50 million with respect to the Northridge earthquake, following the unprecedented decision by the State of California to require all insurers to reopen claims nearly eight years after the occurrence), $44 million in 2000 and $156 million in 1999. AIG's gross incurred losses from catastrophes approximated $2.15 billion in 2001 (which include $2.0 billion in WTC losses), $112 million in 2000 and $472 million in 1999. While AIG believes that it has taken appropriate steps to reduce the magnitude of possible future losses, the occurrence of one or more catastrophic events of unanticipated frequency or severity, such as a terrorist attack, earthquake or hurricane, that causes insured losses could have a material adverse effect on AIG's results of operations, liquidity or financial condition. Current techniques and models may not accurately predict in the future the probability of catastrophic events and the extent of the resulting losses. Moreover, one or more catastrophe losses could impact negatively AIG's reinsurers and result in an inability of AIG to collect reinsurance recoverables. The impact of losses caused by catastrophes can fluctuate widely from year to year, making comparisons of recurring type business more difficult. The pro forma table below excludes catastrophe losses in order to present comparable results of AIG's recurring core underwriting operations. The pro forma consolidated statutory general insurance ratios would be as follows:

	2001	2000	1999
Loss Ratio	75.08	75.03	74.51
Expense Ratio	21.16	21.45	20.84
Combined Ratio	96.24	96.48	95.35

AIG's historic ability to maintain its combined ratio below 100 is primarily attributable to the profitability of AIG's foreign general insurance operations and AIG's emphasis on maintaining its disciplined underwriting, especially in the domestic specialty markets. In addition, AIG does not seek premium growth where rates do not adequately reflect its assessment of exposures.

General insurance net investment income in 2001 increased 7.1 percent when compared to 2000. In 2000, net investment income increased 7.3 percent over 1999. The growth in net investment income in each of the three years was primarily attributable to new cash flow for investment. The new cash flow was generated from net general insurance operating cash flow and included the compounding of previously earned and reinvested net investment income. (See also the discussion under "Liquidity" herein and Note 8 of Notes to Financial Statements.)

General insurance realized capital losses were $130 million in 2001, and realized capital gains were $38 million in 2000 and $295 million in 1999. These realized gains and losses resulted from the ongoing investment management of the general insurance portfolios within the overall objectives of the general insurance operations and arose primarily from the disposition of equity securities and available for sale fixed maturities as well as redemptions of fixed maturities.

General insurance operating income in 2001 decreased 19.1 percent when compared to 2000 primarily due to the WTC losses. Estimated WTC losses recorded in 2001 amounted to $769 million, including $200 million from Transatlantic. Adjusted general insurance operating income, which excludes WTC losses, as well as realized capital losses, increased 7.6 percent to $3.75 billion during 2001. General insurance operating income in 2000 increased 1.3 percent when compared to 1999. The contribution of general insurance operating income to income before income taxes, minority interest and cumulative effect of accounting changes and excluding acquisition, restructuring and related charges was 28.1 percent in 2001 compared to 34.1 percent in 2000 and 37.0 percent in 1999.

AIG is a major purchaser of reinsurance for its general insurance operations. AIG is cognizant of the need to exercise good judgment in the selection and approval of both domestic and foreign companies participating in its reinsurance programs. AIG insures risks in over 70 countries and its reinsurance programs must be coordinated in order to provide AIG the level of reinsurance protection that AIG desires. These reinsurance arrangements do not relieve AIG from its direct obligations to its insureds.

AIG's general reinsurance assets amounted to $27.65 billion and resulted from AIG's reinsurance arrangements. Thus, a credit exposure existed at December 31, 2001 with respect to reinsurance recoverable to the extent that any reinsurer may not be able to reimburse AIG under the terms of these reinsurance arrangements. AIG manages its credit risk in its reinsurance relationships by transacting with reinsurers that it considers financially sound, and when necessary AIG holds substantial collateral in the form of funds, securities and/or irrevocable letters of credit. This collateral can be drawn on for amounts that remain unpaid beyond specified time periods on an individual reinsurer basis. At December 31, 2001, approximately 43 percent of the general reinsurance assets were from unauthorized reinsurers. In order to obtain statutory recognition, nearly all of these balances were collateralized. The remaining 57 percent of the general reinsurance assets were from authorized reinsurers and over 97 percent of such balances are from reinsurers rated A-(excellent) or better, as rated by A.M. Best. This rating is a measure of financial strength. The terms authorized and unauthorized pertain to regulatory categories, not creditworthiness. Approximately $1.2 billion of the $2.0 billion in gross WTC losses is covered by reinsurance, with approximately 99 percent of this coverage placed with companies that are rated A or better.

AIG maintains an allowance for estimated unrecoverable reinsurance and has been largely successful in its previous recovery efforts. At December 31, 2001, AIG had allowances for unrecoverable reinsurance approximating $75 million. At that date AIG had no significant reinsurance recoverables from any individual reinsurer which is financially troubled (e.g., liquidated, insolvent, in receivership or otherwise subject to formal or informal regulatory restriction).

AIG's Reinsurance Security Department conducts ongoing detailed assessments of the reinsurance markets and current and potential reinsurers, both foreign and domestic. Such assessments include, but are not limited to, identifying if a reinsurer is appropriately licensed, and has sufficient financial capacity, and the local economic environment in which a foreign reinsurer operates. This department also reviews the nature of the risks ceded and the need for collateral. In addition, AIG's Credit Risk Committee reviews the credit limits for and concentrations with any one reinsurer.

AIG enters into certain intercompany reinsurance transactions for its general and life operations. AIG enters these transactions as a sound and prudent business practice in order to maintain underwriting control and spread insurance risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All material intercompany transactions have been eliminated in consolidation.

At December 31, 2001, the consolidated general reinsurance assets of $27.65 billion include reinsurance recoverables for paid losses and loss expenses of $3.82 billion and $18.90 billion with respect to the ceded reserve for losses and loss expenses, including ceded losses incurred but not reported (IBNR) (ceded reserves). The ceded reserves represent the accumulation of estimates of ultimate ceded losses including provisions for ceded IBNR and loss expenses. The methods used to determine such estimates and to establish the resulting ceded reserves are continually reviewed and updated. Any adjustments therefrom are reflected in income currently. It is AIG's belief that the ceded reserves at December 31, 2001 were representative of the ultimate losses recoverable. In the future, as the ceded reserves continue to develop to ultimate amounts, the ultimate loss recoverable may be greater or less than the reserves currently ceded.

At December 31, 2001, general insurance reserves for losses and loss expenses (loss reserves) amounted to $44.79 billion. These loss reserves represent the accumulation of estimates of ultimate losses, including IBNR, and loss expenses and amounts of discounting primarily related to certain workers' compensation claims. At December 31, 2001, general insurance net loss reserves increased $944 million from prior year end to $25.90 billion. The net loss reserves represent loss reserves reduced by reinsurance recoverables, net of an allowance for unrecoverable reinsurance. The methods used to determine such estimates and to establish the resulting reserves are continually reviewed and updated. Any adjustments resulting therefrom are reflected in operating income currently. It is management's belief that the general insurance net loss reserves are adequate to cover all general insurance net losses and loss expenses as at December 31, 2001. While AIG continually reviews the adequacy of established loss reserves, there can be no assurance that AIG's ultimate loss reserves will not adversely develop and materially exceed AIG's loss reserves as of December 31, 2001. In the future, if the general insurance net loss reserves develop deficiently, such deficiency would have an adverse impact on results of operations.

In a very broad sense, the general loss reserves can be categorized into two distinct groups: one group being long tail casualty lines of business. Such lines include excess and umbrella liability, directors and officers' liability, professional liability, medical malpractice, general liability, products' liability, and related classes. These lines account for approximately one-half of net losses and loss expenses. The other group is short tail lines of business consisting principally of property lines, personal lines and certain classes of casualty lines.

Estimation of ultimate net losses and loss expenses (net losses) for long tail casualty lines of business is a complex process and depends on a number of factors, including the line and volume of the business involved. In the more recent accident years of long tail casualty lines there is limited statistical credibility in reported net losses. That is, a relatively low proportion of net losses would be reported claims and expenses and an even smaller proportion would be net losses paid. A relatively high proportion of net losses would therefore be IBNR.

A variety of actuarial methods and assumptions are normally employed to estimate net losses for long tail casualty lines. These methods ordinarily involve the use of loss trend factors intended to reflect the estimated annual growth in loss costs from one accident year to the next. For the majority of long tail casualty lines, net loss trend factors approximated four percent. Loss trend factors reflect many items including changes in claims handling, exposure and policy forms and current and future estimates of monetary inflation and social inflation. Thus, many factors are implicitly considered in estimating the year to year growth in loss costs. Therefore, AIG's carried net long tail loss reserves are judgmentally set as well as tested for reasonableness using the most appropriate loss trend factors for each class of business. In the evaluation of AIG's net loss reserves, loss trend factors vary slightly, depending on the particular class and nature of the business involved. These factors are periodically reviewed and subsequently adjusted, as appropriate, to reflect emerging trends which are based upon past loss experience.

Estimation of net losses for short tail business is less complex than for long tail casualty lines. Loss cost trends for many property lines can generally be assumed to be similar to the growth in exposure of such lines. For example, if the fire insurance coverage remained proportional to the actual value of the property, the growth in property's exposure to fire loss can be approximated by the amount of insurance purchased.

For other property and short tail casualty lines, the loss trend is implicitly assumed to grow at the rate that reported net losses grow from one year to the next. The concerns noted above for longer tail casualty lines with respect to the limited statistical credibility of reported net losses generally do not apply to shorter tail lines.

AIG continues to receive claims asserting injuries from toxic waste, hazardous substances, and other environmental pollutants and alleged damages to cover the cleanup costs of hazardous waste dump sites (hereinafter referred to collectively as environmental claims) and indemnity claims asserting injuries from asbestos. The vast majority of these asbestos and environmental claims emanate from policies written in 1984 and prior years. AIG has established a specialized claims unit which investigates and adjusts all such asbestos and environmental claims. Commencing in 1985, standard policies contained an absolute exclusion for pollution related damage. However, AIG currently underwrites environmental impairment liability insurance on a claims made basis and has excluded such claims from the analyses included herein.

Estimation of asbestos and environmental claims loss reserves is a difficult process. These asbestos and environmental claims cannot be estimated by conventional reserving techniques as previously described. Quantitative techniques frequently have to be supplemented by subjective considerations including managerial judgment. Significant factors which affect the trends which influence the development of asbestos and environmental claims are the inconsistent court resolutions and judicial interpretations which broaden the intent of the policies and scope of coverage. The current case law can be characterized as still evolving and there is little likelihood that any firm direction will develop in the near future. Additionally, the exposure for cleanup costs of hazardous waste dump sites involves issues such as allocation of responsibility among potentially responsible parties and the government's refusal to release parties.

In the interim, AIG and other industry members have and will continue to litigate the broadening judicial interpretation of the policy coverage and the liability issues. At the current time, it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as is the case for other types of claims. Such development will be affected by the extent to which courts continue to expand the intent of the policies and the scope of the coverage, as they have in the past, as well as by the changes in Superfund and waste dump site coverage issues. Although the estimated liabilities for these claims are subject to a significantly greater margin of error than for other claims, the reserves carried for these claims at December 31, 2001 are believed to be adequate as these reserves are based on the known facts and current law. Furthermore, as AIG's net exposure retained relative to the gross exposure written was lower in 1984 and prior years, the potential impact of these claims is much smaller on the net loss reserves than on the gross loss reserves. In the future, if the environmental claims develop deficiently, such deficiency would have an adverse impact on future results of operations. (See the previous discussion on reinsurance collectibility herein.)

The majority of AIG's exposures for asbestos and environmental claims are excess casualty coverages, not primary coverages. Thus, the litigation costs are treated in the same manner as indemnity reserves. That is, litigation expenses are included within the limits of the liability AIG incurs. Individual significant claim liabilities, where future litigation costs are reasonably determinable, are established on a case basis.

A summary of reserve activity, including estimates for applicable IBNR, relating to asbestos and environmental claims separately and combined at December 31, 2001, 2000 and 1999 follows.

(in millions)

	2001		2000		1999	
	Gross	Net	Gross	Net	Gross	Net
Asbestos:						
Reserve for losses and loss expenses at beginning of year	$1,100	$338	$1,093	$306	$ 964	$259
Losses and loss expenses incurred	358	92	405	80	404	101
Losses and loss expenses paid	(344)	(118)	(398)	(48)	(275)	(54)
Reserve for losses and loss expenses at end of year	$1,114	$312	$1,100	$338	$1,093	$306
Environmental:						
Reserve for losses and loss expenses at beginning of year	$1,345	$517	$1,519	$585	$1,535	$605
Losses and loss expenses incurred	(41)	(34)	(44)	(45)	127	47
Losses and loss expenses paid	(189)	(76)	(130)	(23)	(143)	(67)
Reserve for losses and loss expenses at end of year	$1,115	$407	$1,345	$517	$1,519	$585
Combined:						
Reserve for losses and loss expenses at beginning of year	$2,445	$855	$2,612	$891	$2,499	$864
Losses and loss expenses incurred	317	58	361	35	531	148
Losses and loss expenses paid	(533)	(194)	(528)	(71)	(418)	(121)
Reserve for losses and loss expenses at end of year	$2,229	$719	$2,445	$855	$2,612	$891

The gross and net IBNR included in the aforementioned reserve for losses and loss expenses at December 31, 2001, 2000 and 1999 were estimated as follows:

(in millions)

	2001		2000		1999	
	Gross	Net	Gross	Net	Gross	Net
Combined	$1,038	$278	$1,042	$314	$930	$352

A summary of asbestos and environmental claims count activity for the years ended December 31, 2001, 2000 and 1999 was as follows:

	2001			2000			1999		
	Asbestos	Environmental	Combined	Asbestos	Environmental	Combined	Asbestos	Environmental	Combined
Claims at beginning of year	6,796	11,323	18,119	6,746	13,432	20,178	6,388	16,560	22,948
Claims during year:									
Opened	739	1,892	2,631	650	1,697	2,347	946	2,040	2,986
Settled	(124)	(988)	(1,112)	(101)	(584)	(685)	(225)	(876)	(1,101)
Dismissed or otherwise resolved	(739)	(2,863)	(3,602)	(499)	(3,222)	(3,721)	(363)	(4,292)	(4,655)
Claims at end of year	6,672	9,364	16,036	6,796	11,323	18,119	6,746	13,432	20,178

The average cost per claim settled, dismissed or otherwise resolved for the years ended December 31, 2001, 2000 and 1999 was as follows:

	Gross	Net
2001		
Asbestos	$398,600	$136,700
Environmental	49,100	19,700
Combined	113,100	41,200
2000		
Asbestos	$663,300	$ 80,000
Environmental	34,200	6,000
Combined	119,800	16,100
1999		
Asbestos	$467,700	$ 91,800
Environmental	27,700	13,000
Combined	72,600	21,000

A.M. Best, an insurance rating agency, has developed a survival ratio to measure the number of years it would take a company to exhaust both its asbestos and environmental reserves for losses and loss expenses based on that company's current level of asbestos and environmental claims payments. This is a ratio derived by taking the current ending losses and loss expense reserves and dividing by the average annual payments for the prior three years. Therefore, the ratio derived is a simplistic measure of an estimate of the number of years it would be before the current ending losses and loss expense reserves would be paid off using recent average payments. The higher the ratio, the more years the reserves for losses and loss expenses cover these claims payments. These ratios are computed based on the ending reserves for losses and loss expenses over the respective claims settlements during the fiscal year. Such payments include indemnity payments and legal and loss adjustment payments. It should be noted, however, that this is an extremely simplistic approach to measuring asbestos and environmental reserve levels. Many factors, such as aggressive settlement procedures, mix of business and level of coverage provided, have significant impact on the amount of asbestos and environmental losses and loss expense reserves, ultimate payments thereof and the resultant ratio.

The developed survival ratios include both involuntary and voluntary indemnity payments. Involuntary payments are primarily attributable to court judgments, court orders, covered claims with no coverage defenses, state mandated cleanup costs, claims where AIG's coverage defenses are minimal, and settlements made less than six months before the first trial setting. Also, AIG considers all legal and loss adjustment payments as involuntary.

AIG believes voluntary indemnity payments should be excluded from the survival ratio. The special asbestos and environmental claims unit actively manages AIG's asbestos and environmental claims and proactively pursues early settlement of environmental claims for all known and unknown sites. As a result, AIG reduces its exposure to future environmental loss contingencies.

AIG's survival ratios for involuntary asbestos and environmental claims, separately and combined, were based upon a three year average payment. These ratios for the years ended December 31, 2001, 2000 and 1999 were as follows:

	Gross	Net
2001		
Involuntary survival ratios:		
Asbestos	3.3	4.3
Environmental	18.7	16.5
Combined	6.8	8.7
2000		
Involuntary survival ratios:		
Asbestos	3.6	6.8
Environmental	20.0	16.9
Combined	7.6	11.5
1999		
Involuntary survival ratios:		
Asbestos	4.1	6.3
Environmental	17.3	17.5
Combined	8.2	11.7

AIG's operations are negatively impacted under guarantee fund assessment laws which exist in most states. As a result of operating in a state which has guarantee fund assessment laws, a solvent insurance company may be assessed for certain obligations arising from the insolvencies of other insurance companies which operated in that state. AIG generally records these assessments upon notice. Additionally, certain states permit at least a portion of the assessed amount to be used as a credit against a company's future premium tax liabilities. Therefore, the ultimate net assessment cannot reasonably be estimated. The guarantee fund assessments net of credits for 2001, 2000 and 1999 were $24 million, $15 million and $15 million, respectively.

AIG is also required to participate in various involuntary pools (principally workers' compensation business) which provide insurance coverage for those not able to obtain such coverage in the voluntary markets. This participation is also recorded upon notification, as these amounts cannot reasonably be estimated.

Life Insurance Operations

AIG's life insurance subsidiaries offer a wide range of traditional insurance and financial and investment products. Traditional products consist of individual and group life, annuity, endowment and accident and health policies. Financial and investment products consist of single premium annuity, variable annuities, guaranteed investment contracts, universal life and pensions.

AIG's three principal overseas life operations are American Life Insurance Company (ALICO), American International Assurance Company, Limited together with American International Assurance Company (Bermuda) Limited (AIA) and Nan Shan Life Insurance Company, Ltd. (Nan Shan). ALICO is incorporated in Delaware and all of its business is written outside of the United States. ALICO has operations either directly or through subsidiaries in approximately 50 countries located in Europe, Africa, Latin America, the Caribbean, the Middle East, and the Far East, with Japan being the largest territory. AIA operates primarily in Hong Kong, Singapore, Malaysia and Thailand. Nan Shan operates in Taiwan. AIG's domestic life operations sell financial and investment type products, as well as traditional life products. (See also Note 19 of Notes to Financial Statements.)

Life insurance premium income presented in accordance with generally accepted accounting principles (GAAP) for the twelve month periods ending December 31, 2001, 2000 and 1999 was as follows:

(in millions)

	2001	2000	1999
Premium income:			
Domestic	$ 4,950	$ 4,818	$ 4,485
Foreign	14,293	12,355	10,995
Total	$19,243	$17,173	$15,480

Life insurance operations presented on a major product basis for the twelve month periods ending December 31, 2001, 2000 and 1999 were as follows:

(in millions)

	2001	2000	1999
Premium income, deposits and other considerations:			
Domestic:			
Life/Mass Marketing	$ 4,532	$ 4,127	$ 4,154
Fixed Annuity/Pension	18,867	14,250	12,719
Accident & Health [(a)]	157	327	289
Total Domestic	23,556	18,704	17,162
Foreign:			
Ordinary	16,058	16,073	12,712
Personal Accident	2,173	1,923	1,630
Group Life/Medical	952	796	780
Group Pension	712	470	384
Individual Annuity	578	655	286
Total Foreign	20,473	19,917	15,792
Total premium income, deposits and other considerations	$ 44,029	$ 38,621	$ 32,954
Net investment income:			
Domestic:			
Life/Mass Marketing	$ 2,101	$ 2,067	$ 2,034
Fixed Annuity/Pension	5,977	5,392	4,754
Accident & Health [(a)]	5	8	8
Total Domestic	8,083	7,467	6,796
Foreign:			
Ordinary	3,150	2,762	2,298
Personal Accident	128	130	115
Group Life/Medical	46	46	44
Group Pension	182	177	193
Individual Annuity	157	91	67
Eliminations	(11)	(9)	(8)
Total Foreign	3,652	3,197	2,709
Total net investment income	$ 11,735	$ 10,664	$ 9,505
Operating income before realized capital losses:			
Domestic:			
Life/Mass Marketing	$ 1,110	$ 1,109	$ 1,035
Fixed Annuity/Pension	1,806	1,614	1,374
Accident & Health [(a)]	4	23	5
Total Domestic [(b)]	2,920	2,746	2,414
Foreign:			
Ordinary	1,945	1,609	1,419
Personal Accident	573	531	434
Group Life/Medical	101	82	78
Group Pension	27	25	22
Individual Annuity	105	—	(1)
Eliminations	(11)	(9)	(8)
Total Foreign	2,740	2,238	1,944
Total operating income before realized capital losses [(b)]	5,660	4,984	4,358
Realized capital losses	(254)	(162)	(148)
Total operating income [(b)]	$ 5,406	$ 4,822	$ 4,210
Life insurance in-force:			
Domestic	$ 517,067	$477,576	$469,023
Foreign [(c)]	711,434	494,316	481,910
Total	$1,228,501	$971,892	$950,933

(a) Beginning 2001, certain Accident & Health operations are part of DBG.
(b) 2001 includes WTC losses of $131 million.
(c) 2001 reflects AIG Star Life Insurance Co., Ltd. which was acquired in April 2001.

AIG's GAAP life premium income in 2001 represented a 12.0 percent increase from the prior year. This compares with an increase of 10.9 percent in 2000 over 1999. Foreign life operations produced 74.3 percent, 71.9 percent and 71.0 percent of the GAAP life premium income in 2001, 2000 and 1999, respectively. (See also Notes 1, 4 and 6 of Notes to Financial Statements.)

The traditional life products, particularly individual life products, were major contributors to the growth in foreign premium income. These traditional life products, coupled with the increased distribution of financial and investment products contributed to the growth in foreign investment income. A mixture of traditional, accident and health and financial products are being sold in Japan through ALICO.

As previously discussed, the U.S. dollar strengthened in value in relation to most major foreign currencies in which AIG transacts business. Accordingly for 2001, when foreign life premium income was translated into U.S. dollars for purposes of the preparation of the consolidated financial statements, total life premium income was approximately 6.4 percentage points less than it would have been if translated utilizing exchange rates prevailing in 2000.

Life insurance net investment income increased 10.0 percent in 2001 compared to an increase of 12.2 percent in 2000. The growth in net investment income in 2001 and 2000 was attributable to both foreign and domestic new cash flow for investment. The new cash flow was generated from life insurance operations and included the compounding of previously earned and reinvested net investment income. (See also the discussion under "Liquidity" herein.)

Life insurance realized capital losses were $254 million in 2001, $162 million in 2000 and $148 million in 1999. These realized capital losses resulted from the ongoing investment management of the life insurance portfolios within the overall objectives of the life insurance operations and arose primarily from the disposition of equity securities and available for sale fixed maturities as well as redemptions of fixed maturities.

Life insurance operating income in 2001 increased 12.1 percent to $5.41 billion compared to an increase of 14.5 percent in 2000. Estimated WTC losses recorded in 2001 amount to $131 million. Adjusted life operating income, which excluded such losses, AGC's home services business operating income, which is being managed as a "closed block," as well as realized capital losses, increased 17.1 percent to $5.34 billion in 2001 when compared to the same period last year. The contribution of life insurance operating income to income before income taxes, minority interest and cumulative effect of accounting changes and excluding acquisition, restructuring and related charges amounted to 53.2 percent in 2001 compared to 46.6 percent in 2000 and 44.8 percent in 1999. The increase in contribution percentage was influenced by the impact of the WTC losses on general insurance operating income and its reduced contribution to income before income taxes, minority interest and cumulative effect of accounting changes.

The risks associated with the traditional life and accident and health products are underwriting risk and investment risk. The risk associated with the financial and investment contract products is investment risk.

Underwriting risk represents the exposure to loss resulting from the actual policy experience adversely emerging in comparison to the assumptions made in the product pricing associated with mortality, morbidity, termination and expenses. Both AIG's foreign and domestic life companies limit their maximum underwriting exposure on traditional life insurance of a single life to approximately one million dollars of coverage and $2.5 million of coverage, respectively, by using yearly renewable term reinsurance. (See also Note 5 of Notes to Financial Statements and the discussion under "Liquidity" herein.)

The investment risk represents the exposure to loss resulting from the cash flows from the invested assets, primarily long-term fixed rate investments, being less than the cash flows required to meet the obligations of the expected policy and contract liabilities and the necessary return on investments. (See also the discussion under "Liquidity" herein.)

To minimize its exposure to investment risk, AIG tests the cash flows from the invested assets and the policy and contract liabilities using various interest rate scenarios to assess whether there is a liquidity excess or deficit. If a rebalancing of the invested assets to the policy and contract claims became necessary and did not occur, a demand could be placed upon liquidity. (See also the discussion under "Liquidity" herein.)

The asset-liability relationship is appropriately managed in AIG's foreign operations, as it has been throughout AIG's history, even though certain territories lack qualified long-term investments or there are investment restrictions imposed by the local regulatory authorities. For example, in Japan and several Southeast Asia territories, the duration of the investments is often for a shorter period than the effective maturity of the related policy liabilities. Therefore, there is a risk that the reinvestment of the proceeds at the maturity of the initial investments may be at a yield below that of the interest required for the accretion of the policy liabilities. At December 31, 2001, the average duration of the investment portfolio with respect to ALICO Japan's operations was 5.4 years.

Additionally, there exists a future investment risk associated with certain policies currently in force which will have premium receipts in the future. That is, the investment of these future premium receipts may be at a yield below that required to meet future policy liabilities. The anticipated average period for the receipt and investment of these future premium receipts with respect to ALICO Japan's operations is 6.4 years. These durations compare with an estimated average duration with respect to ALICO Japan's operations of 10.5 years for the corresponding policy liabilities. To maintain an adequate yield to match the interest necessary to support future policy liabilities, constant management focus is required to reinvest the proceeds of the maturing securities and to invest the future premium receipts without sacrificing investment quality. To the extent permitted under local regulation, AIG may invest in qualified longer-term securities outside Japan to achieve a closer matching in both duration and the required yield. AIG is able to manage any asset-liability duration difference through maintenance of sufficient global liquidity and to support any operational shortfall through its international financial network. (See also the discussion under "Liquidity" herein.)

The asset-liability relationship is appropriately managed in AIG's domestic operations, as there is ample supply of qualified long-term investments.

AIG uses asset-liability matching as a management tool worldwide to determine the composition of the invested assets and marketing strategies. As a part of these strategies, AIG may determine that it is economically advantageous to be temporarily in an unmatched position due to anticipated interest rate or other economic changes.

Financial Services Operations

AIG's financial services subsidiaries engage in diversified financial products and services including premium financing, banking services and consumer finance services.

International Lease Finance Corporation (ILFC) engages primarily in the acquisition of commercial jet aircraft and the leasing and remarketing of such aircraft to airlines around the world. Also, ILFC provides, for a fee, fleet management services to certain third-party operators. (See also Note 19 of Notes to Financial Statements.)

AIG Financial Products Corp. and its subsidiaries (AIGFP) structure financial transactions, including long-dated interest rate and currency swaps and structured borrowings through notes, bonds and guaranteed investment agreements. AIGFP does not engage in trading activities with respect to commodity contracts. AIG Trading Group Inc. and its subsidiaries (AIGTG) engage in various commodity trading, foreign exchange trading, interest rate swaps and market making activities. (See also the discussions under "Capital Resources" herein and Note 19 of Notes to Financial Statements.)

AIG's Consumer Finance operations include American General Finance, Inc. and its subsidiaries (AGF) as well as AIG Consumer Finance Group, Inc. and its subsidiaries (CFG). AGF and CFG provide a wide variety of consumer finance products, including mortgages, consumer loans, retail sales finance and credit related insurance to customers both domestically and overseas, particularly emerging markets. (See also Note 19 of Notes to Financial Statements.)

Financial services operations for the twelve month periods ending December 31, 2001, 2000 and 1999 were as follows:

(in millions)

	2001	2000	1999
Revenues:			
ILFC [(a)]	$2,613	$2,441	$2,194
AIGFP [(b)]	1,178	1,056	737
Consumer Finance [(c)]	2,560	2,325	2,024
Other	134	132	114
Total	$6,485	$5,954	$5,069
Operating income:			
ILFC	$ 749	$ 654	$ 590
AIGFP	758	648	482
Consumer Finance	513	398	346
Other, including intercompany adjustments	(21)	(22)	14
Total	$1,999	$1,678	$1,432

(a) Revenues were primarily from aircraft lease rentals.
(b) Revenues were primarily fees from proprietary positions entered into in connection with counterparty transactions.
(c) Revenues were primarily finance charges.

Financial services operating income increased 19.2 percent in 2001 over 2000. This compares with an increase of 17.1 percent in 2000 over 1999.

Financial services operating income represented 19.7 percent of AIG's income before income taxes, minority interest and cumulative effect of accounting changes and excluding acquisition, restructuring and related charges in 2001. This compares to 16.2 percent and 15.2 percent in 2000 and 1999, respectively. The increase in contribution percentage was influenced by the impact of the WTC losses on general insurance operating income and its reduced contribution to income before income taxes, minority interest and cumulative effect of accounting changes.

ILFC generates its revenues primarily from leasing commercial jet aircraft to domestic and foreign airlines. Revenues also result from the remarketing of commercial jets for its own account, for airlines and for financial institutions. Revenues in 2001 increased 7.0 percent from 2000 compared to an 11.3 percent increase during 2000 from 1999. The revenue growth in each year resulted primarily from the increase in flight equipment available for operating lease, the increase in the relative cost of the leased fleet and the increase in the relative composition of the fleet with wide bodies which typically receive higher lease payments. Approximately 20 percent of ILFC's operating lease revenues are derived from U.S. and Canadian airlines. During 2001, operating income increased 14.6 percent from 2000 and 10.8 percent during 2000 from

1999. ILFC finances its purchases of aircraft primarily through the issuance of a variety of debt instruments. The composite borrowing rates at December 31, 2001, 2000 and 1999 were 5.07 percent, 6.37 percent and 6.14 percent, respectively. (See also the discussions under "Capital Resources" and "Liquidity" herein and Note 19 of Notes to Financial Statements.)

ILFC is exposed to operating loss and liquidity strain through non-performance of aircraft lessees, through owning aircraft which it would be unable to sell or re-lease at acceptable rates at lease expiration and through committing to purchase aircraft which it would be unable to lease. ILFC manages its lessee non-performance exposure through credit reviews and security deposit requirements. As a result of these measures and its own contingency planning, ILFC did not suffer any material losses from airline shutdowns in the aftermath of the September 11 terrorist attacks, but there can be no assurance that ILFC will successfully manage the risks relating to the impact of possible future deterioration in the airline industry. At December 31, 2001, ILFC's fleet of 508 aircraft included 471 aircraft for operating lease, four aircraft under finance lease and 33 managed aircraft. Approximately 80 percent of ILFC's fleet is leased to non-U.S. and Canadian carriers, and this fleet, the most efficient in the airline industry, continues to be in high demand from such carriers. (See also the discussions under "Capital Resources" and "Liquidity" herein.)

AIGFP participates in the derivatives dealer market conducting, primarily as principal, an interest rate, currency, equity and credit derivative products business. AIGFP also enters into structured transactions including long-dated forward foreign exchange contracts, option transactions, liquidity facilities and investment agreements and invests in a diversified portfolio of securities. AIGFP derives substantially all its revenues from proprietary positions entered in connection with counterparty transactions rather than from speculative transactions. Revenues in 2001 increased 11.6 percent from 2000 compared to a 43.3 percent increase during 2000 from 1999. During 2001, operating income increased 16.9 percent from 2000 and increased 34.5 percent during 2000 from 1999. As AIGFP is a transaction-oriented operation, current and past revenues and operating results may not provide a basis for predicting future performance. (See also the discussions under "Capital Resources," "Liquidity" and "Derivatives" herein and Note 19 of Notes to Financial Statements.)

AGF derives a substantial portion of its revenues from finance charges assessed on outstanding mortgages and finance receivables from the sub-prime market. CFG is engaged in developing a multi-product consumer finance business with an emphasis on emerging markets. Revenues in 2001 increased 10.1 percent from 2000 compared to a 14.8 percent increase during 2000 from 1999. The growth in revenues during 2001 was generally due to the growth in the average finance receivables. During 2001, operating income increased 28.8 percent from 2000 and 15.0 percent during 2000 from 1999. The increase in operating income resulted from the growth in finance charges and improved credit quality of the receivables portfolio, partially offset by lower yields on finance receivables in 2001. (See also the discussions under "Capital Resources" and "Liquidity" herein.)

AGF is exposed to loss when contractual payments are not received. AGF manages its collection exposure through the mix of types of loans and security thereon. (See also Notes 8 and 9 of Notes to Financial Statements.)

Retirement Savings & Asset Management Operations

AIG's retirement savings & asset management operations offer a wide variety of investment products, including variable annuities and mutual funds, as well as investment services, including investment asset management. Such products and services are offered to individuals and institutions both domestically and overseas.

AIG's principal retirement savings & asset management operations are conducted through SunAmerica Asset Management Corp. (SAAMCo), The Variable Annuity Life Insurance Company (VALIC), AIG Global Investment Group, Inc. and its subsidiaries (Global Investment) and AIG Capital Partners, Inc. (Cap Partners). SAAMCo develops and sells variable annuities and other investment products, sells and manages mutual funds and provides financial services. VALIC provides tax qualified annuities to the employees of educational, healthcare and governmental entities. Global Investment manages third-party institutional, retail and private equity funds invested assets on a global basis, and provides custodial services. Cap Partners organizes, and manages the invested assets of institutional private equity investment funds and may also invest in such funds. Each of these subsidiary operations receives fees for investment products and services provided.

Retirement savings & asset management operations for the twelve month periods ending December 31, 2001, 2000 and 1999 were as follows:

(in millions)

	2001	2000	1999
Revenues:			
VALIC	$2,333	$2,258	$2,127
SAAMCo	661	754	602
Other	523	463	383
Total	$3,517	$3,475	$3,112
Operating income:			
VALIC	$ 684	$ 731	$ 606
SAAMCo	194	331	233
Other	182	99	81
Total	$1,060	$1,161	$ 920

Retirement savings & asset management operating income decreased 8.7 percent in 2001 over 2000. This compares with an increase of 26.2 percent in 2000 over 1999.

Retirement savings & asset management operating income represented 10.4 percent of AIG's income before income taxes, minority interest and cumulative effect of accounting changes and excluding acquisition, restructuring and related charges in 2001. This compares to 11.2 percent and 9.8 percent in 2000 and 1999, respectively.

At December 31, 2001, AIG's third party assets under management, including both retail mutual funds and institutional accounts, approximated $39 billion.

Other Operations

Other realized capital losses amounted to $452 million, $190 million and $44 million in 2001, 2000 and 1999, respectively.

Other income (deductions)-net includes AIG's equity in certain minor majority-owned subsidiaries and certain partially-owned companies, realized foreign exchange transaction gains and losses in substantially all currencies and unrealized gains and losses in hyperinflationary currencies, as well as the income and expenses of the parent holding company and other miscellaneous income and expenses. In 2001, net deductions amounted to $708 million. In 2000 and 1999, net deductions amounted to $657 million and $600 million, respectively. Acquisition, restructuring and related charges of $2.02 billion were incurred in connection with the acquisition of AGC, including $654 million paid by AGC in connection with the termination of AGC's merger agreement with Prudential plc. Charges of $315 million in 2000 were incurred by AGC in connection with acquisitions by AGC prior to its acquisition by AIG. (See also Note 20 of Notes to Financial Statements.)

Income before income taxes, minority interest and cumulative effect of accounting changes amounted to $8.14 billion in 2001. Income before income taxes and minority interest amounted to $10.02 billion in 2000 and $9.40 billion in 1999.

In 2001, AIG recorded a provision for income taxes of $2.34 billion compared to the provisions of $2.97 billion and $2.83 billion in 2000 and 1999, respectively. These provisions represent effective tax rates of 28.7 percent in 2001, 29.6 percent in 2000 and 30.1 percent in 1999. (See Note 3 of Notes to Financial Statements.)

Minority interest represents minority shareholders' equity in income of certain majority-owned consolidated subsidiaries. Minority interest amounted to $301 million, $413 million and $380 million in 2001, 2000 and 1999, respectively.

Income before the cumulative effect of accounting changes amounted to $5.50 billion in 2001, $6.64 billion in 2000 and $6.19 billion in 1999.

Refer to "Accounting Standards" herein for details of the cumulative effect of accounting changes.

Net income amounted to $5.36 billion in 2001, $6.64 billion in 2000 and $6.19 billion in 1999. The decrease in 2001 and increase in 2000 in net income over the three year period resulted from those factors described above.

Capital Resources

At December 31, 2001, AIG had total capital funds of $52.15 billion and total borrowings of $65.73 billion. At that date, $56.82 billion of such borrowings were either not guaranteed by AIG or were matched borrowings under obligations of guaranteed investment agreements (GIAs) or matched notes and bonds payable.

Total borrowings and borrowings not guaranteed or matched at December 31, 2001 and 2000 were as follows:

(in millions)

December 31,	2001	2000
GIAs — AIGFP	$16,392	$13,595
Commercial Paper:		
AGC [(a)]	2,468	1,921
AGF [(b)]	4,853	5,162
AIG Funding, Inc.	902	968
ILFC [(b)]	3,494	4,259
A.I. Credit Corp.	—	597
AIG Finance (Taiwan) Limited [(b)]	107	104
AIG Credit Card Company (Taiwan) [(b)]	68	36
Total	11,892	13,047
Medium Term Notes:		
AGF [(b)]	4,100	3,069
ILFC [(b)]	4,809	3,175
AIG	542	582
Total	9,451	6,826
Notes and Bonds Payable:		
ILFC [(b)(c)]	7,073	5,529
AIGFP	13,920	8,755
AIG	1,577	720
AGC [(a)]	1,340	1,338
AGF [(b)]	2,201	2,602
Total	26,111	18,944
Loans and Mortgages Payable:		
ILFC [(b)(d)]	365	463
AIG Finance (Hong Kong) Limited [(b)]	290	346
CFG [(b)]	885	662
AIG	345	440
Total	1,885	1,911
Total Borrowings	65,731	54,323
Borrowings not guaranteed by AIG	28,245	28,666
Matched GIA borrowings	16,392	13,595
Matched notes and bonds payable — AIGFP	12,185	8,127
	56,822	50,388
Remaining borrowings of AIG	$ 8,909	$ 3,935

(a) As of November 2001, AIG guaranteed the notes and bonds of AGC.
(b) AIG does not guarantee these borrowings.
(c) Includes borrowings under Export Credit Facility of $2.37 billion.
(d) Capital lease obligations.

At December 31, 2001, the commercial paper issued and outstanding was as follows:

(dollars in millions)

	Net Book Value	Unamortized Discount and accrued interest	Face Amount	Weighted Average Interest Rate	Weighted Average Maturity In Days
Funding	$ 902	$—	$ 902	1.94%	21
ILFC	3,494	8	3,502	2.24	37
AGF	4,853	5	4,858	1.96	26
AGC	2,468	3	2,471	2.04	22
AIGF – Taiwan*	107	1	108	4.34	72
AIGCCC – Taiwan*	68	1	69	3.24	49
Total	$11,892	$18	$11,910	—	—

*Issued in Taiwan N.T. dollars at prevailing local interest rates.

See also Note 9 of Notes to Financial Statements.

During 2001, AIGFP increased the aggregate principal amount outstanding of its notes and bonds payable to $13.92 billion. AIGFP uses the proceeds from the issuance of notes and bonds and GIA borrowings to invest in a diversified portfolio of securities and derivative transactions. The funds may also be temporarily invested in securities purchased under agreements to resell. (See also the discussions under "Operational Review", "Liquidity" and "Derivatives" herein and Notes 1, 8, 9, 12 and 19 of Notes to Financial Statements.)

AIG Funding, Inc. (Funding), through the issuance of commercial paper, fulfills the short-term cash requirements of AIG and its non-insurance subsidiaries. Funding intends to continue to meet AIG's funding requirements through the issuance of commercial paper guaranteed by AIG. This issuance of Funding's commercial paper is subject to the approval of AIG's Board of Directors.

ILFC and A.I. Credit Corp. (AICCO), AIG Credit Card Company (Taiwan) — (AIGCCC-Taiwan) and AIG Finance (Taiwan) Limited — (AIGF-Taiwan), both consumer finance subsidiaries in Taiwan, AGC and AGF have issued commercial paper for the funding of their own operations. At December 31, 2001, AIG did not guarantee the commercial paper of any of its subsidiaries other than Funding and AGC. In early 2001, AICCO ceased issuing commercial paper under its program, and the agreement which AIG had provided supporting the commercial paper was terminated; AICCO's funding requirements are now met through Funding's program. (See also the discussion under "Derivatives" herein and Note 9 of Notes to Financial Statements.)

AIG and Funding have entered into syndicated revolving credit facilities (collectively, the Facility) aggregating $1.5 billion. The Facility consists of $1.0 billion in short-term revolving credit facilities and a $500 million five year revolving credit facility. The Facility can be used for general corporate purposes and also to provide backup for Funding's commercial paper programs. There are currently no borrowings outstanding under the Facility, nor were any borrowings outstanding as of December 31, 2001.

AGC and AGF have entered into unsecured bank credit facilities aggregating $5.2 billion to support their commercial paper borrowings. There were no borrowings under these facilities as of December 31, 2001 or currently. AGC had $400 million in aggregate principal amount of debt securities registered and available for issuance as of December 31, 2001. AGF had $3.2 billion in aggregate principal amount of debt securities registered and available for issuance at December 31, 2001. AGC uses the proceeds from the issuance of notes and bonds for general corporate purposes. AGF uses the proceeds from the issuance of notes and bonds for the funding of its finance receivables.

ILFC had entered into committed revolving loans and lines of credit with commercial banks aggregating $3.2 billion to support its commercial paper program. At December 31, 2001, there were no borrowings under these facilities. As of February 28, 2002, these committed revolving loans and lines of credit totalled $2.7 billion.

At December 31, 2001, ILFC had increased the aggregate principal amount outstanding of its medium term and term notes to $11.88 billion, a net increase of $3.18 billion, and recorded a net decline in its capital lease obligations of $98 million and a net decrease in its commercial paper of $765 million. At December 31, 2001, ILFC had $900 million in aggregate principal amount of debt securities registered for issuance from time to time. In addition, ILFC had established a Euro Medium Term Note Program for $2.0 billion, under which $771 million in notes were sold through December 31, 2001.

ILFC had an Export Credit Facility up to a maximum of $4.3 billion, for approximately 75 aircraft to be delivered through 2001. ILFC had the right, but was not required, to use the facility to fund 85 percent of each aircraft's purchase price. This facility was guaranteed by various European Export Credit Agencies. The interest rate varies from 5.75 percent to 5.90 percent on the first 75 aircraft depending on the delivery date of the aircraft. At December 31, 2001, ILFC had $2.37 billion outstanding under this facility. Borrowings with respect to this facility are included in Notes and Bonds Payable in the accompanying table of borrowings.

The proceeds of ILFC's debt financing are primarily used to purchase flight equipment, including progress payments during the construction phase. The primary sources for the repayment of this debt and the interest expense thereon are the cash flow from operations, proceeds from the sale of flight equipment and the rollover and refinancing of the prior debt. (See also the discussions under "Operational Review" and "Liquidity" herein.)

During 2001, AIG issued $137 million principal amount of Medium Term Notes, and $177 million of previously issued notes matured. At December 31, 2001, AIG had $644 million in aggregate principal amount of debt securities registered for issuance from time to time.

On November 9, 2001, AIG received proceeds of approximately $1 billion from the issuance of Zero Coupon Convertible Senior Debentures Due 2031 with an aggregate principal amount at maturity of approximately $1.52 billion. Commencing January 1, 2002, the debentures are convertible into shares of AIG common stock at a conversion rate of 6.0627 shares per $1,000 principal amount of debentures if AIG common stock trades at certain levels for certain time periods. The debentures are callable by AIG on or after November 9, 2006. Also, holders can require AIG to repurchase these debentures once every five years. The proceeds from the offering have been used for general corporate purposes.

AIG's capital funds increased $4.71 billion during 2001. Unrealized appreciation of investments, net of taxes increased $1.01 billion. During 2001, the cumulative translation adjustment loss, net of taxes, increased $344 million. The change for 2001 with respect to the unrealized appreciation of investments, net of taxes was primarily due to the decline in domestic interest rates. The transfer of bonds in the held to maturity, at amortized cost category to the bonds available for sale, at market value category in accordance with the transition provisions of FASB 133 resulted in a gain of $339 million recorded in the statement of comprehensive income as a cumulative effect of an accounting change adjustment. At December 31, 2001, capital funds included a cumulative effect of an accounting change adjustment gain of $150 million. During 2001, there was a loss of $443 million, net of taxes relating to derivative contracts designated as cash flow hedging instruments. (See also the discussion under "Operational Review" and "Liquidity" herein, Notes 1(x) and 8(d) of Notes to Financial Statements and the Consolidated Statement of Comprehensive Income.) During 2001, retained earnings increased $4.62 billion, resulting from net income less dividends.

During 2001, AIG repurchased in the open market 13,619,900 shares of its common stock. Included in these repurchases were approximately 10 million shares which were exempt from pooling of interests accounting restrictions under orders issued by the SEC following the terrorist attacks on September 11, 2001. During 2002 through February 28, AIG repurchased in the open market an additional 4,250,000 shares of its common stock. AIG intends to continue to buy its common shares in the open market for general corporate purposes, including to satisfy its obligations under various employee benefit plans.

Payments of dividends to AIG by its insurance subsidiaries are subject to certain restrictions imposed by statutory authorities. AIG has in the past reinvested most of its unrestricted earnings in its operations and believes such continued reinvestment in the future will be adequate to meet any foreseeable capital needs. However, AIG may choose from time to time to raise additional funds through the issuance of additional securities. At December 31, 2001, there were no significant statutory or regulatory issues which would impair AIG's financial condition, results of operations or liquidity, but there can be no assurance that such issues will not arise in the future. To AIG's knowledge, no AIG company is on any regulatory or similar "watch list". (See also the discussion under "Liquidity" herein and Note 11 of Notes to Financial Statements.)

AIG's insurance subsidiaries, in common with other insurers, are subject to regulation and supervision by the states and jurisdictions in which they do business. The National Association of Insurance Commissioners (NAIC) has developed Risk-Based Capital (RBC) requirements. RBC relates an individual insurance company's statutory surplus to the risk inherent in its overall operations. At December 31, 2001, the adjusted capital of each of AIG's domestic general companies and of each of AIG's domestic life companies exceeded each of their RBC standards by considerable margins. Federal, state or local legislation may affect AIG's ability to operate and expand its various financial services businesses and changes in the current laws, regulations or interpretations thereof may have a material adverse effect on these businesses.

A substantial portion of AIG's general insurance business and a majority of its life insurance business are conducted in foreign countries. The degree of regulation and supervision in foreign jurisdictions varies from minimal in some to stringent in others. Generally, AIG, as well as the underwriting companies operating in such jurisdictions, must satisfy local regulatory requirements. Licenses issued by foreign authorities to AIG subsidiaries are subject to modification and revocation. Thus, AIG's insurance subsidiaries could be prevented from conducting future business in certain of the jurisdictions where they currently operate. AIG's international operations include operations in various developing nations. Both current and future foreign operations could be adversely affected by unfavorable political developments up to and including nationalization of AIG's operations without compensation. Adverse effects resulting from any one country may impact AIG's results of operations, liquidity and financial condition depending on the magnitude of the event and AIG's net financial exposure at that time in that country.

The maturity schedule of AIG's contractual obligations at December 31, 2001 was as follows:

(in millions)

December 31, 2001	Payments due by Period				
	Total	2002	2003 through 2004	2005 through 2006	Remaining years after 2006
Borrowings*	$53,839	$19,336	$14,986	$ 5,183	$14,334
Operating Leases	2,242	462	636	352	792
Unconditional Obligations to Purchase Aircraft	32,092	4,893	7,683	9,566	9,950
Other Long-Term Obligations:					
ILFC	1,161	305	392	464	—
Other	161	1	40	32	88
Total	$89,495	$24,997	$23,737	$15,597	$25,164

*Excludes commercial paper and includes ILFC's capital lease obligations.

The maturity schedule of AIG's Other Commercial Commitments at December 31, 2001 was as follows:

(in millions)

	Amount of Commitment Expiration				
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Letters of Credit:					
AIGFP	$ 764	$ 1	$ 16	$ 100	$ 647
Other	367	281	31	1	54
Guarantees:					
SunAmerica	3,931	45	1,447	—	2,439
Other	960	382	397	61	120
Other Commercial Commitments:					
AIGFP (a)	4,445	9	20	37	4,379
ILFC (b)	3,524	—	1,184	1,434	906
SunAmerica	1,300	260	650	390	—
Other	1,534	926	463	137	8
Total	$16,825	$1,904	$4,208	$2,160	$8,553

(a) Primarily liquidity facilities provided in connection with certain municipal swap transactions.
(b) Primarily in connection with aircraft acquisitions.

AIG uses special purposes vehicles (SPVs) primarily in connection with certain guaranteed investment contract programs ("GIC Programs") written by its life insurance subsidiaries, certain products provided by AIGFP, and certain invested asset and asset management activities.

In the GIC Programs, AIG's life insurance subsidiaries (principally SunAmerica Life Insurance Company) provide guaranteed investment contracts (GICs) to SPVs which are not controlled by AIG. The SPVs issue notes or bonds which are sold to third party institutional investors. Neither AIG nor the insurance company issuing the GICs has any obligation to the investors in the notes or bonds. The proceeds from the SPVs issuance of securities are used to invest in the GICs. The insurance company subsidiaries use these proceeds to invest in a diversified portfolio of securities, primarily investment grade bonds (see also the discussion under "Liquidity: Insurance Invested Assets"). Both the assets and the liabilities arising from these GIC Programs are presented in AIG's consolidated balance sheet. Thus, at December 31, 2001, approximately $22 billion of policyholders' contract deposits represented liabilities from issuances of GICs included in these GIC Programs, offset by the proceeds from the issuances included as insurance invested assets.

AIGFP uses SPVs as an integral part of its ongoing operations with respect to specific structured transactions with independent third parties. AIGFP controls and manages the assets and liabilities with respect to these SPVs, subject to certain transaction specific limitations. These SPVs are fully consolidated by AIG (see the discussions of AIGFP under "Operations Review: Financial Services Operations").

AIG's insurance operations also invest in assets of SPVs. These SPVs are established by unrelated third parties. Investments include collateralized mortgage backed securities and similar securities backed by pools of mortgages, consumer receivables or other assets. The investment in an SPV allows AIG's insurance entities to purchase assets permitted by insurance regulations while maximizing the return on these assets.

AIG provides investment management services to certain SPVs. AIG receives management fees for these services and may take a minority ownership interest in these SPVs. AIG services may be terminated with or without cause.

To facilitate and expand certain retirement savings and asset management activities, AIG establishes SPVs. AIG receives fees for management of the assets held in the SPV which support the issuance of securities such as collateralized bond obligations sold by the SPV to independent third party investors. These SPVs serve a variety of business purposes, including financing, liquidity, or to facilitate independent third party management participation.

AIG has established stringent guidelines with respect to the formation of and investment in SPVs.

Liquidity

AIG's liquidity is primarily derived from the operating cash flows of its general and life insurance operations.

At December 31, 2001, AIG's consolidated invested assets included $8.09 billion of cash and short-term investments. Consolidated net cash provided from operating activities in 2001 amounted to $7.71 billion.

Sources of funds considered in meeting the objectives of AIG's financial services operations include guaranteed investment agreements, issuance of long and short-term debt, maturities and sales of securities available for sale, securities sold under repurchase agreements, trading liabilities, securities and spot commodities sold but not yet purchased, issuance of equity, and cash provided from such operations. AIG's strong capital position is integral to managing this liquidity, as it enables AIG to raise funds in diverse markets worldwide. (See also the discussions under "Capital Resources" herein.)

Management believes that AIG's liquid assets, its net cash provided by operations, and access to the capital markets will enable it to meet any foreseeable cash requirements.

The liquidity of the combined insurance operations is derived both domestically and abroad. The combined insurance operating cash flow is derived from two sources, underwriting operations and investment operations. In the aggregate, AIG's insurance operations generated approximately $27.4 billion in pre-tax cash flow during 2001. Cash flow includes periodic premium collections, including policyholders' contract deposits, paid loss recoveries less reinsurance premiums, losses, benefits, acquisition and operating expenses. Generally, there is a time lag from when premiums are collected and, when as a result of the occurrence of events specified in the policy, the losses and benefits are paid. AIG's insurance investment operations generated approximately $14.1 billion in investment income cash flow during 2001. Investment income cash flow is primarily derived from interest and dividends received and includes realized capital gains net of realized capital losses. (See also the discussions under "Operational Review: General Insurance Operations" and—"Life Insurance Operations" herein.)

With respect to general insurance operations, if paid losses accelerated beyond AIG's ability to fund such paid losses from current operating cash flows, AIG would need to liquidate a portion of its general insurance investment portfolio and/or arrange for financing. Such events that may cause such a liquidity strain could be the result of several catastrophic events occurring in a relatively short period of time. Additional strain on liquidity could occur if the investments sold to fund such paid losses were sold into a depressed market place and/or reinsurance recoverable on such paid losses became uncollectible or collateral supporting such reinsurance recoverable significantly decreased in value. (See also the discussions under "Operational Review: General Insurance Operations" herein.)

With respect to life insurance operations, if a substantial portion of the life insurance operations bond portfolio diminished significantly in value and/or defaulted, AIG would need to liquidate other portions of its life insurance investment portfolio and/or arrange financing. Such events that may cause such a liquidity strain could be the result of economic collapse of a nation or region in which AIG life insurance operations exist, nationalization, terrorist acts or other such economic or political upheaval. (See also the discussions under "Operational Review: Life Insurance Operations" herein.)

In addition to the combined insurance pre-tax operating cash flow, AIG's insurance operations held $7.2 billion in cash and short-term investments at December 31, 2001. The aforementioned operating cash flow and the cash and short-term balances held provided AIG's insurance operations with a significant amount of liquidity.

This liquidity is available, among other things, to purchase high quality and diversified fixed income securities and to a lesser extent marketable equity securities and to provide mortgage loans on real estate, policy loans and collateral loans. This cash flow coupled with proceeds of approximately $116 billion from the maturities, sales and redemptions of fixed income securities and from the sale of equity securities was used to purchase approximately $140 billion of fixed income securities and marketable equity securities during 2001.

The following table is a summary of AIG's invested assets by significant segment, including investment income due and accrued of $3.68 billion and $3.52 billion and real estate of $2.65 billion and $2.08 billion, at December 31, 2001 and 2000, respectively:

(dollars in millions)

	Invested Assets	Percent of Total
2001		
General insurance	$ 43,159	11.9%
Life insurance	215,658	59.3
Financial services, and retirement savings & asset management	103,944	28.6
Other	967	0.2
Total	$ 363,728	100.0%
2000		
General insurance	$ 42,892	14.0%
Life insurance	171,019	56.0
Financial services, and retirement savings & asset management	90,675	29.7
Other	831	0.3
Total	$ 305,417	100.0%

Insurance Invested Assets

The following tables summarize the composition of AIG's insurance invested assets by insurance segment, including investment income due and accrued and real estate, at December 31, 2001 and 2000:

(dollars in millions)

December 31, 2001	General Insurance	Life Insurance	Total	Percent of Total	Percent Distribution Domestic	Percent Distribution Foreign
Fixed maturities:						
Available for sale, at market value [(a)]	$29,602	$169,750	$199,352	77.0%	68.8%	31.2%
Equity securities, at market value [(b)]	4,568	3,139	7,707	3.0	53.9	46.1
Mortgage loans on real estate, policy and collateral loans	58	17,101	17,159	6.6	71.4	28.6
Short-term investments, including time deposits, and cash	1,652	5,520	7,172	2.8	49.6	50.4
Real estate	410	2,106	2,516	1.0	21.5	78.5
Investment income due and accrued	573	3,002	3,575	1.4	63.9	36.1
Other invested assets	6,296	15,040	21,336	8.2	81.2	18.8
Total	$43,159	$215,658	$258,817	100.0%	68.5%	31.5%

(a) Includes $842 million of bond trading securities, at market value.
(b) Includes $1.72 billion of non-redeemable preferred stocks, at market value.

(dollars in millions)

December 31, 2000	General Insurance	Life Insurance	Total	Percent of Total	Percent Distribution Domestic	Percent Distribution Foreign
Fixed maturities:						
Available for sale, at market value [(a)]	$18,168	$135,212	$153,380	71.7%	71.6%	28.4%
Held to maturity, at amortized cost	11,533	—	11,533	5.4	100.0	—
Equity securities, at market value [(b)]	4,666	3,112	7,778	3.6	60.0	40.0
Mortgage loans on real estate, policy and collateral loans	65	16,860	16,925	7.9	74.0	26.0
Short-term investments, including time deposits, and cash	1,448	4,839	6,287	2.9	51.6	48.4
Real estate	408	1,565	1,973	0.9	25.3	74.7
Investment income due and accrued	584	2,773	3,357	1.6	64.0	36.0
Other invested assets	6,020	6,658	12,678	6.0	88.4	11.6
Total	$42,892	$171,019	$213,911	100.0%	72.8%	27.2%

(a) Includes $846 million of bond trading securities, at market value.
(b) Includes $1.19 billion of non-redeemable preferred stocks, at market value.

Generally, insurance regulations restrict the types of assets in which an insurance company may invest.

With respect to fixed maturities, AIG's general strategy is to invest in high quality securities while maintaining diversification to avoid significant exposure to issuer, industry and/or country concentrations. With respect to general insurance, AIG's strategy is to invest in longer duration fixed maturities to maximize the yields at the date of purchase. With respect to life insurance, AIG's strategy is to produce cash flows required to meet maturing insurance liabilities (See also the discussion under "Operational Review: Life Insurance Operations" herein.)

The fair value of the fixed maturity available for sale portfolio is subject to decline as interest rates rise and subject to increase as interest rates decline. Such changes in fair value are presented as a component of comprehensive income in unrealized appreciation of investments, net of taxes.

The fixed maturities held to maturity portfolio were transferred to bonds available for sale, at market value as at January 1, 2001 as permitted and in accordance with the transition provisions of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FASB 133). (See also the discussion under "Accounting Standards" herein.)

At December 31, 2001, approximately 69 percent of the fixed maturities investments were domestic securities. Approximately 30 percent of such domestic securities were rated AAA. Approximately 9 percent were below investment grade or not rated.

A significant portion of the foreign insurance fixed income portfolio is rated by Moody's, Standard & Poor's (S&P) or similar foreign services. Similar credit quality rating services are not available in all overseas locations. AIG annually reviews the credit quality of the foreign portfolio nonrated fixed income investments, including mortgages. At December 31, 2001, approximately 10 percent of the foreign fixed income investments were either rated AAA or, on the basis of AIG's internal analysis, were equivalent from a credit standpoint to securities so rated. Approximately 16 percent were below investment grade or not rated at that date. A large portion of the foreign insurance fixed income portfolio are sovereign fixed maturity securities supporting the policy liabilities in the country of issuance.

At December 31, 2001, approximately 16 percent of the fixed maturities portfolio was CMOs, including commercial mortgage backed securities. Substantially all of the CMOs were investment grade and approximately 26 percent of the CMOs were backed by various U.S. government agencies. CMOs are exposed to interest rate risk as the duration and ultimate realized yield would be affected by the accelerated prepayments of the underlying mortgages.

Any fixed income security may be subject to downgrade for a variety of reasons subsequent to any balance sheet date.

AIG invests in equities for various reasons, including diversifying its overall exposure to interest rate risk. Equity securities are subject to declines in fair value. Such declines in fair value are presented in unrealized appreciation of investments, net of taxes as a component of comprehensive income.

Where declines in value of fixed income and equity securities below amortized cost or cost are considered to be other than temporary, a charge is reflected in income for the difference between amortized cost or cost and estimated net realizable value.

Mortgage loans on real estate, policy and collateral loans comprised 6.6 percent of AIG's insurance invested assets at December 31, 2001. AIG's insurance operations' holdings of real estate mortgages amounted to $10.71 billion of which 85.6 percent was domestic. At December 31, 2001, only a nominal amount were in default. It is AIG's practice to maintain a maximum loan to value ratio of 75 percent at loan origination. At December 31, 2001, AIG's insurance holdings of collateral loans amounted to $667 million, all of which were foreign. It is AIG's strategy to enter into mortgage and collateral loans as an adjunct primarily to life insurance fixed maturity investments. AIG's policy loans increased from $5.47 billion at December 31, 2000 to $5.79 billion at December 31, 2001.

Short-term investments represent amounts invested in various internal and external money market funds, time deposits and cash held.

AIG's real estate investment properties are primarily occupied by AIG's various operations. The current market value of these properties considerably exceeds their carrying value.

Other invested assets were primarily comprised of both foreign and domestic private placements, limited partnerships, outside managed funds, and collateral held with respect to AIG's securities lending program.

When permitted by regulatory authorities and when deemed necessary to protect insurance assets, including invested assets, from adverse movements in foreign currency exchange rates, interest rates and equity prices, AIG and its insurance subsidiaries may enter into derivative transactions as end users. (See also the discussion under "Derivatives" herein.)

In certain jurisdictions, significant regulatory and/or foreign governmental barriers exist which may not permit the immediate free flow of funds between insurance subsidiaries or from the insurance subsidiaries to AIG parent. These barriers generally cause only minor delays in the outward remittance of the funds.

AIG's insurance operations are exposed to market risk. Market risk is the risk of loss of fair value resulting from adverse fluctuations in interest and foreign currency exchange rates and equity prices.

Measuring potential losses in fair values has recently become the focus of risk management efforts by many companies. Such measurements are performed through the application of various statistical techniques. One such technique is Value at Risk (VaR). VaR is a summary statistical measure that uses historical interest and foreign currency exchange rates and equity prices and estimates the volatility and correlation of each of these rates and prices to calculate the maximum loss that could occur over a defined period of time given a certain probability.

AIG believes that statistical models alone do not provide a reliable method of monitoring and controlling market risk. While VaR models are relatively sophisticated, the quantitative market risk information generated is limited by the assumptions and parameters established in creating the related models. Therefore, such models are tools and do not substitute for the experience or judgment of senior management.

AIG has performed a VaR analysis to estimate the maximum potential loss of fair value for each of AIG's insurance segments and for each market risk within each insurance segment. In this analysis, financial instrument assets include the domestic and foreign invested assets excluding real estate and investment income due and accrued. Financial instrument liabilities include reserve for losses and loss expenses, reserve for unearned premiums, future policy benefits for life and accident and health insurance contracts and policyholders' funds.

Due to the nature of each insurance segment, AIG manages the general and life insurance operations separately. As a result, AIG manages separately the invested assets of each. Accordingly, the VaR analysis was separately performed for the general and the life insurance operations.

AIG calculated the VaR with respect to the net fair value of each of AIG's insurance segments as of December 31, 2001 and December 31, 2000. AIG uses the historical simulation methodology which entails re-pricing all assets and liabilities under explicit changes in market rates within a specific historical time period. In this case, the most recent three years of historical market information for interest rates, foreign exchange rates, and equity index prices were used to construct the historical scenarios. For each scenario, each transaction was re-priced. Portfolio, business unit and finally AIG-wide scenario values were then calculated by netting the values of all the underlying assets and liabilities. The final VaR number represents the maximum potential loss incurred by these scenarios with 95% confidence (i.e., only 5% of historical scenarios show losses greater than the VaR figure). A one month holding period was assumed in computing the VaR figure.

The following table presents the VaR on a combined basis and of each component of market risk for each of AIG's insurance segments as of December 31, 2001 and December 31, 2000. VaR with respect to combined operations cannot be derived by aggregating the individual risk or segment amounts presented herein.

(in millions)

	General Insurance		Life Insurance	
	2001	2000	2001	2000
Market Risk:				
Combined	$779	$744	$1,804	$1,456
Interest rate	425	454	1,631	1,422
Currency	34	59	134	373
Equity	710	603	627	384

The following table presents the average, high and low VaRs on a combined basis and of each component of market risk for each of AIG's insurance segments as of December 31, 2001 and December 31, 2000.

(in millions)

	2001			2000		
	Average	High	Low	Average	High	Low
General Insurance:						
Market Risk:						
Combined	$ 797	$ 837	$ 744	$ 811	$ 954	$ 737
Interest rate	449	464	425	419	454	338
Currency	46	59	34	49	65	29
Equity	741	812	603	694	828	603
Life Insurance:						
Market Risk:						
Combined	$1,572	$1,804	$1,354	$1,355	$1,456	$1,254
Interest rate	1,512	1,631	1,364	1,296	1,422	1,169
Currency	216	373	134	430	566	372
Equity	430	627	332	423	462	384

Financial Services, and Retirement Savings & Asset Management Invested Assets

The following table is a summary of the composition of AIG's financial services, and retirement savings & asset management invested assets at December 31, 2001 and 2000. (See also the discussions under "Operational Review: Financial Services Operations", "Operational Review: Retirement Savings & Asset Management Operations", "Capital Resources" and "Derivatives" herein.)

(dollars in millions)

	2001		2000	
	Invested Assets	Percent of Total	Invested Assets	Percent of Total
Flight equipment primarily under operating leases, net of accumulated depreciation	$ 22,710	21.9%	$19,325	21.3%
Finance receivables, net of allowance	13,955	13.4	13,327	14.7
Unrealized gain on interest rate and currency swaps, options and forward transactions	11,493	11.1	10,235	11.3
Securities available for sale, at market value	17,801	17.1	14,669	16.2
Trading securities, at market value	5,733	5.5	7,347	8.1
Securities purchased under agreements to resell, at contract value	21,638	20.8	14,979	16.5
Trading assets	6,234	6.0	7,045	7.8
Spot commodities, at market value	352	0.3	363	0.4
Other, including short-term investments	4,028	3.9	3,385	3.7
Total	$103,944	100.0%	$90,675	100.0%

As previously discussed, the cash used for the purchase of flight equipment is derived primarily from the proceeds of ILFC's debt financings. The primary sources for the repayment of this debt and the interest expense thereon are the cash flow from operations, proceeds from the sale of flight equipment and the rollover and refinancing of the prior debt. During 2001, ILFC acquired flight equipment costing $4.41 billion. (See also the discussion under "Operational Review: Financial Services Operations" and Capital Resources" herein.)

At December 31, 2001, ILFC had committed to purchase 551 aircraft deliverable from 2002 through 2010 at an estimated aggregate purchase price of $32.1 billion and had options to purchase 49 aircraft deliverable from 2002 through 2008 at an estimated aggregate purchase price of $3.0 billion. As of March 19, 2002, ILFC has entered into leases for all of the aircraft to be delivered in 2002 and 92 of 467 aircraft to be delivered subsequent to 2002. ILFC will be required to find customers for any aircraft presently on order and any aircraft to be ordered, and it must arrange financing for portions of the purchase price of such equipment. In a rising interest rate environment, ILFC negotiates higher lease rates on any new contracts. ILFC has been successful to date both in placing its new aircraft on lease or under sales contract and obtaining adequate financing, but there can be no assurance that such success will continue in future environments.

ILFC is exposed to market risk and the risk of loss of fair value and possible liquidity strain resulting from adverse fluctuations in interest rates. As of December 31, 2001 and December 31, 2000, AIG statistically measured the aforementioned loss of fair value through the application of a VaR model. In this analysis, the net fair value of ILFC was determined using the financial instrument assets which included the tax adjusted future flight equipment lease revenue and the financial instrument liabilities which included the future servicing of the current debt. The estimated impact of the current derivative positions was also taken into account.

AIG calculated the VaR with respect to the net fair value of ILFC using the historical simulation methodology, as previously described. As of December 31, 2001 and December 31, 2000, the VaR with respect to the aforementioned net fair value of ILFC was approximately $10 million and $11 million, respectively.

AIG's Consumer Finance operations provide a wide variety of consumer finance products both domestically and overseas. Such products include mortgages, consumer loans, and retail sales finance. These products are funded through various borrowings including commercial paper and medium term notes. AIG's Consumer Finance operations are exposed to credit risk and risk of loss resulting from adverse fluctuations in interest rates. Over half of the loan balance is related to real estate loans which are substantially collateralized by the related properties.

With respect to credit losses, the allowance for finance receivable losses is maintained at a level considered adequate to absorb anticipated credit losses existing in that portfolio.

AIGFP's derivative transactions are carried at market value or at estimated fair value when market prices are not readily available. AIGFP reduces its economic risk exposure through similarly valued offsetting transactions including swaps, trading securities, options, forwards and futures. The estimated fair values of these transactions represent assessments of the present value of expected future cash flows. These transactions are exposed to liquidity risk if AIGFP were required to sell or close out the transactions prior to maturity. AIG believes that the impact of any such limited liquidity would not be significant to AIG's financial condition or its overall liquidity. (See also the discussion under "Operational Review: Financial Services Operations" and "Derivatives" herein.)

AIGFP uses the proceeds from the issuance of notes and bonds and GIA borrowings to invest in a diversified portfolio of securities, including securities available for sale, at market, and derivative transactions. The funds may also be temporarily invested in securities purchased under agreements to resell. The proceeds from the disposal of the aforementioned securities available for sale and securities purchased under agreements to resell have been used to fund the maturing GIAs or other AIGFP financings. (See also the discussion under "Capital Resources" herein.)

Securities available for sale is mainly a portfolio of debt securities, where the individual securities have varying degrees of credit risk. At December 31, 2001, the average credit rating of this portfolio was AA or the equivalent thereto as determined through rating agencies or internal review. AIGFP has also entered into credit derivative transactions to hedge its credit risk associated with $182 million of these securities. There were no securities deemed below investment grade at December 31, 2001. There have been no significant downgrades through March 1, 2002. Securities purchased under agreements to resell are treated as collateralized transactions. AIGFP takes possession of or obtains a security interest in securities purchased under agreements to resell. AIGFP further minimizes its credit risk by monitoring counterparty credit exposure and, when AIGFP deems necessary, it requires additional collateral to be deposited. Trading securities, at market value are marked to market daily and are held to meet the short-term risk management objectives of AIGFP.

AIGFP is exposed to credit risk. If its securities available for sale portfolio were to suffer significant default and the collateral held declined significantly in value with no replacement, AIGFP could have a liquidity strain. AIG guarantees AIGFP's debt and, as a result, is responsible for all of AIGFP's obligations.

AIGTG conducts, as principal, market making and trading activities in foreign exchange, and commodities, primarily precious and base metals. AIGTG owns inventories in the commodities in which it trades and may reduce the exposure to market risk through the use of swaps, forwards, futures and option contracts. AIGTG uses derivatives to manage the economic exposure of its various trading positions and transactions from adverse movements of interest rates, foreign currency exchange rates and commodity prices. AIGTG supports its trading activities largely through trading liabilities, unrealized losses on swaps, short-term borrowings, securities sold under agreements to repurchase and securities and commodities sold but not yet purchased. (See also the discussions under "Capital Resources" and "Derivatives" herein.)

The gross unrealized gains and gross unrealized losses of AIGFP and AIGTG included in the financial services assets and liabilities at December 31, 2001 were as follows:

(in millions)

	Gross Unrealized Gains	Gross Unrealized Losses
Securities available for sale, at market value [a]	$ 1,025	$1,017
Unrealized gain/loss on interest rate and currency swaps, options and forward transactions [b] [c]	11,493	8,813
Trading assets	8,346	7,017
Spot commodities, at market value	27	—
Trading liabilities	—	1,709
Securities and spot commodities sold but not yet purchased, at market value	423	—

[a] See also Note 8(e) of Notes to Financial Statements.
[b] These amounts are also presented as the respective balance sheet amounts.
[c] At December 31, 2001, AIGTG's replacement values with respect to interest rate and currency swaps were $549 million.

AIGFP's interest rate and currency risks on securities available for sale, at market, are managed by taking offsetting positions on a security by security basis, thereby offsetting a significant portion of the unrealized appreciation or depreciation. At December 31, 2001, the unrealized gains and losses remaining after the benefit of the offsets were $75 million and $67 million, respectively.

Trading securities, at market value, and securities and spot commodities sold but not yet purchased, at market value are marked to market daily with the unrealized gain or loss being recognized in income at that time. These securities are held to meet the short-term risk management objectives of AIGFP and AIGTG.

The senior management of AIG defines the policies and establishes general operating parameters for AIGFP and AIGTG. AIG's senior management has established various oversight committees to review the various financial market, operational and credit issues of AIGFP and AIGTG. The senior managements of AIGFP and AIGTG report the results of their respective operations to and review future strategies with AIG's senior management.

AIG actively manages the exposures to limit potential losses, while maximizing the rewards afforded by these business opportunities. In doing so, AIG must continually manage a variety of exposures including credit, market, liquidity, operational and legal risks.

Market risk arises principally from the uncertainty that future earnings are exposed to potential changes in volatility, interest rates, foreign currency exchange rates, and equity and commodity prices. AIG generally controls its exposure to market risk by taking offsetting positions. AIG's philosophy with respect to its financial services operations is to minimize or set limits for open or uncovered positions that are to be carried. Credit risk exposure is separately managed. (See the discussion on the management of credit risk below.)

AIG's Market Risk Management Department provides detailed independent review of AIG's market exposures, particularly those market exposures of AIGFP and AIGTG. This department determines whether AIG's market risks, as well as those market risks of individual subsidiaries, are within the parameters established by AIG's senior management. Well established market risk management techniques such as sensitivity analysis are used. Additionally, this department verifies that specific market risks of each of certain subsidiaries are managed and hedged by that subsidiary.

AIGFP is exposed to market risk due to changes in the level and volatility of interest rates and the shape and slope of the yield curve. AIGFP hedges its exposure to interest rate risk by entering into transactions such as interest rate swaps and options and purchasing U.S. and foreign government obligations.

AIGFP is exposed to market risk due to changes in and volatility of foreign currency exchange rates. AIGFP hedges its foreign currency exchange risk primarily through the use of currency swaps, options, forwards and futures.

AIGFP is exposed to market risk due to changes in the level and volatility of equity prices which affect the value of securities or instruments that derive their value from a particular stock, a basket of stocks or a stock index. AIGFP reduces the risk of loss inherent in its inventory in equity securities by entering into hedging transactions, including equity swaps and options and purchasing U.S. and foreign government obligations.

AIGFP does not seek to manage the market risk of each of its transactions through an individual offsetting transaction. Rather, AIGFP takes a portfolio approach to the management of its market risk exposure. AIGFP values its portfolio, including interest rate swaps, currency swaps, equity swaps, swaptions, options and forwards, at market value or estimated fair value when market values are not readily available. Unrealized gains and losses, with respect to this portfolio are reflected in income currently. These valuations represent an assessment of the present values of expected future cash flows of AIGFP's transactions and may include reserves for such risks as are deemed appropriate by AIGFP's and AIG's management. AIGFP evaluates the portfolio's discounted cash flows with reference to current market conditions, maturities within the portfolio and other relevant factors. The aforementioned estimated fair values are based upon the use of valuation models. These models utilize, among other things, market liquidity and current interest, foreign exchange and volatility rates. AIGFP attempts to secure reliable and independent current market prices, such as published exchange prices, external subscription services such as from Bloomberg or Reuters or third party broker quotes for use in this model. When such prices are not available, AIGFP uses an internal methodology which includes interpolation or extrapolation from verifiable prices nearest to the dates of the transactions. These valuation models are integrated into the evaluation of the portfolio, as described above, in order to provide timely information for the market risk management of the portfolio. Based upon this evaluation, AIGFP determines what, if any, offsetting transactions are necessary to reduce the market risk exposure of the portfolio. AIG manages its market risk with a variety of transactions, including swaps, trading securities, futures and forward contracts and other transactions as appropriate. The recorded values of these transactions may be different than the values that might be realized if AIGFP were required to sell or close out the transactions prior to maturity. AIG believes that such differences are not significant to the results of operations, financial condition or liquidity. Such differences would be immediately recognized when the transactions are sold or closed out prior to maturity.

Additionally, depending upon the changes in interest rates and other market movements during the day, AIGFP's system will produce reports for management's consideration for intraday offsetting positions. Overnight, the system generates reports which recommend the types of offsets management should consider for the following day. Additionally, AIGFP operates in major business centers overseas and is essentially open for business 24 hours a day. Thus, the market exposure and offset strategies are monitored, reviewed and coordinated around the clock. Therefore, offsetting adjustments can be made as and when necessary from any AIGFP office in the world.

As part of its monitoring and controlling of its exposure to market risk, AIGFP applies various testing techniques which reflect potential market movements. These techniques vary by currency and are regularly changed to reflect factors affecting the derivatives portfolio. In addition to the daily monitoring, AIGFP's senior management and local risk man-

agers conduct a weekly review of the derivatives portfolio and existing hedges. This review includes an examination of the portfolio's risk measures, such as aggregate option sensitivity to movements in market variables. AIGFP's management may change these measures to reflect their judgment and evaluation of the dynamics of the markets. This management group will also determine whether additional or alternative action is required in order to manage the portfolio.

All of AIGTG's market risk sensitive instruments are entered into for trading purposes. The fair values of AIGTG's financial instruments are exposed to market risk as a result of adverse market changes in interest rates, foreign currency exchange rates, commodity prices and adverse changes in the liquidity of the markets in which AIGTG trades.

AIGTG's approach to managing market risk is to establish an appropriate offsetting position to a particular transaction or group of transactions depending upon the extent of market risk AIGTG expects to reduce.

AIGTG's senior management has established positions and stop-loss limits for each line of business. AIGTG's traders are required to maintain positions within these limits. These positions are monitored during the day either manually and/or through on-line computer systems. In addition, these positions are reviewed by AIGTG's management. Reports which present each trading books position and the prior day's profit and loss are reviewed by traders, head traders and AIGTG's senior management. Based upon these and other reports, AIGTG's senior management may determine to adjust AIGTG's risk profile.

AIGTG attempts to secure reliable current market prices, such as published prices or third party quotes, to value its derivatives. Where such prices are not available, AIGTG uses an internal methodology which includes interpolation or extrapolation from verifiable prices nearest to the dates of the transactions. The methodology may reflect interest and exchange rates, commodity prices, volatility rates, market liquidity and other relevant factors. Unrealized gains and losses, with respect to AIGTG's positions are reflected in income currently.

A significant portion of AIGTG's business is transacted in liquid markets. Certain of AIGTG's derivative product exposures are evaluated using simulation techniques which consider such factors as changes in currency and commodity prices, interest rates, volatility levels, market liquidity and the effect of time.

AIGFP and AIGTG are both exposed to the risk of loss of fair value from adverse fluctuations in interest rate and foreign currency exchange rates and equity and commodity prices. AIG statistically measured the losses of fair value through the application of a VaR model. AIG separately calculated the VaR with respect to AIGFP and AIGTG, as AIG manages these operations separately.

AIGFP's and AIGTG's asset and liability portfolios for which the VaR analyses were performed included over the counter and exchange traded investments, derivative instruments and commodities. Since the market risk with respect to securities available for sale, at market is substantially hedged, segregation of market sensitive instruments into trading and other than trading was not deemed necessary.

AIG calculated the VaR with respect to AIGFP and AIGTG as of December 31, 2001 and December 31, 2000. AIG uses the historical simulation methodology which entails re-pricing all assets and liabilities under explicit changes in market rates within a specific historical time period. In this case, the most recent three years of historical market information for interest rates, foreign exchange rates, and equity index prices were used to construct the historical scenarios. For each scenario, each transaction was re-priced. Portfolio, business unit and finally AIG-wide scenario values were then calculated by netting the values of all the underlying assets and liabilities. The final VaR number represents the maximum potential loss incurred by these scenarios with 95% confidence (i.e., only 5% of historical scenarios show losses greater than the VaR figure).

The following table presents the VaR on a combined basis and of each component of AIGFP's and AIGTG's market risk as of December 31, 2001 and December 31, 2000. VaR with respect to combined operations cannot be derived by aggregating the individual risk presented herein.

(in millions)

	AIGFP[(a)]		AIGTG[(b)]	
	2001	2000	2001	2000
Market Risk:				
Combined	$12	$15	$2	$6
Interest rate	12	15	2	4
Currency	—	—	1	3
Equity	1	—	—	—

(a) A one month holding period was used to measure the market exposures of AIGFP.

(b) A one day holding period was used to measure the market exposures of AIGTG.

The following table presents the average, high and low VaRs on a combined basis and of each component of AIGFP's and AIGTG's market risk as of December 31, 2001 and 2000.

(in millions)

	2001			2000		
	Average	High	Low	Average	High	Low
AIGFP Market Risk:						
Combined	$12	$15	$ 9	$15	$24	$ 8
Interest rate	11	15	8	15	23	7
Currency	—	1	—	—	—	—
Equity	1	2	—	1	2	—
AIGTG Market Risk:						
Combined	$ 3	$ 6	$ 2	$ 5	$ 6	$ 4
Interest rate	3	4	2	3	4	3
Currency	2	3	1	3	4	2

Derivatives

Derivatives are financial arrangements among two or more parties. The returns of the derivatives are linked to or "derived" from some underlying equity, debt, commodity or other asset, liability, or index. Derivatives payments may be based on interest rates and exchange rates and/or prices of certain securities, certain commodities, or financial or commodity indices. The more significant types of derivative arrangements in which AIG transacts are swaps, forwards, futures and options.

Derivatives are generally either negotiated over the counter contracts or standardized contracts executed on an exchange. Standardized exchange traded derivatives include futures and options which can be readily bought or sold over recognized security or commodity exchanges and settled daily through such clearing houses. Negotiated over the counter derivatives include forwards, swaps and options. Over the counter derivatives are generally not traded like exchange traded securities and the terms of over the counter derivatives are non-standard and unique to each contract. However, in the normal course of business, with the agreement of the original counterparty, these contracts may be terminated early or assigned to another counterparty.

The overwhelming majority of AIG's derivatives activities are conducted through AIGFP and AIGTG, thus permitting AIG to participate in the derivatives dealer market acting primarily as principal. In these derivative operations, AIG structures agreements which generally allow its counterparties to enter into transactions with respect to changes in interest and exchange rates, securities' prices and certain commodities and financial or commodity indices. AIG's customers such as corporations, financial institutions, multinational organizations, sovereign entities, government agencies and municipalities use derivatives to hedge their own market exposures. For example, a futures, forward or option contract can be used to protect the customers' assets or liabilities against price fluctuations.

A counterparty may default on any obligation to AIG, including a derivative contract. Credit risk is a consequence of extending credit and/or carrying trading and investment positions. Credit risk exists for a derivative contract when that contract has a positive fair value to AIG. To help manage this risk, the credit departments of AIGFP and AIGTG operate within the guidelines set by the AIG Credit Risk Committee. This committee establishes the credit policy, sets limits for counterparties and provides limits for derivative transactions with counterparties having different credit ratings. In addition to credit ratings, this committee takes into account other factors, including the industry and country of the counterparty. Transactions which fall outside these pre-established guidelines require the approval of the AIG Credit Risk Committee. It is also AIG's policy to establish reserves for potential credit impairment when necessary.

AIGFP and AIGTG determine the credit quality of each of their counterparties taking into account credit ratings assigned by recognized statistical rating organizations. If it is determined that a counterparty requires credit enhancement, then one or more enhancement techniques will be used. Examples of such enhancement techniques include letters of credit, guarantees, collateral credit triggers and credit derivatives and margin agreements.

A significant majority of AIGFP's transactions are contracted and documented under ISDA Master Agreements. Management believes that such agreements provide for legally enforceable set-off in the event of default. Also, under such agreements, in connection with a counterparty desiring to terminate a contract prior to maturity, AIGFP may be permitted to set-off its receivables from that counterparty against AIGFP's payables to that same counterparty arising out of all included transactions. Excluding regulated exchange transactions, AIGTG, whenever possible, enters into netting agreements with its counterparties which are similar in effect to those discussed above.

Discussions with respect to AIGFP's and AIGTG's counterpart credit quality, fair value source and notional amounts follow.

Counterparty Credit Quality:

The following tables provide the counterparty credit quality amounts of AIGFP's and AIGTG's derivatives transactions at December 31, 2001 and December 31, 2000.

The net replacement value most closely represents the net credit risk to AIGFP or the maximum amount exposed to potential loss after the application of the aforementioned strategies, netting under ISDA Master Agreements and applying collateral held. Subsequent to the application of such credit enhancements, the net exposure to credit risk or the net replacement value of all interest rate, currency and equity swaps, swaptions and forward commitments approximated $10.84 billion at December 31, 2001 and $9.51 billion at December 31, 2000. The net replacement value for futures and forward contracts approximated $64 million at December 31, 2001 and $204 million at December 31, 2000. The net replacement value most closely represents the net credit risk to AIGFP or the maximum amount exposed to potential loss and is used for financial reporting purposes.

AIGFP determines counterparty credit quality by reference to ratings from independent rating agencies or, where such ratings are not available, by internal analysis. At December 31, 2001 and December 31, 2000, the concentration of credit exposure with respect to counterparties judged A or higher by AIGFP was 93 percent and 87 percent, respectively. The counterparty credit quality determined by AIGFP by derivative product with respect to the net replacement value of AIGFP's derivatives portfolio was as follows:

(in millions)

	Net Replacement Value			
	Swaps and Swaptions	Futures and Forward Contracts	Total 2001	Total 2000
Counterparty credit quality:				
AAA	$ 4,388	$—	$ 4,388	$3,778
AA	3,153	61	3,214	2,825
A	2,497	1	2,498	1,801
BBB	782	2	784	1,059
Below investment grade	23	—	23	252
Total	$10,843	$64	$10,907	$9,715

At December 31, 2001 and December 31, 2000, the counterparty breakdown by industry with respect to the net replacement value of AIGFP's derivatives portfolio was as follows:

(in millions)

	Net Replacement Value			
	Swaps and Swaptions	Futures and Forward Contracts	Total 2001	Total 2000
Non-U.S. banks	$ 2,408	$56	$ 2,464	$2,517
Insured municipalities	638	—	638	595
U.S. industrials	2,113	—	2,113	1,945
Governmental	563	—	563	463
Non-U.S. financial service companies	427	1	428	309
Non-U.S. industrials	1,288	1	1,289	1,372
Special purpose	1,851	—	1,851	1,204
U.S. banks	66	6	72	220
U.S. financial service companies	1,211	—	1,211	894
Supranationals	278	—	278	196
Total	$10,843	$64	$10,907	$9,715

With respect to AIGTG's derivatives contracts at December 31, 2001 and December 31, 2000, the net replacement values represent the net sum of estimated positive fair values after the application of legally enforceable master netting agreements and collateral held. The net replacement values most closely represent the net credit risk to AIGTG or the maximum amount exposed to potential loss.

Subsequent to the application of such credit enhancements, the net exposure to credit risk or the net replacement value of all futures, forwards, swaptions and purchased options contracts and interest rate and currency swaps was $3.05 billion and $4.08 billion at December 31, 2001 and December 31, 2000, respectively.

AIGTG's net replacement value at December 31, 2001 and 2000 was as follows:

(in millions)

	Remaining Life					
	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	Total 2001	Total 2000
Credit exposure:						
Futures, forwards, swaptions and purchased options contracts and interest rate and currency swaps:						
Gross replacement value	$6,541	$2,201	$1,299	$33	$10,074	$10,319
Master netting arrangements	(4,097)	(1,572)	(1,004)	(18)	(6,691)	(6,136)
Collateral	(32)	(84)	(199)	(15)	(330)	(107)
Net replacement value*	$2,412	$ 545	$ 96	$—	$ 3,053	$ 4,076

*The net replacement values with respect to exchange traded futures and options, forward contracts and purchased over the counter options are presented as a component of trading assets in the accompanying balance sheet. The net replacement values with respect to interest rate and currency swaps are presented as a component of unrealized gain on interest rate and currency swaps, options and forward transactions in the accompanying balance sheet.

AIGTG determines counterparty credit quality by reference to ratings from independent rating agencies or, where such ratings are not available, internal analysis. At December 31, 2001 and December 31, 2000, the concentration of credit exposure with respect to counterparties judged A or higher by AIGTG was 78 percent and 83 percent, respectively. Also, as of December 31, 2001 and 2000, the counterparty credit quality and counterparty breakdown by industry with respect to the net replacement value of AIGTG's derivatives portfolio were as follows:

(in millions)

	Net Replacement Value	
	2001	2000
Counterparty credit quality:		
AAA	$ 391	$ 442
AA	1,117	1,807
A	863	1,139
BBB	330	460
Below investment grade	130	48
Not externally rated, including exchange traded futures and options*	222	180
Total	$3,053	$4,076
Counterparty breakdown by industry:		
Non-U.S. banks	$1,151	$2,076
U.S. industrials	503	67
Governmental	71	70
Non-U.S. financial service companies	187	282
Non-U.S. industrials	190	243
U.S. banks	353	468
U.S. financial service companies	376	690
Exchanges*	222	180
Total	$3,053	$4,076

*Exchange traded futures and options are not deemed to have significant credit exposure as the exchanges guarantee that every contract will be properly settled on a daily basis.

Fair Value Source:

The fair value sources of the net replacement values of AIGFP's derivatives portfolio were based on valuation models. Although these models are proprietary, the inputs were obtained from independently published exchange prices, external subscription services' prices such as Bloomberg or Reuters or third party broker quotes for use in these models. When such prices are not available, AIGFP uses an internal methodology which includes interpolation or extrapolation from verifiable prices nearest to the dates of the transactions.

At December 31, 2001, the fair value source of the net replacement value of AIGTG's derivatives portfolio was as follows:

(in millions)

	Maturity of Fair Value of Contracts				
Source of Fair Value	One Year	Two through Five Years	Six through Ten Years	After Ten Years	Total
Prices actively quoted	$2,412	$ —	$—	$—	$2,412
Prices provided by other external sources	—	530	—	—	530
Prices based on models and other valuation methods	—	15	96	—	111
Total	$2,412	$545	$96	$—	$3,053

Notional Amounts:

The notional amounts used to express the extent of AIGFP's and AIGTG's involvement in swap transactions represent a standard of measurement of the volume of AIGFP's and AIGTG's swaps business. Notional amount is not a quantification of market risk or credit risk and it may not necessarily be recorded on the balance sheet. Notional amounts represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.

The timing and the amount of cash flows relating to AIGFP's and AIGTG's foreign exchange forwards and exchange traded futures and options contracts are determined by each of the respective contractual agreements. The following table presents AIGFP's derivative portfolio by maturity and type of derivatives at December 31, 2001 and December 31, 2000.

(in millions)

	Remaining Life of Notional Amount*					
	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	Total 2001	Total 2000
AIGFP interest rate, currency and equity/commodity swaps and swaptions:						
Notional amount:						
Interest rate swaps	$100,200	$227,196	$ 99,435	$ 9,838	$436,669	$344,203
Currency swaps	32,640	63,790	37,893	4,851	139,174	117,792
Swaptions and equity swaps	18,710	26,976	11,120	1,685	58,491	59,026
Total	$151,550	$317,962	$148,448	$16,374	$634,334	$521,021
Futures and forward contracts:						
Exchange traded futures contracts contractual amount	$ 10,036	$ —	$ —	$ —	$ 10,036	$ 11,082
Over the counter forward contracts contractual amount	$ 57,344	$ 466	$ 193	$ —	$ 58,003	$ 22,809

*Notional amount is not representative of either market risk or credit risk.

The following table provides the contractual and notional amounts by maturity and type of derivative of AIGTG's derivatives portfolio at December 31, 2001 and December 31, 2000.

(in millions)

	Remaining Life					
	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	Total 2001	Total 2000
Contractual amount of futures, forwards and options:						
Exchange traded futures and options	$ 11,724	$ 3,236	$ 17	$ —	$ 14,977	$ 18,064
Forwards	$169,702	$13,204	$ 1,196	$ —	$184,102	$234,316
Over the counter purchased options	$ 83,780	$16,317	$38,250	$308	$138,655	$104,919
Over the counter sold options (a)	$ 81,895	$17,043	$38,354	$369	$137,661	$103,742
Notional amount (b):						
Interest rate swaps and forward rate agreements	$ 14,133	$37,829	$ 7,568	$153	$ 59,683	$ 63,264
Currency swaps	4,792	5,238	1,062	—	11,092	8,573
Swaptions	897	5,219	1,164	—	7,280	15,419
Total	$ 19,822	$48,286	$ 9,794	$153	$ 78,055	$ 87,256

(a) Sold options obligate AIGTG to buy or sell the underlying item if the option purchaser chooses to exercise. The amounts do not represent credit exposure.
(b) Notional amount is not representative of either market risk or credit risk.

In addition to its role as derivatives dealer through AIGFP and AIGTG, AIG and its subsidiaries, including its insurance subsidiaries, use derivatives primarily to minimize AIG's asset-liability exposure and foreign currency and interest rate exposures. These transactions are generally executed with AIGFP and AIGTG as counterparty, who in turn hedge these transactions in the market place. Thus, AIGFP and AIGTG assume the credit risk exposure.

AIG also uses derivatives to help match assets and liabilities in several of its businesses, including its insurance operations. For example, AIG can use currency and interest rate swaps to convert foreign-currency investment contract liabilities into US dollar-based exposures. Thus, these liabilities are more properly matched with US dollar assets. In life insurance, AIG uses swaps to reduce the mismatch between long dated life insurance liabilities and shorter dated local currency assets. Swaps also enable AIG to balance its asset and liability durations in consumer finance operations.

AIG's Derivatives Review Committee provides an independent review of any proposed derivative transaction. The committee examines, among other things, the nature and purpose of the derivative transaction, its potential credit exposure, if any, and the estimated benefits. This committee does not review those derivative transactions entered into by AIGFP and AIGTG for their own accounts.

Generally, AIG conducts its businesses in the currencies of the local operating environment. Thus, exchange gains or losses occur when AIG's foreign currency net investment is affected by changes in the foreign exchange rates relative to the U.S. dollar from one reporting period to the next.

Legal risk arises from the uncertainty of the enforceability, through legal or judicial processes, of the obligations of AIG's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the netting of mutual obligations. (See also the discussion on master netting agreements above.)

Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FASB 133). In June 2000, FASB issued Statement of Financial Accounting Standards No. 138 "Accounting for Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" (collectively, FASB 133).

FASB 133 requires AIG to recognize all derivatives in the consolidated balance sheet at fair value. The financial statement recognition of the change in the fair value of a derivative depends on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction. The changes in fair value of the derivative transactions of AIGFP and AIGTG are currently presented, in all material respects, as a component of AIG's operating income. The discussion below relates to the derivative activities of AIG other than those of AIGFP and AIGTG.

On the date the derivative contract is entered into, AIG designates the derivative as: (1) a hedge of the subsequent changes in the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge); (2) a hedge of a forecasted transaction, or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge); or (3) a hedge of a net investment in a foreign operation. Fair value and cash flow hedges may involve foreign currencies ("foreign currency hedges"). The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a fair value hedge is recorded in current period earnings, along with the loss or gain on the hedged item attributable to the hedged risk. The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a cash flow hedge is recorded in other comprehensive income, until earnings are affected by the variability of cash flows. The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a hedge of a net investment in a foreign operation is recorded in the foreign currency translation adjustments account within other comprehensive income. Changes in the fair value of derivatives used for other than the above hedging activities are reported in current period earnings.

AIG documents all relationships between hedging instruments and hedge items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet, or specific firm commitments or forecasted transactions. AIG also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

In accordance with the transition provisions of FASB 133, AIG recorded in its consolidated income statement for 2001 a cumulative effect of an accounting change adjustment loss of $6 million. This loss represents the net fair value of all previously unrecorded derivative instruments as of January 1, 2001, net of tax and after the application of hedge accounting. AIG also recorded in its consolidated statement of comprehensive income for 2001 a cumulative effect of an accounting change adjustment gain of $150 million. This gain represents the increase in other comprehensive income, net of taxes, arising from recognizing the fair value of all derivative contracts designated as cash flow hedging instruments, and to a lesser extent, hedging instruments used to hedge net investments in foreign operations.

AIG (excluding its two trading operations, AIGFP and AIGTG) uses derivative instruments (principally swap and forward contracts) to minimize AIG's asset-liability exposure and foreign currency and interest rate exposures. These risks arise primarily from available-for-sale fixed income securities, debt, and policyholder account balance liabilities associated with guaranteed investment contracts. Other hedging activities, such as those involving forecasted transactions or equity securities, are not significant. During 2001, there were no hedges that were discontinued or otherwise no longer qualify as hedges under FASB 133. With respect to both fair value hedges and cash flow hedges, hedge ineffectiveness was insignificant for 2001. During 2001, there were minor reclassifications to earnings from other comprehensive income under cash flow hedge accounting. These reclassifications were connected to programs of synthetically converting certain investment securities, debt issuances or policyholder account balance liabilities associated with guaranteed investment contracts, from a floating interest rate to a fixed interest rate. As at December 31, 2001, the maximum amount of net derivative losses to be reclassified into net income within the next twelve months is insignificant. The maximum length of time over which future cash flows are hedged is approximately 16 years.

In addition to hedging activities, AIG also uses derivative instruments with respect to investment operations, which include, among other things, writing option contracts, and purchasing investments with embedded derivatives, such as equity linked notes and convertible bonds. All changes in the market value of these derivatives are recorded in earnings. AIG bifurcates an embedded derivative where: (1) the economic characteristics of the embedded instruments are not clearly and closely related to those of the remaining components of the financial instrument; and (2) a separate instrument with the same terms as the embedded instrument meets the definition of a derivative under FASB 133.

In accordance with the transition provisions of FASB 133, AIG transferred bonds in the held to maturity, at amortized cost category into the bonds available for sale, at market value category at January 1, 2001. The amortized cost of the bonds transferred was $11.53 billion. The unrealized appreciation, net of deferred tax expense was approximately $339 million at the date of transfer and was recorded as a cumulative effect of an accounting change within other comprehensive income. Under the provisions of FASB 133, such a transfer does not affect AIG's intent nor its ability to hold current or future bonds to their maturity.

In January 1, 2001, the Emerging Issues Task Force (EITF) issued EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 provides guidance on the calculation of interest income and the recognition of impairments related to beneficial interests held in an investment portfolio. Beneficial interests are investments that represent rights to receive specified cash flows from a pool of underlying assets (i.e., collateralized debt obligations). In accordance with the transition provisions of EITF 99-20, AIG recorded in its consolidated income statement for 2001 a cumulative effect of an accounting change adjustment loss of $130 million ($200 million before tax).

In June 2001, FASB issued Statement of Financial Accounting Standard No. 141 "Business Combinations" (FASB 141). FASB 141 requires AIG to apply the purchase method of accounting for all acquisitions initiated after June 30, 2001.

In June 2001, FASB issued Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" (FASB 142). FASB 142 is effective for AIG for the year commencing January 1, 2002. FASB 142 requires AIG to discontinue the amortization of goodwill in its consolidated income statement.

However, FASB 142 requires goodwill to be subject to an assessment of impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. AIG believes that the impact on its results of operations and financial condition will not be significant.

(in millions)

Years Ended December 31,	2001	2000[a]	1999[a]	1998[a]
General insurance operations				
Gross premiums written	$29,640	$25,050	$22,569	$20,684
Net premiums written	20,101	17,526	16,224	14,586
Net premiums earned	19,365	17,407	15,544	14,098
Adjusted underwriting profit (loss)	88	785	669	531
Net investment income	2,893	2,701	2,517	2,192
Realized capital gains (losses)	(130)	38	295	205
General insurance operating income	2,851	3,524	3,481	2,928
Life insurance operations				
Premium income	19,243	17,173	15,480	13,725
Net investment income	11,735	10,664	9,505	8,357
Realized capital gains (losses)	(254)	(162)	(148)	(74)
Life insurance operating income	5,406	4,822	4,210	3,596
Financial services operating income	1,999	1,678	1,432	1,181
Retirement savings & asset management operating income	1,060	1,161	920	688
Equity in income of minority-owned insurance operations	—	—	—	40
Other realized capital gains (losses)	(452)	(190)	(44)	(1)
Other income (deductions)–net	(708)	(657)	(600)	(849)
Acquisition, restructuring and related charges	(2,017)	(315)	—	—
Income before income taxes, minority interest and cumulative effect of accounting changes	8,139	10,023	9,399	7,583
Income taxes	2,339	2,971	2,833	2,190
Income before minority interest and cumulative effect of accounting changes	5,800	7,052	6,566	5,393
Minority interest	(301)	(413)	(380)	(347)
Cumulative effect of accounting changes [b]	(136)	—	—	—
Net income	$ 7,281[c]	$ 6,639	$ 6,186	$ 5,046

[a] The data presented for all years prior to 2001 has been restated to include the operations of American General Corporation (AGC), which was acquired on August 29, 2001, and the data presented for all years prior to 1999 has been restated to include the operations of SunAmerica Inc., which was merged into AIG on January 1, 1999.



†Core Income



†Based on Core Income

1997(a)	1996(a)	1995(a)	1994(a)	1993(a)	1992(a)	1991(a)	Annual Compound Growth Rate 1991-2001
$18,742	$18,319	$17,895	$16,392	$14,901	$13,616	$13,336	8.3%
13,408	12,692	11,893	10,866	10,026	9,139	9,146	8.2
12,421	11,855	11,406	10,287	9,567	9,209	9,105	7.8
490	450	417	201	69	(145)	37	—
1,854	1,691	1,547	1,436	1,342	1,255	1,168	9.5
128	65	68	51	61	67	89	—
2,472	2,206	2,032	1,688	1,472	1,177	1,294	8.2
13,171	12,067	10,837	8,943	7,998	7,068	6,160	12.1
6,620	5,821	4,931	3,759	3,051	2,787	2,517	16.6
(9)	4	1	66	55	43	23	—
2,954	2,496	2,077	1,737	1,591	1,348	1,200	16.2
926	710	548	787	720	594	432	16.6
502	442	340	348	240	188	159	20.9
114	99	82	56	39	28	29	—
11	50	(12)	(224)	9	5	(8)	—
(596)	(455)	(274)	(221)	(506)	(201)	(212)	—
—	—	—	—	—	—	—	
6,383	5,548	4,793	4,171	3,565	3,139	2,894	10.9
1,927	1,600	1,371	1,191	1,146	824	730	—
4,456	3,948	3,422	2,980	2,419	2,315	2,164	10.4
(203)	(124)	(67)	(30)	(27)	(11)	(9)	—
—	—	—	(34)	(148)	32	—	—
$ 4,253	$ 3,824	$ 3,355	$ 2,916	$ 2,244	$ 2,336	$ 2,155	12.9%(c)

(b) Represents a net benefit (expense) for the cumulative effect of adoption of accounting pronouncements related to FASB 133 "Accounting for Derivative Instruments and Hedging Activities" and EITF 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" by AIG in 2001, postretirement benefits (FASB 106) and income taxes (FASB 109) by SunAmerica Inc. in 1994, by minority-owned insurance operations and AGC in 1993 and by AIG in 1992.

(c) 2001 net income has been adjusted to exclude WTC losses and acquisition, restructuring and related charges net of taxes. Including these charges, the annual compound growth rate would be 9.5%.





(in millions, except per share amounts and ratios)

Years Ended /As of December 31,	2001	2000(a)	1999(a)	1998(a)
Balance Sheet Data:				
Total invested assets (b)	$363,728	$305,417	$270,028	$251,792
Total assets (c)	492,982	426,671	383,685	338,783
Total reserves (d)	91,263	77,660	72,640	70,069
Total general insurance reserves	25,896	24,952	24,600	24,619
Total long-term debt (e)	46,395	38,069	34,583	33,655
Total liabilities	438,630	375,818	341,140	297,166
Total capital funds (shareholders' equity)	52,150	47,439	39,641	38,909
Income Statement Data:				
Revenues (f)	$ 62,402	$ 57,060	$ 51,330	$ 45,915
Loss Ratio	79.55	75.28	75.51	75.59
Expense Ratio	21.16	21.45	20.84	20.77
Combined ratio (g)	100.71	96.73	96.35	96.36
Return on equity (h)	11.90%	15.32%	15.79%	14.69%
Per Common Share Data:				
Net income (i) (j)				
Basic	$ 2.05	$ 2.55	$ 2.37	$ 1.96
Diluted	2.02	2.52	2.34	1.92
Cash dividend (j) (k)	.16	.14	.13	.11
Book value (j)	19.94	18.09	15.25	15.08
Market price (j)	79.40	98.56	72.08	51.53
Pro forma market price (l)	328.19	407.39	297.94	213.00
Market capitalization at December 31,(m)	$207,665	$258,446	$188,204	$132,632
Average shares outstanding (i)				
Basic	2,621	2,607	2,611	2,568
Diluted	2,650	2,638	2,650	2,634

(a) The data presented for all years prior to 2001 has been restated to include the operations of American General Corporation (AGC), which was acquired on August 29, 2001, and the data presented for all years prior to 1999 has been restated to include the operations of SunAmerica Inc., which was merged into AIG on January 1, 1999.
(b) Including flight equipment under operating leases, real estate, net of accumulated depreciation, and investment income due and accrued.
(c) Assets with respect to December 31, 1992 and subsequent years conform to the requirements of FASB 113.
(d) Including net general insurance reserves for losses and loss expenses, life future policy benefits and policy and contract claims.
(e) Including commercial paper and excluding that portion of long-term debt maturing in less than one year.
(f) Represents the sum of general insurance net premiums earned, life premium income, net investment income, financial services commissions, transaction and other fees and loan fees, retirement savings & asset management commissions and other fees, equity in income of minority-owned insurance operations and realized capital gains (losses). Commencing in 1997, agency operations were presented as a component of general insurance and for years prior to 1997 agency results have been reclassified to conform to this presentation.



*Industry Estimated
Industry Source: Fox-Pitt, Kelton Inc.



1997[(a)]	1996[(a)]	1995[(a)]	1994[(a)]	1993[(a)]	1992[(a)]	1991[(a)]	Annual Compound Growth Rate 1991-2001
$209,873	$183,990	$165,687	$133,155	$123,292	$112,467	$ 96,746	14.2%
280,234	246,464	220,064	182,302	167,285	151,963	121,837	15.0
58,556	56,707	51,882	43,419	39,359	35,038	31,962	11.1
21,171	20,407	19,693	18,419	17,557	16,757	15,840	5.0
26,953	26,458	24,134	21,556	18,466	17,347	15,290	11.7
243,445	214,050	190,733	160,338	144,477	132,721	104,622	15.4
34,168	30,549	28,149	21,717	22,608	19,142	17,212	11.7%
$ 41,268	$ 38,039	$ 34,846	$ 29,455	$ 27,093	$ 25,076	$ 23,209	10.4%
75.33	75.89	75.93	77.82	79.19	81.48	78.93	
20.87	20.58	20.65	20.44	20.30	20.34	21.04	
96.20	96.47	96.58	98.26	99.49	101.82	99.97	
13.90%	13.88%	13.76%	13.75%	11.00%	12.81%	13.13%	
$ 1.66	$ 1.49	$ 1.31	$ 1.14	$ .87	$ .92	$ .84	9.3%
1.64	1.47	1.29	1.12	.86	.90	.84	9.2
.10	.09	.08	.07	.06	.05	.05	12.3
13.27	11.87	10.96	8.39	8.64	7.31	6.70	11.5
38.67	25.66	21.93	15.49	13.87	12.22	10.36	22.6
159.82	106.06	90.63	64.01	57.32	50.51	42.84	22.6
$ 99,073	$ 65,354	$ 55,748	$ 39,304	$ 35,233	$ 30,960	$ 26,294	23.0%
2,542	2,544	2,536	2,528	2,536	2,532	2,543	
2,601	2,606	2,592	2,594	2,600	2,588	2,554	

(g) Excluding WTC losses, the 2001 combined ratio was 96.74.

(h) Return on equity (ROE) is net income, before realized capital gains (losses), expressed as a percentage of average shareholders' equity, exclusive of unrealized appreciation (depreciation) of investments, net of taxes. Excluding WTC losses and AGC charges, 2001 ROE was 15.46%.

(i) See Note 1(w) of Notes to Financial Statements. Average shares outstanding have been retroactively adjusted to reflect all stock dividends and stock splits. Per share amounts for all periods presented reflect the adoption of the Statement of Financial Accounting Standards No. 128 "Earnings Per Share."

(j) As at December 31, retroactively adjusted to reflect all stock dividends and splits.

(k) Cash dividends have not been restated to reflect dividends paid by SunAmerica Inc. and AGC.

(l) Reflects the price appreciation, as at December 31, of one share of common stock purchased on December 31, 1991, assuming that no stock dividends or stock splits occurred after such date.

(m) Market capitalization has been restated for all years prior to 2001 to reflect the shares issued in connection with the acquisition of AGC, and for all years prior to 1999 to reflect the shares issued in connection with the acquisition of SunAmerica Inc.





(dollars in millions)

Years Ended December 31,

General Insurance Operating Results	Consolidated[a] 2001	2000
Gross premiums written	$29,640	$25,050
Net premiums written	20,101	17,526
Net premiums earned	19,365	17,407
Statutory underwriting profit (loss)[b]	(295)	544
Adjusted underwriting profit (loss)[b]	88	785
Net investment income	2,893	2,701
Realized capital gains (losses)	(130)	38
Operating income (loss)[b]	$ 2,851	$ 3,524

[a] Consolidated column may not equal the sum of individual group totals due to consolidating adjustments.
[b] 2001 includes WTC losses of $769 million.

General Insurance by Major Segment	2001 Net Premiums Written	2001 Percent of Total	2000 Net Premiums Written	2000 Percent of Total
Domestic Brokerage Group	$10,197	50.7%	$ 7,934	45.3%
Foreign General	5,050	25.1	4,970	28.3
Personal Lines	2,454	12.2	2,510	14.3
Transatlantic	1,906	9.5	1,659	9.5
Mortgage Guaranty	494	2.5	453	2.6
Total	$20,101	100.0%	$17,526	100.0%

2001 General Insurance Net Premiums Written by Major Segment



- Domestic Brokerage Group 50.7%
- Foreign General 25.1%
- Personal Lines 12.2%
- Transatlantic 9.5%
- Mortgage Guaranty 2.5%

2001 General Insurance and Life Insurance Revenues*



- Foreign Life 33.7%
- Domestic Life 24.5%
- Domestic Brokerage Group 21.8%
- Foreign General 10.2%
- Personal Lines 4.9%
- Transatlantic 3.8%
- Mortgage Guaranty 1.1%

*Represents the sum of general insurance net premiums earned, life premium income, and net investment income.

Domestic Brokerage Group		Personal Lines		Mortgage Guaranty		Transatlantic		Foreign General	
2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
$17,209	$13,223	$2,554	$2,549	$598	$529	$2,298	$1,880	$8,199	$7,900
10,197	7,934	2,454	2,510	494	453	1,906	1,659	5,050	4,970
9,776	8,023	2,478	2,401	489	452	1,790	1,632	4,832	4,899
(496)	(30)	(116)	(38)	307	267	(298)	(5)	308	350
(338)	177	(92)	(37)	311	270	(274)	1	481	374
1,827	1,614	114	113	106	93	240	234	583	570
(60)	26	(16)	(15)	40	(10)	(1)	33	(93)	4
$ 1,429	$ 1,817	$ 6	$ 61	$457	$353	$ (35)	$ 268	$ 971	$ 948

Life Insurance Operating Results	Premium Income, Deposits and Other Considerations		Operating Income	
	2001	2000	2001	2000
Life/Mass Marketing	$ 4,532	$ 4,127	$1,110	$1,109
Fixed Annuity/Pension	18,867	14,250	1,806	1,614
Accident & Health [(a)]	157	327	4	23
Total Domestic	23,556	18,704	2,920	2,746
Ordinary	16,058	16,073	1,945	1,609
Personal Accident	2,173	1,923	573	531
Group Life/Medical	952	796	101	82
Group Pension	712	470	27	25
Individual Annuity	578	655	105	—
Eliminations	—	—	(11)	(9)
Total Foreign	20,473	19,917	2,740	2,238
Realized capital losses	—	—	(254)	(162)
Total [(b)]	$44,029	$38,621	$5,406	$4,822

(a) Beginning 2001, certain Accident & Health operations are a component of Domestic Brokerage Group.
(b) 2001 operating income includes WTC losses of $131 million.

(in millions)

December 31,	2001	2000
Assets:		
Investments and cash:		
Fixed maturities:		
Bonds available for sale, at market value (amortized cost: 2001–$196,111; 2000–$153,921)	$199,774	$153,763
Bonds held to maturity, at amortized cost (market value: 2001–$0; 2000–$12,053)	—	11,533
Bond trading securities, at market value (cost: 2001–$844; 2000–$838)	842	846
Equity securities:		
Common stocks (cost: 2001–$6,963; 2000–$7,051)	6,188	6,805
Non-redeemable preferred stocks (cost: 2001–$1,840; 2000–$1,318)	1,749	1,207
Mortgage loans on real estate, net of allowance (2001–$114; 2000–$77)	10,774	10,661
Policy loans	5,786	5,465
Collateral and guaranteed loans, net of allowance (2001–$23; 2000–$23)	1,532	1,717
Financial services, and retirement savings & asset management assets:		
Flight equipment primarily under operating leases, net of accumulated depreciation (2001–$3,492; 2000–$2,723)	22,710	19,325
Securities available for sale, at market value (cost: 2001–$17,793; 2000–$14,636)	17,801	14,669
Trading securities, at market value	5,733	7,347
Spot commodities, at market value	352	363
Unrealized gain on interest rate and currency swaps, options and forward transactions	11,493	10,235
Trading assets	6,234	7,045
Securities purchased under agreements to resell, at contract value	21,681	14,991
Finance receivables, net of allowance (2001–$532; 2000–$492)	13,955	13,327
Other invested assets	22,704	13,486
Short-term investments, at cost (approximates market value)	7,392	6,502
Cash	698	522
Total investments and cash	357,398	299,809
Investment income due and accrued	3,682	3,522
Premiums and insurance balances receivable–net of allowance (2001–$208; 2000–$88)	11,647	10,636
Reinsurance assets	28,758	23,964
Deferred policy acquisition costs	17,443	16,647
Investments in partially-owned companies	902	336
Real estate and other fixed assets, net of accumulated depreciation (2001–$3,532; 2000–$2,264)	4,833	4,126
Separate and variable accounts	51,954	54,562
Other assets	16,365	13,069
Total assets	$492,982	$426,671

See Accompanying Notes to Financial Statements.

(in millions, except share amounts)

December 31,	2001	2000
Liabilities:		
Reserve for losses and loss expenses	$ 44,792	$ 40,613
Reserve for unearned premiums	13,148	12,510
Future policy benefits for life and accident and health insurance contracts	64,998	51,532
Policyholders' contract deposits	119,402	99,327
Other policyholders' funds	7,611	5,885
Reserve for commissions, expenses and taxes	3,381	2,807
Insurance balances payable	3,207	2,794
Funds held by companies under reinsurance treaties	2,685	1,435
Income taxes payable:		
Current	405	189
Deferred	2,881	3,032
Financial services, and retirement savings & asset management liabilities:		
Borrowings under obligations of guaranteed investment agreements	16,392	13,595
Securities sold under agreements to repurchase, at contract value	11,818	11,308
Trading liabilities	4,372	4,352
Securities and spot commodities sold but not yet purchased, at market value	8,331	7,701
Unrealized loss on interest rate and currency swaps, options and forward transactions	8,813	8,581
Trust deposits and deposits due to banks and other depositors	2,290	1,895
Commercial paper	8,416	9,457
Notes, bonds and loans payable	33,643	24,602
Commercial paper	3,476	3,590
Notes, bonds, loans and mortgages payable	3,804	3,079
Separate and variable accounts	51,954	54,562
Minority interest	1,509	1,465
Other liabilities	21,302	11,507
Total liabilities	438,630	375,818
Preferred shareholders' equity in subsidiary companies	2,202	3,414
Capital funds:		
Common stock, $2.50 par value; 5,000,000,000 shares authorized; shares issued 2001–2,750,237,554; 2000–2,787,511,574	6,876	6,914
Additional paid-in capital	669	2,830
Retained earnings	47,218	42,598
Accumulated other comprehensive income (loss)	(1,725)	(2,440)
Treasury stock, at cost; 2001–134,805,555; 2000–164,905,649 shares of common stock (including 133,200,400 and 133,198,299 shares, respectively, held by subsidiaries)	(888)	(2,463)
Total capital funds	52,150	47,439
Total liabilities, preferred shareholders' equity in subsidiary companies and capital funds	$492,982	$426,671

See Accompanying Notes to Financial Statements.

(in millions, except per share amounts)

Years Ended December 31,	2001	2000	1999
General insurance operations:			
Net premiums written	$20,101	$17,526	$16,224
Change in unearned premium reserve	(736)	(119)	(680)
Net premiums earned	19,365	17,407	15,544
Net investment income	2,893	2,701	2,517
Realized capital gains (losses)	(130)	38	295
	22,128	20,146	18,356
Losses incurred	12,459	11,379	9,819
Losses incurred: World Trade Center and related losses (WTC losses)	769	—	—
Loss expenses incurred	2,178	1,725	1,919
Underwriting expenses (principally policy acquisition costs)	3,871	3,518	3,137
	19,277	16,622	14,875
Operating income	2,851	3,524	3,481
Life insurance operations:			
Premium income	19,243	17,173	15,480
Net investment income	11,735	10,664	9,505
Realized capital gains (losses)	(254)	(162)	(148)
	30,724	27,675	24,837
Death and other benefits	11,685	9,310	8,618
Death and other benefits: WTC losses	131	—	—
Increase in future policy benefits	7,945	8,478	7,244
Acquisition and insurance expenses	5,557	5,065	4,765
	25,318	22,853	20,627
Operating income	5,406	4,822	4,210
Financial services operating income	1,999	1,678	1,432
Retirement savings & asset management operating income	1,060	1,161	920
Other realized capital gains (losses)	(452)	(190)	(44)
Other income (deductions)–net	(708)	(657)	(600)
Acquisition, restructuring and related charges	(2,017)	(315)	—
Income before income taxes, minority interest and cumulative effect of accounting changes	8,139	10,023	9,399
Income taxes:			
Current	1,919	1,697	2,151
Deferred	420	1,274	682
	2,339	2,971	2,833
Income before minority interest and cumulative effect of accounting changes	5,800	7,052	6,566
Minority interest	(301)	(413)	(380)
Income before cumulative effect of accounting changes	5,499	6,639	6,186
Cumulative effect of accounting changes, net of tax	(136)	—	—
Net income	$ 5,363	$ 6,639	$ 6,186
Earnings per common share:			
Basic			
Income before cumulative effect of accounting changes	$ 2.10	$2.55	$2.37
Cumulative effect of accounting changes	(0.05)	—	—
Net income	$ 2.05	$2.55	$2.37
Diluted			
Income before cumulative effect of accounting changes	$ 2.07	$2.52	$2.34
Cumulative effect of accounting changes	(0.05)	—	—
Net income	$ 2.02	$2.52	$2.34
Average shares outstanding:			
Basic	2,621	2,607	2,611
Diluted	2,650	2,638	2,650

See Accompanying Notes to Financial Statements.

(in millions, except per share amounts)

Years Ended December 31,	2001	2000	1999
Preferred stock:			
Balance at beginning of year	$ —	$ —	$ 248
Conversion to common stock	—	—	(248)
Balance at end of year	—	—	—
Common stock:			
Balance at beginning of year	6,914	4,870	4,013
Issuance of common stock	—	7	(11)
Adjustment in connection with AGC acquisition	(43)	—	—
Stock split effected as dividend	—	2,037	818
Issued in conversion of Series E preferred stock to common stock	—	—	24
Issued in connection with redemption of Premium Equity Redemption Cumulative Security Units (PERCS Units)	—	—	21
Issued under stock option and stock purchase plans	5	—	5
Balance at end of year	6,876	6,914	4,870
Additional paid-in capital:			
Balance at beginning of year	2,830	2,324	1,529
Issuance of common stock	—	(7)	11
Excess of cost over proceeds of common stock issued under stock option and stock purchase plans	2	(161)	(90)
Excess of redemption value of Series E preferred stock over par value of common stock issued	—	—	224
Excess of proceeds over par value of common stock issued in connection with redemption of PERCS Units	—	—	410
Excess of proceeds over par value of common stock issued under stock option and stock purchase plans	—	—	83
Excess of proceeds over cost of common stock issued in connection with acquisitions	—	616	—
Conversion of preferred stock and preferred securities	—	(83)	
Adjustment in connection with AGC acquisition	(2,135)	—	—
Other	(28)	141	157
Balance at end of year	669	2,830	2,324
Retained earnings:			
Balance at beginning of year	42,598	38,772	34,117
Net income	5,363	6,639	6,186
Stock dividends to shareholders	—	(2,037)	(818)
Cash dividends to shareholders:			
Preferred	—	(1)	(6)
Common ($.16, $.14 and $.13 per share, respectively)	(743)	(775)	(703)
Other	—	—	(4)
Balance at end of year	47,218	42,598	38,772
Accumulated other comprehensive income:			
Balance at beginning of year	(2,440)	(3,381)	1,589
Unrealized appreciation (depreciation) of investments–net of reclassification adjustments	1,513	1,467	(6,398)
Deferred income tax (expense) benefit on changes	(500)	(316)	1,875
Foreign currency translation adjustments	(455)	(273)	(432)
Applicable income tax benefit (expense) on changes	111	63	(15)
Net derivative losses arising from cash flow hedging activities	(541)	—	—
Deferred income tax benefit on changes	98	—	—
Cumulative effect of accounting change, net of tax	489	—	—
Other comprehensive income	715	941	(4,970)
Balance at end of year	(1,725)	(2,440)	(3,381)
Treasury stock, at cost:			
Balance at beginning of year	(2,463)	(2,944)	(2,587)
Cost of shares acquired during year	(1,042)	(1,407)	(700)
Issued under stock option and stock purchase plans	271	343	300
Issued for conversion of preferred stock and preferred securities	—	418	—
Issued in connection with acquisitions	—	1,127	43
Adjustment in connection with AGC acquisition	2,311	—	—
Other	35	—	—
Balance at end of year	(888)	(2,463)	(2,944)
Total capital funds at end of year	$52,150	$47,439	$39,641

See Accompanying Notes to Financial Statements.

(in millions)

Years Ended December 31,	2001	2000	1999
Summary:			
Net cash provided by operating activities	$ 7,710	$ 9,081	$ 12,643
Net cash used in investing activities	(30,646)	(20,828)	(26,555)
Net cash provided by financing activities	23,112	11,843	13,694
Change in cash	176	96	(218)
Cash at beginning of year	522	426	644
Cash at end of year	$ 698	$ 522	$ 426
Cash flows from operating activities:			
Net income	$ 5,363	$ 6,639	$ 6,186
Adjustments to reconcile net income to net cash provided by operating activities:			
Non-cash revenues, expenses, gains and losses included in income:			
Change in:			
General and life insurance reserves	7,405	7,928	7,890
Premiums and insurance balances receivable and payable–net	774	1,111	(328)
Reinsurance assets	(5,571)	(3,752)	(1,624)
Deferred policy acquisition costs	120	(984)	(2,020)
Investment income due and accrued	(125)	(346)	(185)
Funds held under reinsurance treaties	1,228	572	24
Other policyholders' funds	727	239	516
Current and deferred income taxes–net	648	1,408	586
Reserve for commissions, expenses and taxes	55	68	373
Other assets and liabilities–net	559	(1,319)	(1,314)
Trading assets and liabilities–net	831	(721)	(407)
Trading securities, at market value	1,614	(2,956)	1,277
Spot commodities, at market value	11	320	(207)
Net unrealized gain on interest rate and currency swaps, options and forward transactions	(1,026)	(2,347)	3,519
Securities purchased under agreements to resell	(6,690)	(4,094)	(6,059)
Securities sold under agreements to repurchase	510	5,192	1,643
Securities and spot commodities sold but not yet purchased, at market value	630	1,288	1,956
Realized capital gains (losses)	836	314	(103)
Equity in income of partially-owned companies and other invested assets	(479)	(327)	(186)
Depreciation expenses, principally flight equipment	1,437	1,243	1,130
Change in cumulative translation adjustments	(439)	(273)	(432)
Provision for finance receivable losses	395	307	242
Other–net	(1,103)	(429)	166
Total adjustments	2,347	2,442	6,457
Net cash provided by operating activities	$ 7,710	$ 9,081	$ 12,643

See Accompanying Notes to Financial Statements.

(in millions)

Years Ended December 31,	2001	2000	1999
Cash flows from investing activities:			
Cost of fixed maturities, at amortized cost matured or redeemed	$ —	$ 1,227	$ 1,062
Cost of bonds, at market sold	94,825	37,700	46,456
Cost of bonds, at market matured or redeemed	14,403	7,359	8,178
Cost of equity securities sold	6,321	5,162	3,703
Realized capital gains (losses)	(836)	(314)	103
Purchases of fixed maturities	(132,961)	(58,001)	(73,169)
Purchases of equity securities	(6,619)	(6,085)	(3,821)
Acquisitions, net of cash acquired	(383)	(17)	(29)
Mortgage, policy and collateral loans granted	(2,038)	(2,341)	(3,181)
Repayments of mortgage, policy and collateral loans	2,269	2,106	2,737
Sales of securities available for sale	5,816	5,588	4,787
Maturities of securities available for sale	2,303	1,559	787
Purchases of securities available for sale	(11,264)	(8,890)	(7,869)
Sales of flight equipment	220	713	1,699
Purchases of flight equipment	(4,415)	(3,432)	(3,365)
Net additions to real estate and other fixed assets	(700)	(1,033)	(602)
Sales or distributions of other invested assets	4,298	4,397	2,995
Investments in other invested assets	(5,531)	(6,285)	(4,827)
Change in short-term investments	5,210	1,314	(282)
Investments in partially-owned companies	(541)	79	44
Finance receivable originations and purchases	(8,774)	(7,812)	(7,720)
Finance receivable principal payments received	7,751	6,346	5,926
Other, net	—	(168)	(167)
Net cash used in investing activities	$ (30,646)	$(20,828)	$(26,555)
Cash flows from financing activities:			
Change in policyholders' contract deposits	$ 13,943	$ 5,451	$ 10,551
Change in trust deposits and deposits due to banks and other depositors	395	(280)	493
Change in commercial paper	(1,156)	2,222	851
Proceeds from notes, bonds, loans and mortgages payable	27,347	12,212	10,280
Repayments on notes, bonds, loans and mortgages payable	(17,597)	(10,770)	(8,157)
Proceeds from guaranteed investment agreements	10,410	9,957	7,927
Maturities of guaranteed investment agreements	(7,613)	(5,792)	(7,685)
Redemption of subsidiary company preferred stock	(1,248)	—	—
Proceeds from common stock issued	239	144	244
Proceeds from subsidiary company issuance of preferred stock	—	742	194
Cash dividends to shareholders	(743)	(776)	(709)
Acquisition of treasury stock	(1,042)	(1,402)	(700)
Proceeds from redemption of Premium Equity Redemption Cumulative Security Units	—	—	431
Other–net	177	135	(26)
Net cash provided by financing activities	$ 23,112	$ 11,843	$ 13,694
Supplementary information:			
Taxes paid	$ 1,475	$ 1,345	$ 1,878
Interest paid	$ 3,950	$ 3,524	$ 2,739

See Accompanying Notes to Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions)

Years Ended December 31,	2001	2000	1999
Comprehensive income:			
Net income	$5,363	$6,639	$ 6,186
Other comprehensive income:			
Unrealized appreciation (depreciation) of investments–net of reclassification adjustments	1,513	1,467	(6,398)
Deferred income tax (expense) benefit on above changes	(500)	(316)	1,875
Foreign currency translation adjustments [(a)]	(455)	(273)	(432)
Applicable income tax (expense) benefit on above changes	111	63	(15)
Net derivative losses arising from cash flow hedging activities	(541)	—	—
Deferred income tax benefit on above changes	98	—	—
Cumulative effect of accounting change, net of tax [(b)]	150	—	—
Cumulative effect of accounting change, net of tax [(c)]	339	—	—
Other comprehensive income	715	941	(4,970)
Comprehensive income	$6,078	$7,580	$ 1,216

[(a)] Includes insignificant derivative gains and losses arising from hedges of net investments in foreign operations.

[(b)] Consists of derivative gains and losses qualifying for cash flow hedging arising from the adoption of FASB 133.

[(c)] Represents the unrealized appreciation arising from the transfer of the bonds held to maturity portfolio to the bonds available for sale portfolio in connection with the implementation of FASB 133.

See Accompanying Notes to Financial Statements.

1. Summary of Significant Accounting Policies

(a) Principles of Consolidation: On August 29, 2001 American General Corporation (AGC), was acquired by American International Group, Inc. (AIG). In connection with the acquisition, AIG issued approximately 290 million shares of its common stock in exchange for all the outstanding common stock of AGC based on an exchange ratio of 0.5790 of a share of AIG common stock for each share of AGC common stock. The acquisition was accounted for as a pooling of interests and the accompanying financial statements have been prepared to retroactively combine AGC's financial statements with AIG's financial statements for all periods presented.

All of the share information included herein reflects the application of the exchange ratio to the number of shares of AGC common stock outstanding at the relevant times rather than the number of shares of AIG common stock actually issued or outstanding at such times. In addition, AGC convertible preferred stock has been included based on its AGC common stock equivalent in the restated capital accounts.

The following is a reconciliation of the individual company results to the combined results for 2000 and 1999:

(in millions)

	AIG	AGC	Total
2000			
Revenues	$45,972	$11,088	$57,060
Net income	5,636	1,003	6,639
1999			
Revenues	40,656	10,674	51,330
Net income	5,055	1,131	6,186

On January 1, 1999, SunAmerica Inc. merged with and into AIG. AIG issued 187.5 million shares of its common stock in exchange for all the outstanding common stock and Class B stock of SunAmerica Inc., based on an exchange ratio of 0.855 shares of AIG common stock for each share of SunAmerica Inc. stock. The merger was accounted for as a pooling of interests.

AIG subsidiaries write property, casualty, marine, life and financial lines insurance in approximately 130 countries and jurisdictions. Certain of AIG's foreign subsidiaries included in the consolidated financial statements report on a fiscal year ending November 30. The consolidated financial statements include the accounts of AIG and its majority owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

HSB Group, Inc. (HSB) was acquired on November 22, 2000 and consolidated into AIG's financial statements during the fourth quarter of 2000. This acquisition was accounted for as a purchase.

(b) Basis of Presentation: The accompanying financial statements have been prepared on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Certain accounts have been reclassified in the 2000 and 1999 financial statements to conform to their 2001 presentation.

General Insurance Operations: AIG's general insurance subsidiaries are multiple line companies writing substantially all lines of property and casualty insurance. Premiums are earned primarily on a pro rata basis over the term of the related coverage. The reserve for unearned premiums represents the portion of premiums written relating to the unexpired terms of coverage.

Acquisition costs represent those costs, including commissions, that vary with and are primarily related to the acquisition of new business. These costs are deferred and amortized over the period in which the related premiums written are earned. Investment income is not anticipated in the deferral of acquisition costs. (See Note 4.)

Losses and loss expenses are charged to income as incurred. The reserve for losses and loss expenses represents the accumulation of estimates for reported losses and includes provisions for losses incurred but not reported. The methods of determining such estimates and establishing resulting reserves, including amounts relating to reserves for estimated unrecoverable reinsurance, are continually reviewed and updated. Adjustments resulting therefrom are reflected in income currently. AIG discounts certain of its loss reserves which are primarily related to certain workers' compensation claims. (See Note 6.)

Life Insurance Operations: AIG's life insurance subsidiaries offer a wide range of traditional insurance and financial and investment products. Traditional products consist of individual and group life, annuity, endowment and accident and health policies. Financial and investment products consist of single premium annuity, variable annuities, guaranteed investment contracts, universal life and pensions. Premiums for traditional life insurance products and life contingent annuities, excluding accident and health products, are recognized as revenues when due. Estimates for premiums due but not yet collected are

1. Summary of Significant Accounting Policies *(continued)*

accrued. Benefits and expenses are provided against such revenues to recognize profits over the estimated life of the policies. Revenues for universal life and investment-type products consist of policy charges for the cost of insurance, administration and surrenders during the period. Policy charges collected with respect to future services are deferred and recognized in a manner similar to the deferred policy acquisition costs related to such products. Expenses include interest credited to policy account balances and benefit payments made in excess of policy account balances. Accident and health products are accounted for in a manner similar to general insurance products described above. Investment income reflects certain amounts of realized capital gains where the gains are deemed to be an inherent element in pricing certain life products in some foreign countries.

Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period of the policy. Policy acquisition costs and policy initiation costs related to universal life and investment-type products (non-traditional products) are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net interest income, net realized investment gains and losses, variable annuity fees, surrender charges and direct administrative expenses.

The deferred acquisition costs with respect to non-traditional products are adjusted with respect to estimated gross profits as a result of changes in the net unrealized gains or losses on debt and equity securities available for sale. That is, as debt and equity securities available for sale are carried at aggregate fair value, an adjustment is made to deferred policy acquisition costs equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains/losses on debt and equity securities available for sale that is credited or charged directly to comprehensive income. Deferred policy acquisition costs have been decreased by $177 million at December 31, 2001 and increased by $222 million at December 31, 2000 for this adjustment. (See Note 4.)

The liabilities for future policy benefits and policyholders' contract deposits are established using assumptions described in Note 6.

Financial Services Operations: AIG participates in the derivatives dealer market conducting, primarily as principal, an interest rate, currency, equity and credit derivative products business. AIG also enters into structured transactions, including long-dated forward foreign exchange contracts, option transactions, liquidity facilities and investment agreements, and invests in a diversified portfolio of securities.

AIG engages in market making and trading activities, as principal, in foreign exchange, interest rates and precious and base metals. AIG owns inventories in the commodities in which it trades and may reduce the exposure to market risk through the use of swaps, forwards, futures and option contracts.

AIG, as lessor, leases flight equipment principally under operating leases. Accordingly, income is recognized over the life of the lease as rentals become receivable under the provisions of the lease or, in the case of leases with varying payments, under the straight-line method over the noncancelable term of the lease. In certain cases, leases provide for additional payments contingent on usage. AIG is also a remarketer of flight equipment for its own account and for airlines and financial institutions, and provides, for a fee, fleet management services to certain third-party operators. AIG's revenues from such operations consist of net gains on sales of flight equipment and commissions.

AIG provides a wide variety of consumer finance products, including mortgages, retail sales finance and credit related insurance.

Retirement Savings & Asset Management Operations: AIG's retirement savings & asset management operations offer a wide variety of investment vehicles and services, including variable annuities, mutual funds and investment asset management. Such products and services are offered to individuals and institutions both domestically and internationally. The fees generated with respect to retirement savings & asset management operations are recognized as revenues when earned. Costs incurred in the sale of variable annuities and mutual funds are deferred and subsequently amortized. With respect to variable annuities, acquisition costs are amortized in relation to the incidence of estimated gross profits to be realized over the estimated lives of the variable annuity contracts. With respect to the sale of mutual funds, acquisition costs are amortized over the estimated lives of the funds obtained.

(c) Non-cash Transactions: During 2001, 2000, and 1999, AIG issued 291.6 million, 17.8 million and 187.5 million common shares in connection with acquisitions, respectively.

(d) Investments in Fixed Maturities and Equity Securities: Where AIG may not have the positive intent to hold bonds and preferred stocks until maturity, these securities are considered to be available for sale and carried at current market values. Interest income with respect to fixed maturity securities is accrued currently.

1. Summary of Significant Accounting Policies *(continued)*

Fixed maturities held to maturity, at amortized cost, were transferred to bonds available for sale, at market value, as of January 1, 2001 as permitted and in accordance with the transition provisions of the Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FASB 133). (See Notes 1(x) and 8 (d).)

Included in the bonds available for sale are collateralized mortgage obligations (CMOs). Premiums and discounts arising from the purchase of CMOs are treated as yield adjustments over their estimated lives.

Bond trading securities are carried at current market values, as it is AIG's intention to sell these securities in the near term.

Common and non-redeemable preferred stocks are carried at current market values. Dividend income is generally recognized when receivable.

Unrealized gains and losses from investments in equity securities and fixed maturities available for sale are reflected as a separate component of comprehensive income, net of deferred income taxes in capital funds currently. Unrealized gains and losses from investments in trading securities are reflected in income currently.

Realized capital gains and losses are determined principally by specific identification. Where declines in values of securities below cost or amortized cost are considered to be other than temporary, a charge is reflected in income for the difference between cost or amortized cost and estimated net fair value.

(e) Mortgage Loans on Real Estate, Policy and Collateral Loans—net: Mortgage loans on real estate, policy loans and collateral loans are carried at unpaid principal balances. Interest income on such loans is accrued currently.

Impairment of mortgage loans on real estate and collateral loans is based upon certain risk factors and when collection of all amounts due under the contractual term is not probable. This impairment is generally measured based on the present value of expected future cash flows discounted at the loan's effective interest rate subject to the fair value of underlying collateral. Interest income on such loans is recognized as cash is received.

There is no allowance for policy loans, as these loans serve to reduce the death benefit paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

(f) Flight Equipment: Flight equipment is stated at cost. Major additions and modifications are capitalized. Normal maintenance and repairs, airframe and engine overhauls and compliance with return conditions of flight equipment on lease are provided by and paid for by the lessee. Under the provisions of most leases for certain airframe and engine overhauls, the lessee is reimbursed for costs incurred up to but not exceeding contingent rentals paid to AIG by the lessee. AIG provides a charge to income for such reimbursements based upon the expected reimbursements during the life of the lease. Depreciation and amortization are computed on the straight-line basis to a residual value of approximately 15 percent over the estimated useful lives of the related assets but not exceeding 25 years. AIG monitors the global aircraft market and the values of various types and models of aircraft within that market relative to the values of its own fleet. If events or circumstances were such that the carrying amount of AIG's aircraft might be impaired, AIG would determine if such impairment existed and recognize such impairment. This caption also includes deposits for aircraft to be purchased.

At the time the assets are retired or disposed of, the cost and associated accumulated depreciation and amortization are removed from the related accounts and the difference, net of proceeds, is recorded as a gain or loss.

(g) Securities Available for Sale, at market value: These securities are held to meet long term investment objectives and are accounted for as available for sale, carried at current market values and recorded on a trade date basis. Unrealized gains and losses from valuing these securities and any related hedges are reflected in capital funds currently, net of any related deferred income taxes. When the underlying security is sold, the realized gain or loss resulting from the hedging derivative transaction is recognized in income in that same period as the realized gain or loss of the hedged security.

(h) Finance Receivables: Finance charges are recognized as revenue using the interest method. Revenue ceases to be accrued when contractual payments are not received for four consecutive months for loans and retail sales contracts, and for six months for revolving retail accounts and private label receivables. Extension fees, late charges, and prepayment penalties are recognized as revenue when received.

Direct costs of originating loans, net of non-refundable points and fees, are deferred and included in the carrying amount of the related loans. The amount deferred is recognized as an adjustment to finance charge revenues, using the interest method over the lesser of the contractual term or the expected life based on prepayment experience. If loans are prepaid, any remaining deferral is charged or credited to revenue.

Foreclosure proceedings are initiated on real estate loans when four monthly installments are past due and these loans are charged off at foreclosure. All other finance receivables are charged off when minimal or no collections have been made for six months.

1. Summary of Significant Accounting Policies *(continued)*

The allowance for finance receivable losses is maintained at a level considered adequate to absorb anticipated credit losses in the existing portfolio. The portfolio is periodically evaluated on a pooled basis and considers factors such as economic conditions, portfolio composition, and loss and delinquency experience in the evaluation of the allowance.

(i) Trading Securities, at market value: Trading securities are held to meet short term investment objectives, including hedging securities. These securities are recorded on a trade date basis and carried at current market values. Unrealized gains and losses are reflected in income currently.

(j) Spot Commodities, at market value: Spot commodities are carried at current market values and are recorded on a trade date basis. The exposure to market risk may be reduced through the use of forwards, futures and option contracts. Unrealized gains and losses of both commodities and any derivative transactions are reflected in income currently.

(k) Unrealized Gain and Unrealized Loss on Interest Rate and Currency Swaps, Options and Forward Transactions: Interest rate swaps, currency swaps, equity swaps, swaptions, options and forward transactions are accounted for as contractual commitments recorded on a trade date basis and are carried at current market values or estimated fair values when market values are not available. Unrealized gains and losses are reflected in income currently. Estimated fair values are based on the use of valuation models that utilize, among other things, current interest, foreign exchange and volatility rates. AIG Financial Products Corp. and its subsidiaries (AIGFP) attempts to secure reliable and independent current market prices, such as published exchange prices, external subscription services' prices such as Bloomberg or Reuters or third party broker quotes for use in these models. When such prices are not available, AIGFP uses an internal methodology which includes interpolation or extrapolation from verifiable prices nearest to the dates of the transactions. These valuations represent an assessment of the present values of expected future cash flows of these transactions and reflect market and credit risk. The portfolio's discounted cash flows are evaluated with reference to current market conditions, maturities within the portfolio and other relevant factors. Based upon this evaluation, it is determined what offsetting transactions, if any, are necessary to reduce the market risk of the portfolio. AIG manages its market risk with a variety of transactions, including swaps, trading securities, futures and forward contracts and other transactions as appropriate. Because of the limited liquidity of some of these instruments, the recorded values of these transactions may be different than the values that might be realized if AIG were to sell or close out the transactions prior to maturity. AIG believes that such differences are not significant to the results of operations, financial condition or liquidity. Such differences would be immediately recognized when the transactions are sold or closed out prior to maturity.

(l) Trading Assets and Trading Liabilities: Trading assets and trading liabilities include option premiums paid and received and receivables from and payables to counterparties which relate to unrealized gains and losses on futures, forwards and options and balances due from and due to clearing brokers and exchanges.

Futures, forwards and options purchased and written are accounted for as contractual commitments on a trade date basis and are carried at fair values. Unrealized gains and losses are reflected in income currently. The fair values of futures contracts are based on closing exchange quotations. Commodity forward transactions are carried at fair values derived from dealer quotations and underlying commodity exchange quotations. For long dated forward transactions, where there are no dealer or exchange quotations, fair values are derived using internally developed valuation methodologies based on available market information. Options are carried at fair values based on the use of valuation models that utilize, among other things, current interest or commodity rates and foreign exchange and volatility rates, as applicable.

(m) Securities Purchased (Sold) Under Agreements to Resell (Repurchase), at contract value: Purchases of securities under agreements to resell and sales of securities under agreements to repurchase are accounted for as collateralized lending transactions and are recorded at their contracted resale or repurchase amounts, plus accrued interest. Generally, it is AIG's policy to take possession of or obtain a security interest in securities purchased under agreements to resell.

AIG minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with AIG when deemed necessary.

1. Summary of Significant Accounting Policies *(continued)*

AIG also enters into dollar roll agreements. These are agreements to sell mortgage-backed securities and to repurchase substantially the same securities at a specified price and date in the future. The dollar rolls are accounted for as collateralized financings and the repurchase obligation is a component of other liabilities. At December 31, 2001, 2000 and 1999, there were no dollar rolls outstanding.

(n) Other Invested Assets: Other invested assets consist primarily of investments by AIG's insurance operations in joint ventures and partnerships, invested collateral with respect to AIG's securities lending program and other investments not classified elsewhere herein.

The joint ventures and partnerships are carried at equity or cost depending on the equity ownership position.

AIG's insurance operations lend their securities and primarily take cash as collateral with respect to the securities lent. Income earned is recorded in the respective insurance operations net investment income.

Other investments are carried at cost or market values depending upon the nature of the underlying assets.

Unrealized gains and losses from the revaluation of those investments carried at fair values are reflected in comprehensive income, net of any related deferred income taxes or realized capital gains or losses.

(o) Reinsurance Assets: Reinsurance assets include the balances due from both reinsurance and insurance companies under the terms of AIG's reinsurance agreements for paid and unpaid losses and loss expenses, ceded unearned premiums and ceded future policy benefits for life and accident and health insurance contracts and benefits paid and unpaid. It also includes funds held under reinsurance treaties. Amounts related to paid and unpaid losses and loss expenses with respect to these reinsurance agreements are substantially collateralized.

(p) Investments in Partially-Owned Companies: The equity method of accounting is used for AIG's investment in companies in which AIG's ownership interest approximates twenty but is not greater than fifty percent (minority-owned companies). At December 31, 2001, AIG's significant investments in partially-owned companies included its 24.4 percent interest in IPC Holdings, Ltd. and its 23.4 percent interest in Allied World Assurance Holdings, Ltd. This balance sheet caption also includes investments in less significant partially-owned companies and in certain minor majority-owned subsidiaries. The amounts of dividends received from unconsolidated entities owned less than 50 percent were $3 million, $3 million and $13 million in 2001, 2000 and 1999 respectively. The undistributed earnings of unconsolidated entities owned less than 50 percent was $55 million as of December 31, 2001.

(q) Real Estate and Other Fixed Assets: The costs of buildings and furniture and equipment are depreciated principally on a straight-line basis over their estimated useful lives (maximum of 40 years for buildings and 10 years for furniture and equipment). Expenditures for maintenance and repairs are charged to income as incurred; expenditures for betterments are capitalized and depreciated.

From time to time, AIG assesses the carrying value of its real estate relative to the market values of real estate within the specific local area. At December 31, 2001, there were no impairments.

(r) Separate and Variable Accounts: Separate and variable accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders who predominantly bear the investment risk. Each account has specific investment objectives, and the assets are carried at market value. The assets of each account are legally segregated and are not subject to claims which arise out of any other business of AIG. The liabilities for these accounts are equal to the account assets.

(s) Securities and Spot Commodities Sold but not yet Purchased, at market value: Securities and spot commodities sold but not yet purchased represent sales of securities and spot commodities not owned at the time of sale. The obligations arising from such transactions are recorded on a trade date basis and carried at the respective current market values or current commodity prices. Unrealized gains or losses are reflected in income currently.

(t) Preferred Shareholders' Equity in Subsidiary Companies: Preferred shareholders' equity in subsidiary companies relates to outstanding preferred stock or interest of ILFC and certain subsidiaries of SunAmerica, AGC and HSB, wholly owned subsidiaries of AIG. Cash distributions on such preferred stock or interest are accounted for as interest expense and included as minority interest in the consolidated statement of income.

1. Summary of Significant Accounting Policies *(continued)*

(u) Translation of Foreign Currencies: Financial statement accounts expressed in foreign currencies are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" (FASB 52). Under FASB 52, functional currency assets and liabilities are translated into U.S. dollars generally using current rates of exchange prevailing at the balance sheet date of each respective subsidiary and the related translation adjustments are recorded as a separate component of comprehensive income, net of any related taxes in capital funds. Functional currencies are generally the currencies of the local operating environment. Income statement accounts expressed in functional currencies are translated using average exchange rates. The adjustments resulting from translation of financial statements of foreign entities operating in highly inflationary economies are recorded in income. Exchange gains and losses resulting from foreign currency transactions are also recorded in income currently. The exchange gain or loss with respect to utilization of foreign exchange hedging instruments is recorded as a component of comprehensive income.

(v) Income Taxes: Deferred federal and foreign income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in AIG's financial statements or tax returns.

(w) Earnings Per Share: Basic earnings per common share are based on the weighted average number of common shares outstanding, retroactively adjusted to reflect all stock dividends and stock splits. Diluted earnings per share are based on those shares used in basic earnings per share plus shares that would have been outstanding assuming issuance of common shares for all dilutive potential common shares outstanding, retroactively adjusted to reflect all stock dividends and stock splits.

The computation of earnings per share for December 31, 2001, 2000 and 1999 was as follows:

(in millions, except per share amounts)

Years Ended December 31,	2001	2000	1999
Numerator for basic earnings per share:			
Income before cumulative effect of accounting changes	$5,499	$6,639	$6,186
Cumulative effect of accounting changes, net of tax	(136)	—	—
Net income	5,363	6,639	6,186
Less:			
Dividends on convertible preferred stock	—	—	(6)
Net income applicable to common stock	$5,363	$6,639	$6,180
Denominator for basic earnings per share:			
Average shares outstanding used in the computation of per share earnings:			
Common stock issued	2,762	2,796	2,808
Common stock in treasury	(141)	(189)	(197)
Average shares outstanding — basic	2,621	2,607	2,611
Numerator for diluted earnings per share:			
Income before cumulative effect of accounting changes	$5,499	$6,639	$6,186
Cumulative effect of accounting changes, net of tax	(136)	—	—
Net income	5,363	6,639	6,186
Dividends on convertible preferred securities	—	5	11
Net income applicable to common stock	$5,363	$6,644	$6,197
Denominator for diluted earnings per share:			
Average shares outstanding	2,621	2,607	2,611
Incremental shares from potential common stock:			
Average number of shares arising from outstanding employee stock plans (treasury stock method)	29	27	29
Average number of shares issuable upon conversion of convertible securities and preferred stock	—	4	10
Average shares outstanding — diluted	2,650	2,638	2,650
Earnings per share:			
Basic:			
Income before cumulative effect of accounting changes	$ 2.10	$2.55	$2.37
Cumulative effect of accounting changes	(0.05)	—	—
Net income	$ 2.05	$2.55	$2.37
Diluted:			
Income before cumulative effect of accounting changes	$ 2.07	$2.52	$2.34
Cumulative effect of accounting changes	(0.05)	—	—
Net income	$ 2.02	$2.52	$2.34

1. Summary of Significant Accounting Policies *(continued)*

(x) Accounting Standards: In June 1998, the Financial Accounting Standards Board (FASB) issued FASB 133. In June 2000, FASB issued Statement of Financial Accounting Standards No. 138 "Accounting for Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (collectively, FASB 133).

FASB 133 requires AIG to recognize all derivatives in the consolidated balance sheet at fair value. The financial statement recognition of the change in the fair value of a derivative depends on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction. The changes in fair value of the derivative transactions of AIGFP and AIG Trading Group Inc. and its subsidiaries (AIGTG) are currently presented, in all material respects, as a component of AIG's operating income. The discussion below relates to the derivative activities of AIG other than those of AIGFP and AIGTG.

On the date the derivative contract is entered into, AIG designates the derivative as: (1) a hedge of the subsequent changes in the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge); (2) a hedge of a forecasted transaction, or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge); or (3) a hedge of a net investment in a foreign operation. Fair value and cash flow hedges may involve foreign currencies ("foreign currency hedges"). The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a fair value hedge is recorded in current period earnings, along with the loss or gain on the hedged item attributable to the hedged risk. The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a cash flow hedge is recorded in other comprehensive income, until earnings are affected by the variability of cash flows. The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a hedge of a net investment in a foreign operation is recorded in the foreign currency translation adjustments account within other comprehensive income. Changes in the fair value of derivatives used for other than the above hedging activities are reported in current period earnings.

AIG documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet, or specific firm commitments or forecasted transactions. AIG also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

In accordance with the transition provisions of FASB 133, AIG recorded in its consolidated income statement for 2001 a cumulative effect of an accounting change adjustment loss of $6 million. This loss represents the net fair value of all previous unrecorded derivative instruments as of January 1, 2001, net of tax and after the application of hedge accounting. AIG also recorded in its consolidated statement of comprehensive income for 2001 a cumulative effect of an accounting change adjustment gain of $150 million. This gain represents the increase in other comprehensive income, net of taxes, arising from recognizing the fair value of all derivative contracts designated as cash flow hedging instruments, and to a lesser extent, hedging instruments used to hedge net investments in foreign operations.

AIG (excluding its two trading operations, AIGFP and AIGTG) uses derivative instruments (principally swap and forward contracts) to minimize AIG's asset-liability exposure and foreign currency and interest rate exposures. These risks arise primarily from available-for-sale fixed income securities, debt, and policyholder account balance liabilities associated with guaranteed investment contracts. Other hedging activities, such as those involving forecasted transactions or equity securities, are not significant. During 2001, there were no hedges that were discontinued or otherwise no longer qualify as hedges under FASB 133. With respect to both fair value hedges and cash flow hedges, hedge ineffectiveness was insignificant for 2001. During 2001, there were minor reclassifications to earnings from other comprehensive income under cash flow hedge accounting. These reclassifications were connected to programs of synthetically converting certain investment securities, debt issuances or policyholder account balance liabilities associated with guaranteed investment contracts, from a floating interest rate to a fixed interest rate. As at December 31, 2001, the maximum amount of net derivative losses to be reclassified into net income within the next twelve months is insignificant. The maximum length of time over which future cash flows are hedged is approximately 16 years.

In addition to hedging activities, AIG also uses derivative instruments with respect to investment operations, which include, among other things, writing option contracts, and purchasing investments with embedded derivatives, such as equity linked notes and convertible bonds. All changes in the market value of these derivatives are recorded in earnings. AIG bifurcates an embedded derivative where: (1) the economic characteristics of the embedded instruments are not clearly and closely related to those of the remaining components of the financial instrument; and (2) a separate instrument with the same terms as the embedded instrument meets the definition of a derivative under FASB 133.

1. Summary of Significant Accounting Policies *(continued)*

In accordance with the transition provisions of FASB 133, AIG transferred bonds in the held to maturity, at amortized cost category into the bonds available for sale, at market value category at January 1, 2001. The amortized cost of the bonds transferred was $11.53 billion. The unrealized appreciation, net of deferred tax expense was approximately $339 million at the date of transfer and was recorded as a cumulative effect of an accounting change within other comprehensive income. Under the provisions of FASB 133, such a transfer does not affect AIG's intent nor its ability to hold current or future bonds to their maturity.

In January 2001, the Emerging Issues Task Force (EITF) issued EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 provides guidance on the calculation of interest income and the recognition of impairments related to beneficial interests held in an investment portfolio. Beneficial interests are investments that represent rights to receive specified cash flows from a pool of underlying assets (i.e., collateralized debt obligations). In accordance with the transition provisions of EITF 99-20, AIG recorded in its consolidated income statement for 2001 a cumulative effect of an accounting change adjustment loss of $130 million ($200 million before tax).

In June 2001, FASB issued Statement of Financial Accounting Standard No. 141 "Business Combinations" (FASB 141). FASB 141 requires AIG, among other things, to apply the purchase method of accounting for all acquisitions initiated after June 30, 2001.

In June 2001, FASB issued Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" (FASB 142). FASB 142 requires AIG to discontinue the amortization of goodwill in its consolidated income statement.

However, FASB 142 requires goodwill to be subject to an assessment of impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. FASB 142 is effective for AIG for the year commencing January 1, 2002. AIG is currently evaluating the impact of the impairment provisions of FASB 142, and believes that the impact on its results of operations and financial condition will not be significant.

2. Foreign Operations

Certain subsidiaries operate solely outside of the United States. Their assets and liabilities are located principally in the countries where the insurance risks are written and/or investment and non-insurance related operations are located. In addition, certain of AIG's domestic subsidiaries have branch and/or subsidiary operations and substantial assets and liabilities in foreign countries. Certain countries have restrictions on the conversions of funds which generally cause a delay in the outward remittance of such funds. Approximately 26 percent and 23 percent of consolidated assets at December 31, 2001 and 2000, respectively, and 41 percent, 40 percent and 39 percent of revenues for the years ended December 31, 2001, 2000 and 1999, respectively, were located in or derived from foreign countries (other than Canada). (See Note 19.)

3. Federal Income Taxes

(a) AIG and its domestic subsidiaries, excluding the AGC and SunAmerica life insurance companies and their subsidiaries, file a consolidated U.S. Federal income tax return. Each of AGC's and SunAmerica's life insurance companies and their subsidiaries file a consolidated U.S. Federal income tax return.

Revenue Agent's Reports proposing to assess additional taxes for the years 1987, 1988, 1989 and 1990 have been issued to AIG and Letters of Protest contesting the proposed assessments have been filed with the Internal Revenue Service (IRS). In addition, Revenue Agent's Reports proposing to assess additional taxes for the years ended September 30, 1993 and 1994 have been issued to SunAmerica. Such proposed assessments relate to years prior to AIG's acquisition of SunAmerica. Letters of Protest contesting the proposed assessments have been filed with the IRS. It is management's belief that there are substantial arguments in support of the positions taken by AIG and SunAmerica in their Letters of Protest. AIG also believes that any changes in its tax obligations resulting from these examinations will not be significant to AIG's financial condition, results of operations or liquidity. All AIG, SunAmerica and AGC consolidated tax returns are audited by the IRS. Although the final outcome of any issues raised in connection with these audits is uncertain, AIG believes that the ultimate liability, including interest, will be immaterial to AIG's results of operations, financial condition and liquidity.

A component of life insurance surplus accumulated prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed to shareholders. This surplus, accumulated in policyholder surplus accounts, totaled approximately $945 million at December 31, 2001. AIG has not made any provision in the accompanying financial statements for taxation of this amount as management has no intention of making any distributions from this surplus.

3. Federal Income Taxes *(continued)*

Foreign income not expected to be taxed in the United States has arisen because AIG's foreign subsidiaries were generally not subject to U.S. income taxes on income earned prior to January 1, 1987. Such income would become subject to U.S. income taxes at current tax rates if remitted to the United States or if other events occur which would make these amounts currently taxable. The cumulative amount of translated undistributed earnings of AIG's foreign subsidiaries currently not subject to U.S. income taxes was approximately $4.5 billion at December 31, 2001. Management presently has not subjected and has no intention of subjecting these accumulated earnings to material U.S. income taxes and no provision has been made in the accompanying financial statements for such taxes.

(b) The U.S. Federal income tax rate is 35 percent for 2001, 2000 and 1999. Actual tax expense on income differs from the "expected" amount computed by applying the Federal income tax rate because of the following:

(dollars in millions)

Years Ended December 31,	2001		2000		1999	
	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
"Expected" tax expense	$2,849	35.0%	$3,508	35.0%	$3,289	35.0%
Adjustments:						
Tax exempt interest	(277)	(3.4)	(294)	(2.9)	(299)	(3.2)
Dividends received deduction	(64)	(0.8)	(50)	(0.5)	(38)	(0.4)
State income taxes	49	0.6	52	0.5	55	0.6
Foreign income not expected to be taxed in the U.S., less foreign income taxes	(149)	(1.8)	(110)	(1.1)	(81)	(0.9)
Affordable housing tax credits	(37)	(0.5)	(48)	(0.5)	(55)	(0.6)
Other	(32)	(0.4)	(87)	(0.9)	(38)	(0.4)
Actual tax expense	$2,339	28.7%	$2,971	29.6%	$2,833	30.1%
Foreign and domestic components of actual tax expense:						
Foreign:						
Current	$ 449		$ 450		$ 403	
Deferred	304		131		123	
Domestic*:						
Current	1,470		1,244		1,748	
Deferred	116		1,146		559	
Total	$2,339		$2,971		$2,833	

*Including U.S. tax on foreign income.

(c) The components of the net deferred tax liability as of December 31, 2001 and December 31, 2000 were as follows:

(in millions)

	2001	2000
Deferred tax assets:		
Loss reserve discount	$1,269	$1,311
Unearned premium reserve reduction	365	401
Accruals not currently deductible	516	458
Adjustment to life policy reserves	1,970	2,089
Cumulative translation adjustment	341	225
Litigation settlements	—	101
Other	1,241	309
	5,702	4,894
Deferred tax liabilities:		
Deferred policy acquisition costs	4,357	4,501
Financial service products mark to market differential	622	599
Depreciation of flight equipment	1,928	1,504
Acquisition net asset basis adjustments	8	27
Unrealized appreciation of investments	590	15
Other	1,078	1,280
	8,583	7,926
Net deferred tax liability	$2,881	$3,032

4. Deferred Policy Acquisition Costs

The following reflects the policy acquisition costs deferred for amortization against future income and the related amortization charged to income for general and life insurance operations, excluding certain amounts deferred and amortized in the same period:

(in millions)

Years Ended December 31,	2001	2000	1999
General insurance operations:			
Balance at beginning of year	$ 2,438	$ 2,132	$ 1,852
Acquisition costs deferred			
Commissions	1,012	876	799
Other	1,217	1,138	1,009
	2,229	2,014	1,808
Amortization charged to income			
Commissions	880	748	642
Other	1,136	960	886
	2,016	1,708	1,528
Balance at end of year	$ 2,651	$ 2,438	$ 2,132
Life insurance operations:			
Balance at beginning of year	$14,209	$13,642	$10,438
Acquisition costs deferred			
Commissions	2,062	1,937	1,851
Other	1,212	828	1,304
	3,274	2,765	3,155
Amortization charged to income			
Commissions	918	1,305	1,273
Other*	1,377	498	(1,187)
	2,295	1,803	86
Increase (decrease) due to foreign exchange	(396)	(395)	135
Balance at end of year	$14,792	$14,209	$13,642
Total deferred policy acquisition costs	$17,443	$16,647	$15,774

*Includes adjustments as a result of changes in the net unrealized gains or losses on debt and equity securities available for sale. Such adjustments were included with the change in net unrealized gains/losses on debt and equity securities available for sale that were credited or charged directly to comprehensive income.

5. Reinsurance

In the ordinary course of business, AIG's general and life insurance companies cede reinsurance to other insurance companies in order to provide greater diversification of AIG's business and limit the potential for losses arising from large risks.

General reinsurance is effected under reinsurance treaties and by negotiation on individual risks. Certain of these reinsurance arrangements consist of excess of loss contracts which protect AIG against losses over stipulated amounts. Ceded premiums are considered prepaid reinsurance premiums and are amortized into income over the contract period in proportion to the protection received. Amounts recoverable from general reinsurers are estimated in a manner consistent with the claims liabilities associated with the reinsurance and presented as a component of reinsurance assets.

AIG life companies limit exposure to loss on any single life. For ordinary insurance, AIG retains a maximum of approximately one million dollars of coverage per individual life with respect to AIG's overseas life operations and $2.5 million of coverage per individual life with respect to AIG's domestic life operations. There are smaller retentions for other lines of business. Life reinsurance is effected principally under yearly renewable term treaties. The premiums with respect to these treaties are considered prepaid reinsurance premiums and are amortized into income over the contract period in proportion to the protection provided. Amounts recoverable from life reinsurers are estimated in a manner consistent with the assumptions used for the underlying policy benefits and are presented as a component of reinsurance assets.

General insurance premiums written and earned were comprised of the following:

(in millions)

Years Ended December 31,	Written	Earned
2001		
Gross premiums	$29,640	$28,850
Ceded premiums	(9,539)	(9,485)
Net premiums	$20,101	$19,365
2000		
Gross premiums	$25,050	$24,062
Ceded premiums	(7,524)	(6,655)
Net premiums	$17,526	$17,407
1999		
Gross premiums	$22,569	$21,187
Ceded premiums	(6,345)	(5,643)
Net premiums	$16,224	$15,544

For the years ended December 31, 2001, 2000 and 1999, reinsurance recoveries, which reduced loss and loss expenses incurred, amounted to $8.80 billion, $6.00 billion and $5.13 billion, respectively.

5. Reinsurance *(continued)*

Life insurance net premium income was comprised of the following:

(in millions)

Years Ended December 31,	2001	2000	1999
Gross premium income	$20,158	$17,935	$16,356
Ceded premiums	(915)	(762)	(876)
Net premium income	$19,243	$17,173	$15,480

Life insurance recoveries, which reduced death and other benefits, approximated $646 million, $331 million and $512 million, respectively, for the years ended December 31, 2001, 2000 and 1999.

AIG's reinsurance arrangements do not relieve AIG from its direct obligation to its insureds. Thus, a credit exposure exists with respect to both general and life reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. AIG holds substantial collateral as security under related reinsurance agreements in the form of funds, securities and/or letters of credit. A provision has been recorded for estimated unrecoverable reinsurance. AIG has been largely successful in prior recovery efforts.

AIG evaluates the financial condition of its reinsurers through an internal reinsurance security committee consisting of members of AIG's senior management. No single reinsurer is a material reinsurer to AIG nor is AIG's business substantially dependent upon any reinsurance contract.

Life insurance ceded to other insurance companies was as follows:

(in millions)

Years Ended December 31,	2001	2000	1999
Life insurance in-force	$238,644	$185,705	$163,982

Life insurance assumed represented 0.2 percent of gross life insurance in-force at December 31, 2001, 0.2 percent for 2000 and 0.4 percent for 1999 and life insurance premium income assumed represented 0.3 percent, 0.4 percent and 1.9 percent of gross premium income for the periods ended December 31, 2001, 2000 and 1999.

Supplemental information for gross loss and benefit reserves net of ceded reinsurance at December 31, 2001 and 2000 follows:

(in millions)

	As Reported	Net of Reinsurance
2001		
Reserve for losses and loss expenses	$(44,792)	$(25,896)
Future policy benefits for life and accident and health insurance contracts	(64,998)	(63,894)
Premiums and insurance balances receivable–net	11,647	15,468
Funds held under reinsurance treaties	—	1,559
Reserve for unearned premiums	(13,148)	(9,770)
Reinsurance assets	28,758	—
2000		
Reserve for losses and loss expenses	$(40,613)	$(24,952)
Future policy benefits for life and accident and health insurance contracts	(51,532)	(50,464)
Premiums and insurance balances receivable–net	10,636	13,968
Funds held under reinsurance treaties	—	578
Reserve for unearned premiums	(12,510)	(9,185)
Reinsurance assets	23,964	—

6. Reserve for Losses and Loss Expenses and Future Life Policy Benefits and Policyholders' Contract Deposits

(a) The following analysis provides a reconciliation of the activity in the reserve for losses and loss expenses:

(in millions)

Years Ended December 31,	2001	2000	1999
At beginning of year:			
Reserve for losses and loss expenses	$ 40,613	$ 38,252	$ 38,310
Reinsurance recoverable	(15,661)	(13,652)	(13,691)
	24,952	24,600	24,619
Acquisitions	—	236	—
Losses and loss expenses incurred:			
Current year	14,870	13,356	12,122
Prior years	536	(252)	(384)
Total	15,406	13,104	11,738
Losses and loss expenses paid:			
Current year	5,199	5,205	4,978
Prior years	9,263	7,783	6,779
Total	14,462	12,988	11,757
At end of year:			
Net reserve for losses and loss expenses	25,896	24,952	24,600
Reinsurance recoverable	18,896	15,661	13,652
Total	$ 44,792	$ 40,613	$ 38,252

6. Reserve for Losses and Loss Expenses and Future Life Policy Benefits and Policyholders' Contract Deposits *(continued)*

(b) The analysis of the future policy benefits and policyholders' contract deposits liabilities as at December 31, 2001 and 2000 follows:

(in millions)

	2001	2000
Future policy benefits:		
Long duration contracts	$ 63,013	$49,304
Short duration contracts	1,985	2,228
Total	$ 64,998	$51,532
Policyholders' contract deposits:		
Annuities	$ 72,100	$60,446
Guaranteed investment contracts (GICs)	31,551	25,344
Corporate life products	1,977	2,175
Universal life	11,869	10,455
Other investment contracts	1,905	907
Total	$119,402	$99,327

(c) Long duration contract liabilities included in future policy benefits, as presented in the table above, result from traditional life products. Short duration contract liabilities are primarily accident and health products. The liability for future life policy benefits has been established based upon the following assumptions:

(i) Interest rates (exclusive of immediate/terminal funding annuities), which vary by territory, year of issuance and products, range from 1.5 percent to 12.0 percent within the first 20 years. Interest rates on immediate/terminal funding annuities are at a maximum of 12.2 percent and grade to not greater than 7.5 percent.

(ii) Mortality and surrender rates are based upon actual experience by geographical area modified to allow for variations in policy form. The weighted average lapse rate, including surrenders, for individual and group life approximated 8.3 percent.

(iii) The portions of current and prior net income and of current unrealized appreciation of investments that can inure to the benefit of AIG are restricted in some cases by the insurance contracts and by the local insurance regulations of the countries in which the policies are in force.

(iv) Participating life business represented approximately 30 percent of the gross insurance in-force at December 31, 2001 and 36 percent of gross premium income in 2001. The amount of annual dividends to be paid is determined locally by the Boards of Directors. Provisions for future dividend payments are computed by jurisdiction, reflecting local regulations.

(d) The liability for policyholders' contract deposits has been established based on the following assumptions:

(i) Interest rates credited on deferred annuities, which vary by territory and year of issuance, range from 1.5 percent to 9.2 percent. Current declared interest rates are generally guaranteed to remain in effect for a period of one year though some are guaranteed for longer periods. Withdrawal charges generally range from zero percent to 20.0 percent grading to zero over a period of zero to 10 years.

(ii) Domestically, GICs have market value withdrawal provisions for any funds withdrawn other than benefit responsive payments. Interest rates credited generally range from 2.0 percent to 8.7 percent. The vast majority of these GICs mature within 10 years. Overseas, interest rates credited on GICs generally range from 2.5 percent to 7.3 percent and maturities range from 1 to 5 years.

(iii) Interest rates on corporate life insurance products are guaranteed at 4.0 percent and the weighted average rate credited in 2001 was 6.4 percent.

(iv) The universal life funds have credited interest rates of 4.0 percent to 7.5 percent and guarantees ranging from 3.0 percent to 5.5 percent depending on the year of issue. Additionally, universal life funds are subject to surrender charges that amount to 13.2 percent of the aggregate fund balance grading to zero over a period not longer than 20 years.

(e) Certain products, which are short duration contracts, are subject to experience adjustments. These include group life and group medical products, credit life contracts, accident & health insurance contracts/riders attached to life policies and, to a limited extent, reinsurance agreements with other direct insurers. Ultimate premiums from these contracts are estimated and recognized as revenue and the unearned portions of the premiums are held as reserves. Experience adjustments vary according to the type of contract and the territory in which the policy is in force and are subject to local regulatory guidance.

7. Statutory Financial Data

Statutory surplus and net income for general insurance and life insurance operations as reported to regulatory authorities were as follows:

(in millions)

Years Ended December 31,	2001	2000	1999
Statutory surplus:			
General insurance	$17,717	$16,934	$16,225
Life insurance	18,302	16,849	14,312
Statutory net income*:			
General insurance	1,922	2,508	2,458
Life insurance	2,106	2,314	2,427

*Includes net realized capital gains and losses.

AIG's insurance subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by domestic or foreign insurance regulatory authorities. The differences between statutory financial statements and financial statements prepared in accordance with GAAP vary between domestic and foreign jurisdictions. The principal differences are that statutory financial statements do not reflect deferred policy acquisition costs and deferred income taxes, all bonds are carried at amortized cost and reinsurance assets and liabilities are presented net of reinsurance. AIG's use of permitted statutory accounting practices does not have a significant impact on statutory surplus.

8. Investment Information

(a) Statutory Deposits: Cash and securities with carrying values of $4.55 billion and $5.63 billion were deposited by AIG's subsidiaries under requirements of regulatory authorities as of December 31, 2001 and 2000, respectively.

(b) Net Investment Income: An analysis of the net investment income from the general and life insurance operations follows:

(in millions)

Years Ended December 31,	2001	2000	1999
General insurance:			
Fixed maturities	$ 1,708	$ 1,815	$1,852
Equity securities	269	214	101
Short-term investments	64	70	52
Other invested assets	482	556	399
Miscellaneous (net of interest expense on funds held)	562	189	256
Total investment income	3,085	2,844	2,660
Investment expenses	192	143	143
Net investment income	$ 2,893	$ 2,701	$2,517
Life insurance:			
Fixed maturities	$ 9,137	$ 8,253	$7,369
Equity securities	146	112	103
Short-term investments	281	332	395
Interest on mortgage, policy and collateral loans	1,141	1,075	1,009
Other	1,395	1,191	920
Total investment income	12,100	10,963	9,796
Investment expenses	365	299	291
Net investment income	$11,735	$10,664	$9,505

(c) Investment Gains and Losses: The realized capital gains (losses) and increase (decrease) in unrealized appreciation of investments were as follows:

(in millions)

Years Ended December 31,	2001	2000	1999
Realized capital gains (losses) on investments:			
Fixed maturities [(a)]	$ (525)	$ (622)	$ (207)
Equity securities	(114)	340	416
Other	(197)	(32)	(106)
Realized capital gains (losses)	$ (836)	$ (314)	$ 103
Increase (decrease) in unrealized appreciation of investments:			
Fixed maturities	$ 3,827	$2,782	$(8,903)
Equity securities	(528)	(897)	330
Other [(b)]	(1,264)	(418)	2,174
Increase (decrease) in unrealized appreciation	$ 2,035	$1,467	$(6,399)

(a) The realized gains (losses) resulted from the disposition of available for sale fixed maturities.

(b) Includes $598 million increase, $51 million increase and $264 million decrease in unrealized appreciation attributable to participating policyholders at December 31, 2001, 2000 and 1999, respectively.

8. Investment Information *(continued)*

The gross gains and gross losses realized on the disposition of available for sale securities were as follows:

(in millions)

	Gross Realized Gains	Gross Realized Losses
2001		
Bonds	$1,475	$1,969
Common stocks	437	527
Preferred stocks	14	38
Financial services securities available for sale	7	2
Total	$1,933	$2,536
2000		
Bonds	$ 393	$1,001
Common stocks	791	397
Preferred stocks	47	27
Financial services securities available for sale	8	—
Total	$1,239	$1,425
1999		
Bonds	$ 448	$ 668
Common stocks	812	336
Preferred stocks	36	12
Financial services securities available for sale	26	—
Total	$1,322	$1,016

(d) Market Value of Fixed Maturities and Unrealized Appreciation of Investments: At December 31, 2001 and 2000, the balance of the unrealized appreciation of investments in equity securities (before applicable taxes) included gross gains of approximately $403 million and $687 million and gross losses of approximately $1.3 billion and $1.0 billion, respectively.

The deferred tax liability related to the net unrealized appreciation of investments was $590 million at December 31, 2001 and the deferred tax liability related to the net unrealized appreciation of investments was $15 million at December 31, 2000.

Fixed maturities held to maturity at amortized cost were transferred to bonds available for sale, at market value as of January 1, 2001 as permitted in accordance with the transition provisions of FASB 133. (See Notes 1(d) and 1(x).)

The amortized cost and estimated market value of investments in fixed maturities carried at amortized cost at December 31, 2000 was as follows:

(in millions)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2000				
Fixed maturities held to maturity:				
Bonds:				
U.S. Government [a]	$ 67	$ 3	$ —	$ 70
States [b]	11,461	523	6	11,978
Other	5	—	—	5
Total fixed maturities	$11,533	$526	$ 6	$12,053

[a] Including U.S. Government agencies and authorities.
[b] Including municipalities and political subdivisions.

The amortized cost and estimated market value of bonds available for sale and carried at market value at December 31, 2001 and 2000 were as follows:

(in millions)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2001				
Fixed maturities available for sale:				
Bonds:				
U.S. Government [a]	$ 3,750	$ 121	$ 28	$ 3,843
States [b]	34,202	939	320	34,821
Foreign governments	28,220	2,023	98	30,145
All other corporate	129,939	3,979	2,953	130,965
Total bonds	$196,111	$7,062	$3,399	$199,774
2000				
Fixed maturities available for sale:				
Bonds:				
U.S. Government [a]	$ 2,417	$ 146	$ 24	$ 2,539
States [b]	10,841	454	108	11,187
Foreign governments	18,274	919	212	18,981
All other corporate	122,389	2,775	4,108	121,056
Total bonds	$153,921	$4,294	$4,452	$153,763

[a] Including U.S. Government agencies and authorities.
[b] Including municipalities and political subdivisions.

The amortized cost and estimated market values of fixed maturities available for sale at December 31, 2001, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

8. Investment Information *(continued)*

(in millions)

	Amortized Cost	Estimated Market Value
Fixed maturities available for sale:		
Due in one year or less	$ 9,147	$ 9,319
Due after one year through five years	42,219	43,042
Due after five years through ten years	62,448	63,445
Due after ten years	82,297	83,968
Total available for sale	$196,111	$199,774

(e) Securities Available for Sale: AIGFP follows a policy of minimizing interest rate, equity and currency risks associated with securities available for sale by entering into swap or other transactions. In addition, to reduce its credit risk, AIGFP has entered into credit derivative transactions with respect to $182 million of securities available for sale. At December 31, 2001, the cumulative increase in carrying value of the securities available for sale and related hedges as a result of marking to market such securities net of hedging transactions was $8 million.

The amortized cost, related hedges and estimated market value of securities available for sale and carried at market value at December 31, 2001 and 2000 were as follows:

(in millions)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Unrealized Gains (Losses) – net on Hedging Transactions	Estimated Market Value
2001					
Securities available for sale:					
Corporate and bank debt	$10,936	$198	$352	$183	$10,965
Foreign government obligations	1,154	8	7	(1)	1,154
Asset-backed and collateralized	4,276	98	83	(41)	4,250
Preferred stocks	1,204	1	14	19	1,210
U.S. Government obligations	223	12	3	(10)	222
Total	$17,793	$317	$459	$150	$17,801
2000					
Securities available for sale:					
Corporate and bank debt	$ 8,140	$ 82	$275	$219	$ 8,166
Foreign government obligations	30	—	21	20	29
Asset-backed and collateralized	4,946	113	77	(37)	4,945
Preferred stocks	1,328	9	4	5	1,338
U.S. Government obligations	192	4	4	(1)	191
Total	$14,636	$208	$381	$206	$14,669

The amortized cost and estimated market values of securities available for sale at December 31, 2001, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

(in millions)

	Amortized Cost	Estimated Market Value
Securities available for sale:		
Due in one year or less	$ 2,379	$ 2,380
Due after one year through five years	6,319	6,369
Due after five years through ten years	1,917	1,894
Due after ten years	2,902	2,908
Asset-backed and collateralized	4,276	4,250
Total securities available for sale	$17,793	$17,801

Only an insignificant amount of securities available for sale were below investment grade at December 31, 2001.

8. Investment Information *(continued)*

(f) Finance Receivables: Finance receivables, net of unearned finance charges, were as follows:

(in millions)

Years Ended December 31,	2001	2000	1999
Real estate loans	$ 7,980	$ 7,670	$ 7,597
Non-real estate loans	3,288	3,157	2,736
Credit card loans	1,091	757	257
Retail sales finance	1,845	1,730	1,553
Other loans	283	505	571
Total finance receivables	14,487	13,819	12,714
Allowance for losses	(532)	(492)	(529)
Finance receivables, net	$13,955	$13,327	$12,185

(g) CMOs: At December 31, 2001, CMOs, held by AIG's life companies, were presented as a component of bonds available for sale, at market value. Substantially all of the CMOs were investment grade and approximately 26 percent of the CMOs were backed by various U.S. government agencies. The remaining 74 percent were corporate issuances.

The distribution of the CMOs at December 31, 2001 and 2000 was as follows:

(in millions)

	2001	2000
GNMA	3%	5%
FHLMC	12	17
FNMA	10	15
VA	1	—
Non-governmental	74	63
	100%	100%

AIG is not exposed to any significant credit concentration risk of a single or group non-governmental issuer.

At December 31, 2001, the gross weighted average coupon of this portfolio was 6.74 percent. The gross weighted average life of this portfolio was approximately 6.31 years.

At December 31, 2001 and 2000, the market value of the CMO portfolio was $32.62 billion and $24.81 billion, respectively; the amortized cost was approximately $32.20 billion in 2001 and $24.48 billion in 2000. AIG's CMO portfolio is readily marketable. There were no derivative (high risk) CMO securities contained in this portfolio at December 31, 2001 and 2000.

(h) Fixed Maturities Below Investment Grade: At December 31, 2001, fixed maturities held by AIG that were below investment grade or not rated totaled $20.99 billion.

(i) At December 31, 2001, non-income producing invested assets were insignificant.

9. Debt Outstanding

At December 31, 2001, AIG's debt outstanding of $65.73 billion, shown below, included borrowings of $56.82 billion which were either not guaranteed by AIG or were matched borrowings under obligations of guaranteed investment agreements (GIAs) or matched notes and bonds payable.

(in millions)

Borrowings under obligations of GIAs – AIGFP	$16,392
Commercial Paper:	
AGC [a]	2,468
AGF [b]	4,853
Funding	902
ILFC [b]	3,494
AIGF – Taiwan [b]	107
AIGCCC – Taiwan [b]	68
Total	11,892
Medium Term Notes:	
AGF [b]	4,100
ILFC [b]	4,809
AIG	542
Total	9,451
Notes and Bonds Payable:	
ILFC [b] [c]	7,073
AIGFP	13,920
AIG	1,577
AGC [a]	1,340
AGF [b]	2,201
Total	26,111
Loans and Mortgages Payable:	
ILFC [b] [d]	365
AIG Finance (Hong Kong) Limited [b]	290
CFG [b]	885
AIG	345
Total	1,885
Total Borrowings	65,731
Borrowings not guaranteed by AIG	28,245
Matched GIA borrowings	16,392
Matched notes and bonds payable – AIGFP	12,185
	56,822
Remaining borrowings of AIG	$ 8,909

(a) As of November 2001, AIG guaranteed the notes and bonds of AGC.
(b) AIG does not guarantee these borrowings.
(c) Includes borrowings under Export Credit Facility of $2.37 billion.
(d) Capital lease obligations.

The amount of long-term borrowings is $46.40 billion and the amount of short-term borrowings is $19.33 billion. Long-term borrowings include commercial paper and short-term borrowings represent borrowings that mature in less than one year.

9. Debt Outstanding *(continued)*

(a) Commercial Paper: At December 31, 2001, the commercial paper issued and outstanding was as follows:

(dollars in millions)

	Net Book Value	Unamortized Discount and accrued interest	Face Amount	Weighted Average Interest Rate	Weighted Average Maturity In Days
Funding	$ 902	$—	$ 902	1.94%	21
ILFC	3,494	8	3,502	2.24	37
AGF	4,853	5	4,858	1.96	26
AGC	2,468	3	2,471	2.04	22
AIGF – Taiwan*	107	1	108	4.34	72
AIGCCC – Taiwan*	68	1	69	3.24	49
Total	$11,892	$18	$11,910	—	—

*Issued in Taiwan N.T. dollars at prevailing local interest rates.

Commercial paper issued by Funding and AGC is guaranteed by AIG. At December 31, 2001, AIG did not guarantee the commercial paper of any of its subsidiaries other than Funding and AGC. In early 2001, AICCO ceased issuing commercial paper under its program and the agreement which AIG had provided supporting the commercial paper was terminated; AICCO's funding requirements are now met through Funding's program.

(b) Borrowings under Obligations of Guaranteed Investment Agreements: Borrowings under obligations of guaranteed investment agreements, which are guaranteed by AIG, are recorded at the amount outstanding under each contract. Obligations may be called at various times prior to maturity at the option of the counterparty. Interest rates on these borrowings are primarily fixed, vary by maturity, and range up to 9.8 percent.

Payments due under these investment agreements in each of the next five years ending December 31, and the periods thereafter based on the earliest call dates, were as follows:

(in millions)

	Principal Amount
2002	$ 7,462
2003	1,104
2004	321
2005	277
2006	180
Remaining years after 2006	7,048
Total	$16,392

At December 31, 2001, the market value of securities pledged as collateral with respect to these obligations approximated $4.6 billion.

Funds received from GIA borrowings are invested in a diversified portfolio of securities and derivative transactions.

(c) Medium Term Notes Payable:

(i) Medium Term Notes Payable Issued by AIG: AIG's Medium Term Notes are unsecured obligations which normally may not be redeemed by AIG prior to maturity and bear interest at either fixed rates set by AIG at issuance or variable rates determined by reference to an interest rate or other formula.

An analysis of AIG's Medium Term Notes for the year ended December 31, 2001 was as follows:

(in millions)

	AIG	SunAmerica	Total
Balance December 31, 2000	$ 386	$196	$ 582
Issued during year	137	—	137
Redeemed during year	(152)	(25)	(177)
Balance December 31, 2001	$ 371	$171	$ 542

The interest rates on AIG's Medium Term Notes range from 0.50 percent to 7.15 percent. To the extent deemed appropriate, AIG may enter into swap transactions to reduce its effective borrowing rates with respect to these notes.

At December 31, 2001, Medium Term Notes issued by SunAmerica Inc. in the aggregate principal amount of $171 million had maturity dates ranging from 2002 to 2026 at interest rates ranging from 6.03 percent to 7.34 percent.

During 1997, AIG issued $100 million principal amount of equity-linked Medium Term Notes due July 30, 2004. These notes were redeemed during 2000.

During 2000, AIG issued $210 million principal amount of equity-linked Medium Term Notes due May 15, 2007. These notes accrue interest at the rate of 0.50 percent and the total return on these notes is linked to the appreciation in market value of AIG's common stock. The notes may be redeemed, at the option of AIG, as a whole but not in part, at any time on or after May 15, 2003. In conjunction with the issuance of these notes, AIG entered into a series of swap transactions which effectively converted its interest expense to a fixed rate of 7.17 percent and transferred the equity appreciation exposure to a third party. AIG is exposed to credit risk with respect to the counterparties to these swap transactions.

At December 31, 2001, the maturity schedule for AIG's outstanding Medium Term Notes, including those issued by SunAmerica Inc., was as follows:

(in millions)

	Principal Amount
2002	$ 48
2003	162
2004	20
2005	55
2006	24
Remaining years after 2006	233
Total	$542

9. Debt Outstanding *(continued)*

At December 31, 2001, AIG had $644 million principal amount of debt securities registered and available for issuance from time to time.

(ii) Medium Term Notes Payable Issued by ILFC: ILFC's Medium Term Notes are unsecured obligations which may not be redeemed by ILFC prior to maturity and bear interest at fixed rates set by ILFC at issuance.

As of December 31, 2001, notes in aggregate principal amount of $4.81 billion were outstanding with maturity dates from 2002 to 2007 at interest rates ranging from 4.40 percent to 8.35 percent. These notes provide for a single principal payment at the maturity of each note.

At December 31, 2001, the maturity schedule for ILFC's outstanding Medium Term Notes was as follows:

(in millions)

	Principal Amount
2002	$1,364
2003	1,771
2004	1,029
2005	295
2006	250
Remaining years after 2006	100
Total	$4,809

(iii) Medium Term Notes Payable Issued by AGF: As of December 31, 2001, notes in aggregate principal amount of $4.10 billion were outstanding with maturity dates ranging from 2002 to 2008 at interest rates ranging from 2.27 percent to 7.95 percent. To the extent deemed appropriate, AGF may enter into swap transactions to reduce its effective borrowing rates with respect to these notes.

At December 31, 2001, the maturity schedule for AGF's outstanding Medium Term Notes was as follows:

(in millions)

	Principal Amount
2002	$1,038
2003	625
2004	807
2005	323
2006	1,273
Remaining years after 2006	34
Total	$4,100

(d) Notes and Bonds Payable:

(i) Notes, Bonds and Debentures Issued by AIG.

(A) Zero Coupon Notes: On October 1, 1984, AIG issued Eurodollar zero coupon notes in the aggregate principal amount at stated maturity of $750 million. The notes were offered at 12 percent of principal amount at stated maturity, bear no interest and are due August 15, 2004. The net proceeds to AIG from the issuance were $86 million. The notes are redeemable at any time in whole or in part at the option of AIG at 100 percent of their principal amount at stated maturity. The notes are also redeemable at the option of AIG or bearer notes may be redeemed at the option of the holder in the event of certain changes involving taxation in the United States at prices ranging from 72.61 percent currently, to 89.88 percent after August 15, 2003, of the principal amount at stated maturity together with accrued amortization of original issue discount from the preceding August 15. During 2001 and 2000, no notes were repurchased. At December 31, 2001, the notes outstanding after prior purchases had a face value of $189 million, an unamortized discount of $47 million and a net book value of $142 million. The amortization of the original issue discount was recorded as interest expense.

(B) Zero Coupon Convertible Senior Debentures: On November 9, 2001, AIG issued zero coupon convertible senior debentures in the aggregate principal amount at stated maturity of $1.52 billion. The notes were offered at 65.8 percent of principal amount at stated maturity, bear no interest unless contingent interest becomes payable under certain conditions and are due November 9, 2031. The net proceeds to AIG were $990 million. Commencing January 1, 2002, holders may convert the debentures into shares of AIG common stock at a conversion rate of 6.0627 shares per $1,000 principal amount of debentures on any day if AIG's stock price exceeds 120 percent of the conversion price on the last trading day of the preceding fiscal quarter for a set period of time, and after September 30, 2031, on any day if AIG's stock price exceeds such amount for one day, subject to certain restrictions. The debentures are redeemable by AIG on or after November 9, 2006 at specified redemption prices. Holders may require AIG to repurchase the debentures at specified repurchase prices on November 9, 2006, 2011, 2016, 2021 and 2026. At December 31, 2001, the debentures outstanding had a face value of $1.52 billion, unamortized discount of $518 million and a net book value of $1.0 billion. The amortization of the original issue discount was recorded as a component of other income (deductions)–net.

(C) Italian Lire Bonds: In December, 1991, AIG issued unsecured bonds denominated in Italian Lire that accrued interest at a rate of 11.7 percent per annum. The principal amount of 200 billion Italian Lire Bonds matured December 4, 2001.

9. Debt Outstanding *(continued)*

Simultaneous with the issuance of this debt, AIG entered into a swap transaction which effectively converted AIG's net interest expense to a U.S. dollar liability of approximately 7.9 percent, which required the payment of proceeds at maturity, December 4, 2001, of approximately $159 million in exchange for 200 billion Italian Lire and interest thereon.

(D) Notes and Debentures Issued by SunAmerica Inc.: As of December 31, 2001, Notes and Debentures issued by SunAmerica Inc. in aggregate principal amount of $433 million (net of amortized discount of $42 million) were outstanding with maturity dates from 2007 to 2097 at interest rates ranging from 5.60 percent to 9.95 percent.

(ii) Term Notes Issued by ILFC: ILFC has issued unsecured obligations which may not be redeemed prior to maturity.

As of December 31, 2001, notes in aggregate principal amount of $4.70 billion were outstanding with maturity dates from 2002 to 2006 and interest rates ranging from 4.75 percent to 8.38 percent. Term notes in the aggregate principal amount of $1.2 billion are at floating interest rates and the remainder are at fixed rates. These notes provide for a single principal payment at maturity.

At December 31, 2001, the maturity schedule for ILFC's Term Notes was as follows:

(in millions)

	Principal Amount
2002	$1,256
2003	950
2004	1,798
2005	—
2006	700
Total	$4,704

At December 31, 2001, ILFC had $900 million in aggregate principal amount of debt securities registered for issuance from time to time. In addition, ILFC established a Euro Medium Term Note program for $2.0 billion, under which $771 million in notes were sold through December 31, 2001.

ILFC had an Export Credit Facility up to a maximum of $4.3 billion, for approximately 75 aircraft to be delivered through 2001. ILFC had the right, but was not required, to use the facility to fund 85 percent of each aircraft's purchase price. This facility was guaranteed by various European Export Credit Agencies. The interest rate varies from 5.75 percent to 5.90 percent on the first 75 aircraft depending on the delivery date of the aircraft. At December 31, 2001, ILFC had $2.37 billion outstanding under this facility. Borrowings with respect to this facility are included in Notes and Bonds Payable.

At December 31, 2001, the future minimum payments for ILFC's borrowings under the Export Credit Facility were as follows:

(in millions)

	Principal Amount
2002	$ 284
2003	284
2004	284
2005	284
2006	284
Remaining years after 2006	949
Total	$2,369

AIG does not guarantee any of the debt obligations of ILFC.

(iii) Notes and Bonds Payable Issued by AIGFP: At December 31, 2001, AIGFP's notes and bonds outstanding, the proceeds of which are invested in a segregated portfolio of securities available for sale, were as follows:

(dollars in millions)

Range of Maturities	Currency	Range of Interest Rates	U.S. Dollar Carrying Value
2002-2003	Euro	4.6-7.52%	$ 1,588
2002	Japanese yen	0.1-4.5	1,166
2002	New Zealand dollar	8.52	125
2002-2026	United Kingdom pound	4.48-7.65	1,958
2002-2031	U.S. dollar	2.0-6.60	6,553
Total			$11,390

AIGFP is also obligated under various notes maturing from 2002 through 2026. The majority of these notes are denominated in U.S. dollars and Euros and bear interest at various interest rates. At December 31, 2001, these notes had a U.S. dollar carrying value of $2.53 billion.

At December 31, 2001, the maturity schedule for AIGFP's Notes and Bonds Payable was as follows:

(in millions)

	Principal Amount
2002	$ 6,670
2003	1,917
2004	1,637
2005	371
2006	78
Remaining after 2006	3,247
Total	$13,920

AIG guarantees all of AIGFP's debt.

9. Debt Outstanding *(continued)*

(iv) Notes and Bonds Payable Issued by AGC and AGF: As of December 31, 2001, AGC notes in aggregate principal amount of $1.34 billion were outstanding with maturity dates ranging from 2003 to 2029 at interest rates ranging from 6.25 percent to 7.75 percent. At that date, AGF notes in aggregate principal amount of $2.20 billion were outstanding with maturity dates ranging from 2002 to 2009 at interest rates ranging from 5.75 percent to 8.45 percent. These notes provide for a single principal payment at maturity.

At December 31, 2001, the maturity schedules for AGC and AGF Term Notes and Bonds were as follows:

(in millions)

	AGC	AGF	Total
2002	$ —	$ 351	$ 351
2003	100	948	1,048
2004	150	200	350
2005	295	399	694
2006	—	—	—
Remaining years after 2006	795	303	1,098
Total	$1,340	$2,201	$3,541

AGC had $400 million in aggregate principal amount of debt securities registered and available for issuance as of December 31, 2001. AGF had $3.2 billion in aggregate principal amount of debt securities registered and available for issuance at December 31, 2001. AGC uses the proceeds from the issuance of notes and bonds for general corporate purposes. AGF uses the proceeds from the issuance of notes and bonds for the funding of its finance receivables.

At December 31, 2001, AIG did not guarantee any of the debt obligations of AGF. As of November 2001, AIG guaranteed the notes and bonds of AGC.

(e) Loans and Mortgages Payable: Loans and mortgages payable at December 31, 2001, consisted of the following:

(in millions)

	ILFC	AIGF–Hong Kong	AIG Consumer Finance Group	AIG	Total
Uncollateralized loans payable	$ —	$290	$885	$268	$1,443
Collateralized loans and mortgages payable	365	—	—	77	442
Total	$365	$290	$885	$345	$1,885

At December 31, 2001, ILFC's capital lease obligations were $365 million. Fixed interest rates with respect to these obligations range from 6.18 percent to 6.89 percent; variable rates are referenced to LIBOR. These obligations mature through 2005. The flight equipment associated with the capital lease obligations had a net book value of $931 million.

At December 31, 2001, the maturity schedule for ILFC's capital lease obligations, were as follows:

(in millions)

	Principal Amount
2002	$127
2003	128
2004	113
2005	45
2006	—
Remaining years after 2006	—
Total minimum lease obligations	413
Less amount representing interest	48
Present value of net minimum capital lease obligations	$365

(f): As of December 31, 2001, the combined principal payments due of all significant debt, excluding commercial paper, in each of the next five years and periods thereafter were as follows:

(in millions)

	Principal Amount
2002	$19,336
2003	8,361
2004	6,625
2005	2,342
2006	2,841
Remaining years after 2006	14,334
Total	$53,839

(g) Revolving Credit Facilities: AIG and Funding have entered into syndicated revolving credit facilities (collectively, the Facility) aggregating $1.5 billion. The Facility consists of $1.0 billion in short-term revolving credit facilities and a $500 million five year revolving credit facility. The Facility can be used for general corporate purposes and also to provide backup for Funding's commercial paper programs. There are currently no borrowings outstanding under the Facility, nor were any borrowings outstanding as of December 31, 2001.

AGC and AGF have entered into unsecured bank credit facilities aggregating $5.2 billion to support their commercial paper borrowings. There were no borrowings under these facilities as of December 31, 2001. As of December 2001, AIG has guaranteed these facilities.

ILFC had entered into committed revolving loans and lines of credit with commercial banks aggregating $3.2 billion to support its commercial paper program. At December 31, 2001, there were no borrowings under these facilities. As of February 28, 2002, these committed revolving loans and lines of credit totalled $2.7 billion.

9. Debt Outstanding *(continued)*

(b) Interest Expense for All Indebtedness: Total interest expense for all indebtedness, net of capitalized interest, aggregated $3.97 billion in 2001, $3.64 billion in 2000 and $2.96 billion in 1999. Capitalized interest was $71 million in 2001, $69 million in 2000 and $60 million in 1999. Cash distributions on the preferred shareholders' equity in subsidiary companies of ILFC and certain SunAmerica, AGC and HSB subsidiaries are accounted for as interest expense and included as minority interest in the consolidated statement of income. The cash distributions for ILFC were approximately $15 million, $19 million and $17 million for the years ended December 31, 2001, 2000 and 1999, respectively. The cash distributions for the SunAmerica subsidiaries were approximately $46 million, $62 million and $40 million for the years ended December 31, 2001, 2000 and 1999, respectively. The cash distributions for AGC subsidiaries were approximately $153 million, $158 million and $142 million for the years ended December 31, 2001, 2000 and 1999, respectively.

10. Preferred Shareholders' Equity in Subsidiary Companies

Preferred shareholders' equity in subsidiary companies represents preferred stocks issued by ILFC and certain SunAmerica, AGC and HSB subsidiaries, wholly owned subsidiaries of AIG.

(a) ILFC: At December 31, 2001, the preferred stock consists of 1,500 shares of market auction preferred stock ("MAPS") in three series (Series A, B and E) of 500 shares each. Each of the MAPS shares has a liquidation value of $100,000 per share and is not convertible. The dividend rate, other than the initial rate, for each dividend period for each series is reset approximately every seven weeks (49 days) on the basis of orders placed in an auction. ILFC repurchased all of the shares of each of five additional series for their liquidation value in the fourth quarter of 2001. No gain or loss was recognized. During 2001, ILFC extended the term of the Series A to five years at a dividend rate of 5.90 percent. At December 31, 2001, the dividend rates for Series B and E ranged from 3.20 percent to 3.25 percent.

(b) SunAmerica: The preferred stock consists of $350 million liquidation amount of 7.5% Non-Voting Preferred Interests issued by Total Return LLC, a wholly owned subsidiary of SunAmerica, in March 2000.

In March 2001, SunAmerica Capital Trust II redeemed the 8.35% Trust Originated Preferred Securities for $185 million plus accrued and unpaid dividends to the redemption date. Concurrently, SunAmerica redeemed all of the related 8.35% junior subordinated debentures, due 2044, for $191 million plus accrued interest.

In December 2001, SunAmerica Capital Trust III redeemed the 8.30% Trust Originated Preferred Securities for $310 million plus accrued and unpaid dividends to the redemption date. Concurrently, SunAmerica redeemed all of the related 8.30% junior subordinated debentures, due 2045, for $321 million plus accrued interest.

(c) AGC: The preferred stock has been issued by five subsidiary trusts (the subsidiaries).

The sole assets of these subsidiaries are Junior Subordinated Debentures (Subordinated Debentures) issued by AGC. These subsidiaries have no independent operations. The Subordinated Debentures are eliminated in consolidation.

The interest terms and payment dates of the Subordinated Debentures held by the subsidiaries correspond to those of the subsidiaries' preferred securities. AGC's obligations under the Subordinated Debentures and related agreements, when taken together, constitute a full and unconditional guarantee by AGC of payments due on the preferred securities. The Subordinated Debentures are redeemable, under certain conditions, at the option of AGC on a proportionate basis.

The preferred stock consists of $100 million liquidation value of 8.05% preferred stock issued by American General Capital III in December 2000, $300 million liquidation value of 8.5% preferred stock issued by American General Capital II in June 2000, $200 million liquidation value of 7.875% preferred stock issued by American General Capital I in September 1999, $500 million liquidation value of 8.125% preferred stock issued by American General Institutional Capital B in March 1997, $500 million liquidation value of 7.57% preferred stock issued by American General Institutional Capital A in December 1996.

In July 2001, $215 million liquidation value of 8.125% preferred stock were redeemed by American General Capital, L.L.C. and $287 million liquidation value of 8.45% preferred stock were redeemed by American General Capital, L.L.C..

On March 1, 2000, AGC redeemed 2.3 million shares or $85 million of its 7 percent convertible preferred stock by issuing 3.8 million shares of AGC common stock. On June 30, 2000, holders converted approximately 5 million shares or $250 million of 6 percent convertible preferred securities issued by American General Delaware, L.L.C. into 12.3 million shares of AGC common stock.

10. Preferred Shareholders' Equity in Subsidiary Companies *(continued)*

(d) HSB: The preferred stock consists of $95 million liquidation value of Exchange Capital Securities issued in July 1997 by HSB Capital I, a statutory business trust wholly owned by HSB. The sole assets of HSB Capital I are invested in debt securities of HSB. The capital securities accrue and pay quarterly cash distributions at a variable rate equal to 90 day LIBOR plus 0.91% of the stated liquidation amount of $1,000 per capital security, which rate was 2.79% at December 31, 2001. The capital securities are not redeemable prior to July 15, 2007 and are mandatorily redeemable upon the maturity of the debt securities on July 15, 2027 or the earlier redemption of the debt securities. AIG has issued a guarantee of the obligations of HSB, which together with the terms of the debt securities, the guarantee of HSB with respect to the capital securities, the indenture and the trust agreement with respect to the trust provide a full and unconditional guarantee of payments due on the capital securities. The trust is accounted for as a wholly owned subsidiary of AIG. The debt securities issued to the trust and the common securities issued by the trust to HSB are eliminated in the consolidated balance sheet.

11. Capital Funds

(a) AIG parent depends on its subsidiaries for cash flow in the form of loans, advances and dividends. AIG's insurance subsidiaries are subject to regulatory restrictions on the amount of dividends which can be remitted to AIG parent. These restrictions vary by state. For example, unless permitted by the New York Superintendent of Insurance, general insurance companies domiciled in New York may not pay dividends to shareholders which in any twelve month period exceed the lesser of 10 percent of the company's statutory policyholders' surplus or 100 percent of its "adjusted net investment income", as defined. Generally, less severe restrictions applicable to both general and life insurance companies exist in most of the other states in which AIG's insurance subsidiaries are domiciled. Certain foreign jurisdictions have restrictions which generally cause only a temporary delay in the remittance of dividends. There are also various local restrictions limiting cash loans and advances to AIG by its subsidiaries. Largely as a result of the restrictions, approximately 67 percent of consolidated capital funds were restricted from immediate transfer to AIG parent at December 31, 2001.

(b) At December 31, 2001, there were 6,000,000 shares of AIG's $5 par value serial preferred stock authorized, issuable in series.

(c) The common stock activity for the three years ended December 31, 2001 was as follows:

	2001	2000[a]	1999[a]
Shares outstanding at beginning of year	2,622,605,925	1,836,381,824	1,508,726,189
Acquired during the year	(14,690,943)	(19,677,939)	(9,612,001)
Conversion of Series E Preferred Stock	—	—	9,619,356
Conversion of PERCS Units	—	—	8,642,535
Issued pursuant to Restricted Stock Unit Obligations	580,843	—	538,649
Conversion of preferred stock and securities	—	9,317,340	971,898
Issued under stock option and purchase plans	6,718,336	7,307,010	7,935,164
Issued in connection with acquisitions	510,684	17,774,094	—
Issued under contractual obligations	297,715	63,277	7,094
Stock split effected as stock dividend	—	814,956,829	327,061,951
Other [b]	(590,561)	(43,516,510)	(17,509,011)
Shares outstanding at end of year	2,615,431,999	2,622,605,925	1,836,381,824

[a] Outstanding shares have been adjusted to reflect the conversion of all outstanding AGC shares by converting each outstanding share of AGC to 0.5790 shares of AIG.

[b] Primarily shares issued to AIG and subsidiaries as part of stock split effected as stock dividend and conversion of SunAmerica Inc. non-transferrable Class B stock to common stock.

Common stock increased and retained earnings decreased $2.04 billion in 2000 and $818 million in 1999 as a result of common stock splits in the form of 50 percent and 25 percent common stock dividends paid July 28, 2000 and July 30, 1999, respectively.

12. Commitments and Contingent Liabilities

In the normal course of business, various commitments and contingent liabilities are entered into by AIG and certain of its subsidiaries. In addition, AIG guarantees various obligations of certain subsidiaries.

(a) Commitments to extend credit are agreements to lend subject to certain conditions. These commitments generally have fixed expiration dates or termination clauses and typically require payment of a fee. These commitments approximated $300 million and $500 million for December 31, 2001 and 2000, respectively. AIG uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. AIG evaluates each counterparty's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by AIG upon extension of credit, is based on management's credit evaluation of the counterparty.

(b) AIG and certain of its subsidiaries become parties to financial instruments with market risk resulting from both dealer and end user activities and to reduce currency, interest rate, equity and commodity exposures. To the extent those instruments are carried at their estimated fair value, the elements of currency, interest rate, equity and commodity risks are reflected in the consolidated balance sheet. Collateral is required, at the discretion of AIG, on certain transactions based on the creditworthiness of the counterparty.

(c) AIGFP becomes a party to derivative financial instruments in the normal course of its business and to reduce its currency, interest rate and equity exposures. Interest rate, currency and equity risks related to such instruments are reflected in the consolidated financial statements to the extent these instruments are carried at a market or a fair value, whichever is appropriate. The recorded estimated fair values of such instruments may be different than the values that might be realized if AIGFP were required to sell or close out the transactions prior to maturity.

AIGFP, in the ordinary course of its operations and as principal, structures derivative transactions to meet the needs of investors who may be seeking to hedge certain aspects of such investors' operations. AIGFP may also enter into derivative transactions for its own account. Such derivative transactions include interest rate, currency and equity swaps, swaptions and forward commitments. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. AIGFP typically becomes a principal in the exchange of interest payments between the parties and, therefore, may be exposed to loss, if counterparties default. Currency and equity swaps are similar to interest rate swaps, but involves the exchange of specific currency, equity securities, or equity indices. Also, they may involve the exchange of principal amounts at the beginning and end of the transaction. Swaptions are options where the holder has the right but not the obligation to enter into a swap transaction or cancel an existing swap transaction. At December 31, 2001, the notional principal amount of the sum of the swap pays and receives approximated $634.3 billion, primarily related to interest rate swaps of approximately $436.7 billion.

The following tables provide the contractual and notional amounts of derivatives transactions of AIGFP at December 31, 2001.

The notional amounts used to express the extent of involvement in swap transactions represent a standard of measurement of the volume of swaps business of AIGFP. Notional amount is not a quantification of market risk or credit risk and it may not necessarily be recorded on the balance sheet. Notional amounts represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.

The timing and the amount of cash flows relating to AIGFP's foreign exchange forwards and exchange traded futures and options contracts are determined by each of the respective contractual agreements.

12. Commitments and Contingent Liabilities *(continued)*

The following table presents AIGFP's derivatives portfolio by maturity and type of derivative at December 31, 2001 and December 31, 2000:

(in millions)

	Remaining Life of Notional Amount*					
	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	Total 2001	Total 2000
Interest rate, currency and equity/commodity swaps and swaptions:						
Notional amount:						
Interest rate swaps	$100,200	$227,196	$ 99,435	$ 9,838	$436,669	$344,203
Currency swaps	32,640	63,790	37,893	4,851	139,174	117,792
Swaptions and equity swaps	18,710	26,976	11,120	1,685	58,491	59,026
Total	$151,550	$317,962	$148,448	$16,374	$634,334	$521,021

*Notional amount is not representative of either market risk or credit risk.

Futures and forward contracts are contracts for delivery of foreign currencies or financial indices in which the seller/purchaser agrees to make/take delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise as a result of movements in current market prices from contracted prices and the potential inability of counterparties to meet their obligations under the contracts. At December 31, 2001, the contractual amount of AIGFP's futures and forward contracts approximated $68.0 billion.

The following table presents AIGFP's futures and forward contracts portfolio by maturity and type of derivative at December 31, 2001 and December 31, 2000:

(in millions)

	Remaining Life					
	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	Total 2001	Total 2000
Futures and forward contracts:						
Exchange traded futures contracts contractual amount	$10,036	—	—	—	$10,036	$11,082
Over the counter forward contracts contractual amount	$57,344	$466	$193	—	$58,003	$22,809

12. Commitments and Contingent Liabilities *(continued)*

AIGFP utilizes various credit enhancements, including collateral, credit triggers and credit derivatives to reduce the credit exposure relating to these off-balance sheet financial instruments. AIGFP requires credit enhancements in connection with specific transactions based on, among other things, the creditworthiness of the counterparties and the transaction's size and maturity. In addition, AIGFP's derivative transactions are generally documented under ISDA Master Agreements. Management believes that such agreements provide for legally enforceable set-off and close out netting of exposures to specific counterparties. Under such agreements, in connection with an early termination of a transaction, AIGFP is permitted to set-off its receivables from a counterparty against its payables to the same counterparty arising out of all included transactions. As a result, the net replacement value represents the net sum of estimated positive fair values after the application of such strategies, agreements and collateral held. Subsequent to the application of such credit enhancements, the net exposure to credit risk or the net replacement value of all interest rate, currency, and equity swaps, swaptions and forward commitments approximated $10.84 billion at December 31, 2001 and $9.51 billion at December 31, 2000. The net replacement value for futures and forward contracts approximated $64 million at December 31, 2001 and $204 million at December 31, 2000. The net replacement value most closely represents the net credit risk to AIGFP or the maximum amount exposed to potential loss.

AIGFP independently evaluates the creditworthiness of its counterparties, taking into account credit ratings assigned by recognized statistical rating organizations. In addition, AIGFP's credit approval process involves pre-set counterparty, country and industry credit exposure limits and, for particularly credit intensive transactions, obtaining approval from AIG's Credit Risk Committee. The average credit rating of AIGFP's counterparties as a whole (as measured by AIGFP) is equivalent to AA. The maximum potential loss will increase or decrease during the life of the derivative commitments as a function of maturity and market conditions.

AIGFP determines counterparty credit quality by reference to ratings from independent rating agencies or internal analysis. At December 31, 2001 and December 31, 2000, the counterparty credit quality by derivative product with respect to the net replacement value of AIGFP's derivatives portfolio was as follows:

(in millions)

	Net Replacement Value			
	Swaps and Swaptions	Futures and Forward Contracts	Total 2001	Total 2000
Counterparty credit quality:				
AAA	$ 4,388	$—	$ 4,388	$3,778
AA	3,153	61	3,214	2,825
A	2,497	1	2,498	1,801
BBB	782	2	784	1,059
Below investment grade	23	—	23	252
Total	$10,843	$64	$10,907	$9,715

12. Commitments and Contingent Liabilities *(continued)*

At December 31, 2001 and December 31, 2000, the counterparty breakdown by industry with respect to the net replacement value of AIGFP's derivatives portfolio was as follows:

(in millions)

	Net Replacement Value			
	Swaps and Swaptions	Futures and Forward Contracts	Total 2001	Total 2000
Non-U.S. banks	$ 2,408	$56	$ 2,464	$2,517
Insured municipalities	638	—	638	595
U.S. industrials	2,113	—	2,113	1,945
Governmental	563	—	563	463
Non-U.S. financial service companies	427	1	428	309
Non-U.S. industrials	1,288	1	1,289	1,372
Special purpose	1,851	—	1,851	1,204
U.S. banks	66	6	72	220
U.S. financial service companies	1,211	—	1,211	894
Supranationals	278	—	278	196
Total	$10,843	$64	$10,907	$9,715

Securities sold, but not yet purchased represent obligations of AIGFP to deliver specified securities at their contracted prices, and thereby create a liability to repurchase the securities in the market at prevailing prices.

AIGFP monitors and controls its risk exposure on a daily basis through financial, credit and legal reporting systems and, accordingly, believes that it has in place effective procedures for evaluating and limiting the credit and market risks to which it is subject. Management is not aware of any potentially significant counterparty defaults.

Commissions, transaction and other fees for the twelve months ended December 31, 2001, 2000 and 1999 from AIGFP's operations were $1.18 billion, $1.06 billion and $737 million, respectively.

(d) AIGTG becomes a party to derivative financial instruments in the normal course of its business and to reduce its currency, interest rate and commodity exposures.

Futures and forward contracts are contracts for delivery of foreign currencies, commodities or financial indices in which the seller/purchaser agrees to make/take delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise as a result of movements in current market prices from contracted prices and the potential inability of counterparties to meet their obligations under the contracts. Options are contracts that allow the holder of the option to purchase or sell the underlying commodity, currency or index at a specified price and within, or at, a specified period of time. Risks arise as a result of movements in current market prices from contracted prices, and the potential inability of the counterparties to meet their obligations under the contracts. As a writer of options, AIGTG generally receives an option premium and then manages the risk of any unfavorable change in the value of the underlying commodity, currency or index. At December 31, 2001, the contractual amount of AIGTG's futures, forward and option contracts approximated $475.4 billion.

The following table provides the contractual and notional amounts and credit exposure, if applicable, by maturity and type of derivative of AIGTG's derivatives portfolio at December 31, 2001 and December 31, 2000. The gross replacement values presented represent the sum of the estimated positive fair values of all of AIGTG's derivatives contracts at December 31, 2001 and December 31, 2000. These values do not represent the credit risk to AIGTG.

Net replacement values presented represent the net sum of estimated positive fair values after the application of legally enforceable master closeout netting agreements and collateral held. The net replacement values most closely represent the net credit risk to AIGTG or the maximum amount exposed to potential loss within a product category. At December 31, 2001, the net replacement value of AIGTG's futures, forward and option contracts and interest rate and currency swaps approximated $3.1 billion.

12. Commitments and Contingent Liabilities *(continued)*

(in millions)

	Remaining Life					
	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	Total 2001	Total 2000
Contractual amount of futures, forwards and options:						
Exchange traded futures and options	$ 11,724	$ 3,236	$ 17	$ —	$ 14,977	$ 18,064
Forwards	$169,702	$13,204	$ 1,196	$ —	$184,102	$234,316
Over the counter purchased options	$ 83,780	$16,317	$38,250	$308	$138,655	$104,919
Over the counter sold options [(a)]	$ 81,895	$17,043	$38,354	$369	$137,661	$103,742
Notional amount [(c)]:						
Interest rate swaps and forward rate agreements	$ 14,133	$37,829	$ 7,568	$153	$ 59,683	$ 63,264
Currency swaps	4,792	5,238	1,062	—	11,092	8,573
Swaptions	897	5,219	1,164	—	7,280	15,419
Total	$ 19,822	$48,286	$ 9,794	$153	$ 78,055	$ 87,256
Credit exposure:						
Futures, forwards swaptions and purchased options contracts and interest rate and currency swaps:						
Gross replacement value	$ 6,541	$ 2,201	$ 1,299	$ 33	$ 10,074	$ 10,319
Master netting arrangements	(4,097)	(1,572)	(1,004)	(18)	(6,691)	(6,136)
Collateral	(32)	(84)	(199)	(15)	(330)	(107)
Net replacement value [(b)]	$ 2,412	$ 545	$ 96	$ —	$ 3,053	$ 4,076

[(a)] Sold options obligate AIGTG to buy or sell the underlying item if the option purchaser chooses to exercise. The amounts do not represent credit exposure.
[(b)] The net replacement values with respect to exchange traded futures and options, forward contracts and purchased over the counter options are presented as a component of trading assets in the accompanying balance sheet. The net replacement values with respect to interest rate and currency swaps are presented as a component of unrealized gain on interest rate and currency swaps, options and forward transactions in the accompanying balance sheet.
[(c)] Notional amount is not representative of either market risk or credit risk.

AIGTG independently evaluates the creditworthiness of its counterparties, taking into account credit ratings assigned by recognized statistical rating organizations. In addition, AIGTG's credit approval process involves pre-set counterparty, country and industry credit exposure limits and, for particularly credit intensive transactions, obtaining approval from AIG's Credit Risk Committee. The maximum potential loss will increase or decrease during the life of the derivative commitments as a function of maturity and market conditions.

AIGTG determines counterparty credit quality by reference to ratings from independent rating agencies or internal analysis. At December 31, 2001 and December 31, 2000, the counterparty credit quality and counterparty breakdown by industry with respect to the net replacement value of AIGTG's derivatives portfolio were as follows:

(in millions)

	Net Replacement Value	
	2001	2000
Counterparty credit quality:		
AAA	$ 391	$ 442
AA	1,117	1,807
A	863	1,139
BBB	330	460
Below investment grade	130	48
Not externally rated, including exchange traded futures and options*	222	180
Total	$3,053	$4,076
Counterparty breakdown by industry:		
Non-U.S. banks	$1,151	$2,076
U.S. industrials	503	67
Governmental	71	70
Non-U.S. financial service companies	187	282
Non-U.S. industrials	190	243
U.S. banks	353	468
U.S. financial service companies	376	690
Exchanges*	222	180
Total	$3,053	$4,076

*Exchange traded futures and options are not deemed to have significant credit exposure as the exchanges guarantee that every contract will be properly settled on a daily basis.

12. Commitments and Contingent Liabilities *(continued)*

Spot commodities sold but not yet purchased represent obligations of AIGTG to deliver spot commodities at their contracted prices and thereby create a liability to repurchase the spot commodities in the market at prevailing prices.

AIGTG limits its risks by holding offsetting positions. In addition, AIGTG monitors and controls its risk exposures through various monitoring systems which evaluate AIGTG's market and credit risks, and through credit approvals and limits. At December 31, 2001, AIGTG did not have a significant concentration of credit risk from either an individual counterparty or group of counterparties.

AIG has issued unconditional guarantees with respect to the prompt payment, when due, of all present and future obligations and liabilities of AIGFP and AIGTG arising from transactions entered into by AIGFP and AIGTG.

(e) As a component of its asset and liability management strategy, SunAmerica utilizes swap agreements to match more closely the cash flows of its assets to the cash flows of its liabilities. SunAmerica uses these swap agreements to hedge against the risk of interest rate changes. At December 31, 2001, SunAmerica's swap agreements had an aggregate notional principal amount of $17.90 billion. These agreements mature in various years through 2031.

For investment purposes, SunAmerica has entered into various total return agreements with an aggregate notional amount of $26 million (the "notional amount") at December 31, 2001. The total return agreements effectively exchange a fixed rate of interest (the "payment amount") on the notional amount for the coupon income plus or minus the increase or decrease in the fair value of specified non-investment grade bonds (the "bonds"). SunAmerica is exposed to potential loss with respect to credit risk on the underlying non-investment grade bonds and fair value risk resulting from the payment amount and any depreciation in the aggregate fair value of the bonds below the notional amount. SunAmerica is also exposed to potential credit loss in the event of nonperformance by the investment grade rated counterparty with respect to any increase in the aggregate market value of the bonds above the notional amount. No collateral is held or pledged to support these agreements. The agreements are marked to market and the change in market value is recognized currently in life investment income. Net amounts received (paid) are included in operating income and totaled $18 million, ($39 million) and ($12 million) for the years ended December 31, 2001, 2000 and 1999, respectively. AIG guarantees the payment obligations of SunAmerica under such agreements.

(f) AGC and certain of its subsidiaries have entered into various interest rate and currency swap agreements, treasury rate lock agreements and options to enter into interest rate swap agreements. AGC uses these agreements to hedge its exposure to interest rate changes and currency rate fluctuations that are associated with investment operations and/or anticipated debt issuances. At December 31, 2001, AGC's swap agreements with respect to investment operations had an aggregate notional amount of $331 million; AGC's swap agreements with respect to debt had an aggregate notional amount of $800 million, of which $400 million was with AIGFP. There were no treasury rate lock agreements outstanding at December 31, 2001. The impact of AGC's derivatives on AIG's results of operations, financial condition and liquidity was insignificant.

(g) At December 31, 2001, ILFC had committed to purchase 551 aircraft deliverable from 2002 through 2010 at an estimated aggregate purchase price of $32.1 billion and had options to purchase 49 aircraft deliverable from 2002 through 2008 at an estimated aggregate purchase price of $3.0 billion. ILFC will be required to find customers for any aircraft presently on order and any aircraft to be ordered, and it must arrange financing for portions of the purchase price of such equipment.

(h) AIG and its subsidiaries, in common with the insurance industry in general, are subject to litigation, including claims for punitive damages, in the normal course of their business. AIG does not believe that such litigation will have a material effect on its operating results and financial condition.

12. Commitments and Contingent Liabilities *(continued)*

AIG continues to receive claims asserting injuries from toxic waste, hazardous substances, and other environmental pollutants and alleged damages to cover the cleanup costs of hazardous waste dump sites (hereinafter collectively referred to as environmental claims) and indemnity claims asserting injuries from asbestos. Estimation of asbestos and environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques. Asbestos and environmental claims development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. AIG and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held. This emergence cannot now be reasonably estimated, but could have a material impact on AIG's future operating results. The reserves carried for these claims as at December 31, 2001 ($2.23 billion gross; $719 million net) are believed to be adequate as these reserves are based on known facts and current law.

A summary of reserve activity, including estimates for applicable incurred but not reported losses and loss expenses, relating to asbestos and environmental claims separately and combined at December 31, 2001, 2000 and 1999 follows.

(in millions)

	2001		2000		1999	
	Gross	Net	Gross	Net	Gross	Net
Asbestos:						
Reserve for losses and loss expenses at beginning of year	$1,100	$338	$1,093	$306	$ 964	$259
Losses and loss expenses incurred	358	92	405	80	404	101
Losses and loss expenses paid	(344)	(118)	(398)	(48)	(275)	(54)
Reserve for losses and loss expenses at end of year	$1,114	$312	$1,100	$338	$1,093	$306
Environmental:						
Reserve for losses and loss expenses at beginning of year	$1,345	$517	$1,519	$585	$1,535	$605
Losses and loss expenses incurred	(41)	(34)	(44)	(45)	127	47
Losses and loss expenses paid	(189)	(76)	(130)	(23)	(143)	(67)
Reserve for losses and loss expenses at end of year	$1,115	$407	$1,345	$517	$1,519	$585
Combined:						
Reserve for losses and loss expenses at beginning of year	$2,445	$855	$2,612	$891	$2,499	$864
Losses and loss expenses incurred	317	58	361	35	531	148
Losses and loss expenses paid	(533)	(194)	(528)	(71)	(418)	(121)
Reserve for losses and loss expenses at end of year	$2,229	$719	$2,445	$855	$2,612	$891

12. Commitments and Contingent Liabilities *(continued)*

(i) Risk Based Capital (RBC) is designed to measure the adequacy of an insurer's statutory surplus in relation to the risks inherent in its business. Thus, inadequately capitalized general and life insurance companies may be identified.

The RBC formula develops a risk adjusted target level of adjusted statutory capital by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only as a result of the insurer's size, but also on the risk profile of the insurer's operations.

The RBC Model Law provides for four incremental levels of regulatory attention for insurers whose surplus is below the calculated RBC target. These levels of attention range in severity from requiring the insurer to submit a plan for corrective action to actually placing the insurer under regulatory control.

The statutory surplus of each of AIG's domestic general and life insurance subsidiaries exceeded their RBC standards by considerable margins as of December 31, 2001.

To the extent that any of AIG's insurance entities would fall below prescribed levels of surplus, it would be AIG's intention to infuse necessary capital to support that entity.

(j) SAI Deferred Compensation Holdings, Inc., a wholly-owned subsidiary of AIG, has established a deferred compensation plan for registered representatives of certain AIG subsidiaries, pursuant to which participants have the opportunity to invest deferred commissions and fees on a notional basis. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations of SAI Deferred Compensation Holdings, Inc. to pay the deferred compensation under the plan.

13. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" (FASB 107) requires disclosure of fair value information about financial instruments, as defined therein, for which it is practicable to estimate such fair value. These financial instruments may or may not be recognized in the consolidated balance sheet. In the measurement of the fair value of certain of the financial instruments, quoted market prices were not available and other valuation techniques were utilized. These derived fair value estimates are significantly affected by the assumptions used. FASB 107 excludes certain financial instruments, including those related to insurance contracts.

The following methods and assumptions were used by AIG in estimating the fair value of the financial instruments presented:

Cash and short-term investments: The carrying amounts reported in the consolidated balance sheet for these instruments approximate fair values.

Fixed maturity securities: Fair values for fixed maturity securities carried at amortized cost or at market value were generally based upon quoted market prices. For certain fixed maturity securities for which market prices were not readily available, fair values were estimated using values obtained from independent pricing services. No other fair valuation techniques were applied to these securities as AIG believes it would have to expend excessive costs for the benefits derived.

Equity securities: Fair values for equity securities were based upon quoted market prices.

13. Fair Value of Financial Instruments *(continued)*

Mortgage loans on real estate, policy and collateral loans: Where practical, the fair values of loans on real estate and collateral loans were estimated using discounted cash flow calculations based upon AIG's current incremental lending rates for similar type loans. The fair values of the policy loans were not calculated as AIG believes it would have to expend excessive costs for the benefits derived.

Trading assets and trading liabilities: Fair values for trading assets and trading liabilities approximate the carrying values presented in the consolidated balance sheet.

Finance receivables: the fair values of finance receivables were estimated using discounted cash flow calculations based upon the weighted average rates currently being offered for similar finance receivables.

Securities available for sale: Fair values for securities available for sale and related hedges were based on quoted market prices. For securities and related hedges for which market prices were not readily available, fair values were estimated using quoted market prices of comparable investments.

Trading securities: Fair values for trading securities were based on current market value where available. For securities for which market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

Spot commodities: Fair values for spot commodities were based on current market prices.

Unrealized gains and losses on interest rate and currency swaps, options and forward transactions: Fair values for swaps, options and forward transactions were based on the use of valuation models that utilize, among other things, current interest, foreign exchange and volatility rates, as applicable.

Securities purchased (sold) under agreements to resell (repurchase), at contract value: As these securities (obligations) are short-term in nature, the contract values approximate fair values.

Other invested assets: For assets for which market prices were not readily available, fair valuation techniques were not applied as AIG believes it would have to expend excessive costs for the benefits derived.

Policyholders' contract deposits: Fair values of policyholder contract deposits were estimated using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

GIAs: Fair values of AIG's obligations under investment type agreements were estimated using discounted cash flow calculations based on interest rates currently being offered for similar agreements with maturities consistent with those remaining for the agreements being valued.

Securities and spot commodities sold but not yet purchased: The carrying amounts for the financial instruments approximate fair values. Fair values for spot commodities sold short were based on current market prices.

Trust deposits and deposits due to banks and other depositors: To the extent certain amounts are not demand deposits or certificates of deposit which mature in more than one year, fair values were not calculated as AIG believes it would have to expend excessive costs for the benefits derived.

Commercial paper: The carrying amount of AIG's commercial paper borrowings approximates fair value.

Notes, bonds, loans and mortgages payable: Where practical, the fair values of these obligations were estimated using discounted cash flow calculations based upon AIG's current incremental borrowing rates for similar types of borrowings with maturities consistent with those remaining for the debt being valued.

13. Fair Value of Financial Instruments *(continued)*

The carrying values and fair values of AIG's financial instruments at December 31, 2001 and December 31, 2000 and the average fair values with respect to derivative positions during 2001 and 2000 were as follows:

(in millions)

	2001			2000		
	Carrying Value	Fair Value	Average Fair Value	Carrying Value	Fair Value	Average Fair Value
Assets:						
Fixed maturities	$200,616	$200,616	$ —	$166,142	$166,662	$ —
Equity securities	7,937	7,937	—	8,012	8,012	—
Mortgage loans on real estate, policy and collateral loans	18,092	18,740	—	17,843	18,117	—
Securities available for sale	17,801	17,801	17,096	14,669	14,669	13,489
Finance receivables, net of allowance	13,955	13,253		13,327	12,845	
Trading securities	5,733	5,733	6,387	7,347	7,347	5,063
Spot commodities	352	352	408	363	363	557
Unrealized gain on interest rate and currency swaps, options and forward transactions	11,493	11,493	11,792	10,235	10,235	8,985
Trading assets	6,234	6,234	7,111	7,045	7,045	7,792
Securities purchased under agreements to resell	21,681	21,681	—	14,991	14,991	—
Other invested assets	22,704	22,704	—	13,486	13,486	—
Short-term investments	7,392	7,392	—	6,502	6,502	—
Cash	698	698	—	522	522	—
Liabilities:						
Policyholders' contract deposits	119,402	116,040	—	99,327	99,137	—
Borrowings under obligations of guaranteed investment agreements	16,392	17,201	—	13,595	14,260	—
Securities sold under agreements to repurchase	11,818	11,818	—	11,308	11,308	—
Trading liabilities	4,372	4,372	4,714	4,352	4,352	3,953
Securities and spot commodities sold but not yet purchased	8,331	8,331	7,268	7,701	7,701	7,831
Unrealized loss on interest rate and currency swaps, options and forward transactions	8,813	8,813	9,186	8,581	8,581	8,278
Trust deposits and deposits due to banks and other depositors	2,290	2,589	—	1,895	1,915	—
Commercial paper	11,892	11,892	—	13,047	13,047	—
Notes, bonds, loans and mortgages payable	37,447	34,640	—	27,681	27,245	—

14. Stock Compensation Plans

(a) At December 31, 2001, AIG had two types of stock-based compensation plans. One type was a stock option plan; the other, an employee stock purchase plan. AIG applied APB Opinion 25 "Accounting for Stock Issued to Employees" and related Interpretations (APB 25) in accounting for each plan. Accordingly, no compensation costs have been recognized for the plans.

Had compensation costs for these plans been determined consistent with the method of Statement of Financial Accounting Standards No. 123 "Accounting for Awards of Stock Based Compensation to Employees" (FASB 123), AIG's net income and earnings per share for the years ended December 31, 2001, 2000 and 1999 would have been reduced to the pro forma amounts as follows:

(in millions, except per share amounts)

	2001	2000	1999
Net income:			
As reported [(a)]	$5,363	$6,639	$6,186
Pro forma	5,219	6,545	6,130
Earnings per share — diluted [(b)]:			
As reported	$2.02	$2.52	$2.34
Pro forma	1.97	2.48	2.32

(a) Post acquisition amounts.

(b) Includes AGC shares which were exchanged for AIG shares at an exchange ratio of 0.5790 shares of AIG common stock for each share of AGC common stock for each year presented.

14. Stock Compensation Plans *(continued)*

(i) Stock Option Plan: On September 15, 1999, the AIG Board of Directors adopted a 1999 stock option plan (the 1999 Plan), which provides that options to purchase a maximum of 15,000,000 shares of common stock can be granted to certain key employees and members of the Board of Directors at prices not less than fair market value at the date of grant. The 1999 Plan limits the maximum number of shares as to which stock options may be granted to any employee in any one year to 375,000 shares. Options granted under this Plan expire not more than 10 years from the date of the grant. Options with respect to 25,000 shares, 12,000 shares and 13,500 shares were granted to non-employee members of the Board of Directors on May 16, 2001, May 17, 2000 and September 15, 1999, respectively. These options become exercisable on the first anniversary of the date of grant, expire 10 years from the date of grant and do not qualify for Incentive Stock Option Treatment under the Economic Recovery Tax Act of 1981 (ISO Treatment). The Plan, and the options previously granted thereunder, were approved by the shareholders at the 2000 Annual Meeting of Shareholders. At December 31, 2001, 9,383,419 shares were reserved for future grants under the 1999 Plan. The 1999 Plan superseded the 1991 employee stock option plan (the 1991 Plan) and the previously superseded 1987 employee stock option plan (the 1987 Plan), although outstanding options granted under the 1991 Plan continue in force until exercise or expiration. At December 31, 2001, there were 17,234,202 shares reserved for issuance under the 1999 and 1991 Plans.

During 2001 and 2000, AIG granted options with respect to 837,275 shares and 413,500 shares, respectively, which become exercisable on the fifth anniversary of the date of grant and expire 10 years from the date of grant. These options do not qualify for ISO Treatment. The agreements with respect to all other options granted to employees under these plans provide that 25 percent of the options granted become exercisable on the anniversary of the date of grant in each of the four years following that grant and expire 10 years from the date of the grant. As of December 31, 2001, outstanding options granted with respect to 8,650,613 shares qualified for ISO Treatment.

At January 1, 1999, the merger date, SunAmerica Inc. had five stock-based compensation plans pursuant to which options, restricted stock and deferred share and share unit obligations had been issued and remained outstanding. Options granted under these plans had an exercise price equal to the market price on the date of grant, had a maximum term of ten years and generally became exercisable ratably over a five-year period. Substantially all of the SunAmerica Inc. options outstanding at the merger date became fully vested on that date and were converted into options to purchase AIG common stock at the exchange ratio of 0.855 shares of AIG common stock for each share of SunAmerica Inc. common stock. No further options can be granted under the SunAmerica Inc. plans, but outstanding options so converted continue in force until exercise or expiration. At December 31, 2001, there were 19,537,739 shares of AIG common stock reserved for issuance on exercise of options under these plans. None of these options qualified for ISO Treatment as of December 31, 2001.

During 1999, AIG issued 1,009,968 shares of AIG common stock which vested on the effectiveness of the merger with SunAmerica Inc., and an additional 993,031 shares were issued pursuant to deferred share and share unit obligations. During 2000, deferred share and share unit obligations with respect to an additional 1,224,214 shares of AIG common stock vested, 142,105 shares were issued pursuant to deferred share and share unit obligations and an additional 1,082,109 shares were delivered into a trust in connection with a deferred compensation plan. During 2001, deferred share and share unit obligations with respect to an additional 19,930 shares of AIG Common Stock vested and were issued. No additional deferred share or share unit obligations may be granted under the SunAmerica plans. As of December 31, 2001, deferred share and share unit obligations with respect to 153,685 shares remained outstanding under the SunAmerica plans.

In 1999, the AIG Board of Directors amended the AIG stock option plans to allow deferral of delivery of AIG shares otherwise deliverable upon the exercise of an option to a date or dates specified by the optionee upon the request of an optionee. During 2001, options with respect to 847,128 shares were exercised with delivery deferred. At December 31, 2001, optionees had made valid elections to defer delivery of 590,048 shares of AIG common stock upon exercise of options expiring during 2002.

14. Stock Compensation Plans *(continued)*

As a result of the acquisition of HSB in November 2000, HSB options outstanding at the acquisition date were fully vested and were converted into options to purchase AIG common stock at the exchange ratio of 0.4178 shares of AIG common stock for each share of HSB common stock. No further options can be granted under the HSB option plans, but outstanding options so converted continue in force until exercise or expiration. At December 31, 2001, there were 1,413,268 shares of AIG common stock reserved for issuance under the HSB option plans, none of which qualified for ISO Treatment.

At August 29, 2001, AGC had stock-based compensation plans pursuant to which options and restricted share units had been issued and remained outstanding. Options granted under these plans had an exercise price equal to the market price on the date of the grant, had a maximum term of ten years and generally became exercisable ratably over a three-year period. Substantially all of the AGC options outstanding at the acquisition date became fully vested on that date and were converted into options to purchase AIG common stock at an exchange ratio of 0.5790 shares of AIG common stock for each share of AGC common stock. No further options can be granted under the AGC plans, but outstanding options so converted continue in force until exercise or expiration. At December 31, 2001, there were 16,110,111 shares of AIG common stock reserved for issuance on exercise of options under these plans. Options with respect to 2,356,506 of these shares qualified for ISO Treatment as of December 31, 2001.

Additional information with respect to AIG's plans at December 31, 2001, and changes for the three years then ended, were as follows:

	2001		2000		1999[a]	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Shares Under Option:						
Outstanding at beginning of year	38,171,151	$31.53	41,415,126	$23.29	44,583,495	$19.87
Outstanding at beginning of year – AGC	15,100,013	51.87	—	—	—	—
Granted	8,771,982	71.56	2,179,220	95.48	2,748,556	62.43
Assumed upon acquisition from HSB	—	—	1,605,468	81.43	—	—
Exercised	(6,209,008)	41.16	(5,796,592)	13.80	(5,673,366)	14.97
Exercised, delivery deferred	(847,128)	3.76	(760,070)	3.06	—	—
Forfeited	(691,690)	55.55	(472,001)	36.70	(243,559)	31.97
Outstanding at end of year	54,295,320	$42.68	38,171,151	$31.53	41,415,126	$23.29
Options exercisable at year-end	47,346,372	$37.39	32,778,411	$24.87	35,973,468	$19.10
Weighted average fair value per share of options granted		$24.30		$38.76		$26.00

[a] Includes those options that vested January 1, 1999 as a result of the merger of SunAmerica Inc. with and into AIG.

In addition, at December 31, 2001, options to purchase 403,595 shares at a weighted average exercise price of $19.81 had been previously granted to AIG non-employee directors and remained outstanding.

Information about stock options outstanding at December 31, 2001, is summarized as follows:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Range of Exercise Prices:					
$ 2.81-13.33	8,429,822	2.7 years	$ 7.51	8,429,822	$ 7.51
14.02-22.73	6,893,457	3.7 years	17.14	6,893,457	17.14
23.04-34.65	5,796,417	5.4 years	25.63	5,796,417	25.63
35.20-46.53	7,632,518	6.6 years	38.81	7,300,098	38.46
47.60-57.90	7,240,105	7.2 years	53.60	7,222,915	53.60
58.21-67.06	10,724,694	8.0 years	61.96	9,770,780	62.13
68.21-100.57	7,578,307	8.9 years	84.29	1,932,883	85.62
	54,295,320		$42.68	47,346,372	$37.39

14. Stock Compensation Plans *(continued)*

The fair values of stock options granted during the years ended December 31, 2001, 2000 and 1999 were $213 million, $85 million and $71 million, respectively. The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model.

The following weighted average assumptions were used for grants in 2001, 2000 and 1999, respectively: dividend yields of 0.20 percent, 0.17 percent and 0.20 percent; expected volatilities of 28.0 percent, 27.0 percent and 25.0 percent; risk-free interest rates of 5.10 percent, 5.42 percent and 5.33 percent and expected terms of 7 years.

(ii) Restricted Stock Units: During 2001, AIG issued performance-based restricted stock units with respect to 124,365 shares of AIG common stock in connection with contractual obligations as a result of the AGC acquisition.

(iii) Employee Stock Purchase Plan: AIG's 1996 Employee Stock Purchase Plan was adopted at its 1996 shareholders' meeting and became effective as of July 1, 1996. Eligible employees may receive privileges to purchase up to an aggregate of 4,218,750 shares of AIG common stock, at a price equal to 85 percent of the fair market value on the date of the grant of the purchase privilege. Purchase privileges are granted annually and were originally limited to the number of whole shares that could be purchased by an amount equal to 5 percent of an employee's annual salary or $5,500, whichever was less. Beginning with the January 1, 1998 subscription, the maximum allowable purchase limitation increased to 10 percent of an employee's annual salary or $10,000 per year, whichever is less, and the eligibility requirement was reduced from two years to one year.

There were 503,847 shares, 742,773 shares and 892,929 shares issued under the 1996 plan at weighted average prices of $62.02, $52.66 and $38.24 for the years ended December 31, 2001, 2000 and 1999, respectively. The excess or deficit of the proceeds over the par value or cost of the common stock issued under these plans was credited or charged to additional paid-in capital.

As of December 31, 2001, there were 654,751 shares of common stock subscribed to at a weighted average price of $68.55 per share pursuant to grants of privileges under the 1996 plan. There were 336,020 shares available for the grant of future purchase privileges under the 1996 plan at December 31, 2001.

The fair values of purchase privileges granted during the years ended December 31, 2001, 2000 and 1999 were $14 million, $13 million and $13 million, respectively. The weighted average fair values per share of those purchase rights granted in 2001, 2000 and 1999 were $17.47, $19.36 and $14.04, respectively. The fair value of each purchase right is estimated on the date of the subscription using the Black-Scholes model.

The following weighted average assumptions were used for grants in 2001, 2000 and 1999, respectively: dividend yields of 0.20 percent, 0.17 percent and 0.20 percent; expected volatilities of 26.0 percent, 34.0 percent and 34.0 percent; risk-free interest rates of 3.47 percent, 5.95 percent and 5.33 percent; and expected terms of 1 year.

During 1999, there were 42,577 shares of AIG common stock issued under the SunAmerica Inc. employee stock purchase plan at a weighted average price of $32.60. There are no further shares available for grant under this plan.

(b) The following are disclosures with respect to the stock compensation plans of AGC prior to its acquisition by AIG. Both share information and exercise price information have been recalculated to reflect the exchange ratio of 0.5790 shares of AIG common stock for each outstanding share of AGC's common stock. All of AGC's options vested immediately prior to the closing date of the acquisition.

AGC's long-term incentive plans provide for the award of stock options, restricted stock awards, and performance awards to key employees and directors. Stock options constitute the majority of awards. AGC recognized no expense for stock options since the market price equaled the exercise price at the grant date.

For restricted stock and performance awards, the grant date market value was amortized to expense over the vesting period. AGC adjusted the expense to reflect changes in market value of AGC's common stock and anticipated performance levels for those awards with performance criteria.

AGC stock option activity was as follows:

	2000		1999	
	Options (000's)	Average Exercise Price	Options (000's)	Average Exercise Price
Balance at January 1	11,405	$48.91	6,671	$38.70
Granted	5,437	55.32	5,974	58.98
Exercised	(1,084)	35.42	(674)	33.20
Forfeited	(658)	56.41	(566)	53.35
Balance at December 31	15,100	$51.87	11,405	$48.91
Exercisable at December 31	5,898	$44.87	3,901	$34.30
Weighted average fair value per share of options granted	$16.93		$14.59	

Options could not be exercised prior to six months after, nor after 10 years from, grant date. For certain stock options, one reload option was granted for each previously-owned share of common stock tendered to exercise options. Reload options vested immediately and were exercisable for the remaining term of the original options.

15. Employee Benefits

(a) Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

The HSB retirement plan was merged into the AIG retirement plan effective April 1, 2001. The AGC retirement plan was merged into the AIG retirement plan effective January 1, 2002.

AIG's U.S. retirement plan is a qualified, noncontributory, defined benefit plan. All qualified employees, other than those of SunAmerica and 21st Century, who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service with the exception of AGC employees where the credited service limitation is 40 years of credited service. The average final compensation is subject to certain limitations. Annual funding requirements are determined based on the "projected unit credit" cost method which attributes a pro rata portion of the total projected benefit payable at normal retirement to each year of credited service.

AIG has adopted a Supplemental Executive Retirement Plan (Supplemental Plan) to provide additional retirement benefits to designated executives and key employees. Under the Supplemental Plan, the annual benefit, not to exceed 60 percent of average final compensation, accrues at a percentage of average final pay multiplied for each year of credited service reduced by any benefits from the current and any predecessor retirement plans, Social Security, if any, and from any qualified pension plan of prior employers. The Supplemental Plan also provides a benefit equal to the reduction in benefits payable under the AIG retirement plan as a result of Federal limitations on benefits payable thereunder. Currently, the Supplemental Plan is unfunded. AGC has adopted a Supplemental Plan which is similar to AIG's.

Eligibility for participation in the various non-U.S. retirement plans is either based on completion of a specified period of continuous service or date of hire, subject to age limitation. Where non-U.S. retirement plans are defined benefit plans, they are generally based on the employees' years of credited service and average compensation in the years preceding retirement.

In addition to AIG's defined benefit pension plan, AIG and its subsidiaries provide a postretirement benefit program for medical care and life insurance, domestically and in certain foreign countries. Eligibility in the various plans is generally based upon completion of a specified period of eligible service and reaching a specified age. Benefits vary by geographic location.

AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of ten years of service. Retirees who were age 65 by May 1, 1989 and their dependents participate in the medical plan at no cost. Employees who retired after May 1, 1989 and on or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination and a lifetime maximum benefit of $1.5 million. The lifetime maximum benefit of the medical plan was increased to $2.0 million effective January 1, 2000. The maximum life insurance benefit prior to age 70 is $32,500, with a maximum of $25,000 thereafter.

Effective January 1, 1993, both plans' provisions were amended. Employees who retire after January 1, 1993 are required to pay the actual cost of the medical benefits premium reduced by a credit which is based on years of service at retirement. The life insurance benefit varies by age at retirement from $5,000 for retirement at ages 55 through 59; $10,000 for retirement at ages 60 through 64 and $15,000 for retirement at ages 65 and over.

(b) AIG sponsors a voluntary savings plan for domestic employees (a 401(k) plan), which, during the three years ended December 31, 2001, provided for salary reduction contributions by employees and matching contributions by AIG of up to 6 percent of annual salary depending on the employees' years of service.

(c) SunAmerica sponsors a voluntary savings plan for its employees (the SunAmerica 401(k) plan), which, during the three years ended December 31, 2001, provided for salary reduction contributions by qualifying employees and matching contributions by SunAmerica of up to 4 percent of qualifying employees' annual salaries. Under an Executive Savings Plan, designated SunAmerica executives also could defer up to 90 percent of cash compensation during the three years ended December 31, 2001, and SunAmerica matched 4 percent of the participants' base salaries deferred.

(d) AGC sponsors a voluntary savings plan for its employees (the AGC 401(k) plan), which provides for salary reduction contributions by employees and matching contributions by AGC of up to 4.5 percent of annual salary.

(e) HSB sponsors a voluntary savings plan for its employees (the HSB 401(k) plan), which provides for salary reduction contributions by employees and matching contributions by HSB of up to 6 percent of annual salary.

(f) AIG has certain benefits provided to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such uninsured expenses include medical and life insurance continuation, and COBRA medical subsidies.

15. Employee Benefits *(continued)*

The following table sets forth the change in benefit obligation, change in plan assets and weighted average assumptions associated with various pension plan and postretirement benefits. The amounts are recognized in the accompanying consolidated balance sheet as of December 31, 2001 and 2000:

(in millions)

	Pension Benefits			Other Benefits		
2001	Non-U.S. Plans	U.S. Plans	Total	Non-U.S. Plans	U.S. Plans	Total
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 462	$1,415	$1,877	$ 10	$ 197	$ 207
Acquisition	533	211	744	—	28	28
Service cost	38	70	108	1	4	5
Interest cost	25	127	152	—	16	16
Participant contributions	5	—	5	—	—	—
Actuarial loss	38	102	140	1	9	10
Plan amendment	—	4	4	—	—	—
Benefits paid	(75)	(90)	(165)	—	(21)	(21)
Effect of foreign currency fluctuation	(59)	—	(59)	—	—	—
Curtailment	(9)	(10)	(19)	—	—	—
Benefit obligation at end of year	$ 958	$1,829	$2,787	$ 12	$ 233	$ 245
Change in plan assets:						
Fair value of plan assets at beginning of year	$ 255	$1,936	$2,191	$ —	$ —	$ —
Acquisition	203	277	480	—	—	—
Actual return on plan assets net of expenses	(32)	(227)	(259)	—	—	—
Employer contributions	126	45	171	—	21	21
Participant contributions	5	—	5	—	—	—
Benefits paid	(75)	(90)	(165)	—	(21)	(21)
Asset adjustment	—	(1)	(1)	—	—	—
Effect of foreign currency fluctuation	(25)	—	(25)	—	—	—
Curtailment	(2)	(10)	(12)	—	—	—
Fair value of plan assets at end of year*	$ 455	$1,930	$2,385	$ —	$ —	$ —
Reconciliation of funded status:						
Funded status	$(503)	$ 101	$ (402)	$(12)	$(233)	$(245)
Unrecognized actuarial (gain)/loss	131	224	355	—	25	25
Unrecognized transition obligation	6	2	8	—	—	—
Unrecognized prior service cost	4	21	25	—	(38)	(38)
Benefit payments	—	—	—	—	2	2
Net amount recognized at year end	$(362)	$ 348	$ (14)	$(12)	$(244)	$(256)
Amounts recognized in the statement of financial position consist of:						
Prepaid benefit cost	$ 1	$ 492	$ 493	$ —	$ —	$ —
Accrued benefit liability	(458)	(172)	(630)	(12)	(244)	(256)
Intangible asset	95	28	123	—	—	—
Net amount recognized at year end	$(362)	$ 348	$ (14)	$(12)	$(244)	$(256)
Weighted-average assumptions as of December 31,						
Discount rate	3.0–10.0%	7.3– 7.5%		6.0–7.3%	7.3–7.5%	
Expected return on plan assets	3.0–13.0	8.5–10.3		N/A	N/A	
Rate of compensation increase	2.0– 8.0	4.3– 5.6		N/A	N/A	

For measurement purposes, an 8.0 percent annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.0 percent for 2007 and remain at that level thereafter.

*Plan assets are invested primarily in fixed-income securities and listed stocks.

15. Employee Benefits *(continued)*

(in millions)

	Pension Benefits			Other Benefits		
2000	Non-U.S. Plans	U.S. Plans	Total	Non-U.S. Plans	U.S. Plans	Total
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 476	$1,212	$1,688	$ 8	$ 188	$ 196
Service cost	32	57	89	1	4	5
Interest cost	15	100	115	—	15	15
Participant contributions	5	—	5	—	—	—
Actuarial loss	8	88	96	1	31	32
Plan amendments and mergers	—	9	9	—	(16)	(16)
Benefits paid	(24)	(51)	(75)	—	(25)	(25)
Effect of foreign currency fluctuation	(50)	—	(50)	—	—	—
Benefit obligation at end of year	$ 462	$1,415	$1,877	$ 10	$ 197	$ 207
Change in plan assets:						
Fair value of plan assets at beginning of year	$ 300	$1,883	$2,183	$ —	$ —	$ —
Actual return on plan assets net of expenses	(17)	91	74	—	—	—
Employer contributions	23	5	28	—	26	26
Participant contributions	5	—	5	—	—	—
Benefits paid	(25)	(51)	(76)	—	(26)	(26)
Asset adjustment	—	(1)	(1)	—	—	—
Effect of foreign currency fluctuation	(31)	—	(31)	—	—	—
Plan mergers	—	9	9	—	—	—
Fair value of plan assets at end of year*	$ 255	$1,936	$2,191	$ —	$ —	$ —
Reconciliation of funded status:						
Funded status	$(207)	$ 521	$ 314	$(10)	$(197)	$(207)
Unrecognized actuarial (gain)/loss	44	(297)	(253)	—	16	16
Unrecognized transition obligation	9	4	13	—	—	—
Unrecognized prior service cost	5	23	28	—	(43)	(43)
Benefit payments	—	—	—	—	3	3
Net amount recognized at year end	$(149)	$ 251	$ 102	$(10)	$(221)	$(231)
Amounts recognized in the statement of financial position consist of:						
Prepaid benefit cost	$ 1	$ 393	$ 394	$ —	$ —	$ —
Accrued benefit liability	(182)	(145)	(327)	(10)	(221)	(231)
Intangible asset	32	3	35	—	—	—
Net amount recognized at year end	$(149)	$ 251	$ 102	$(10)	$(221)	$(231)
Weighted-average assumptions as of December 31,						
Discount rate	3.0–10.0%	7.5– 8.0%		7.0–7.5%	7.5–8.0%	
Expected return on plan assets	3.5–13.0	9.0–10.4		N/A	N/A	
Rate of compensation increase	2.0– 8.0	4.5– 5.0		N/A	N/A	

For measurement purposes, an 8.5 percent annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.0 percent for 2007 and remain at that level thereafter.

*Plan assets are invested primarily in fixed-income securities and listed stocks.

15. Employee Benefits *(continued)*

The net benefit cost for the years ended December 31, 2001, 2000, and 1999 included the following components:

(in millions)

	Pension Benefits			Other Benefits		
	Non-U.S. Plans	U.S. Plans	Total	Non-U.S. Plans	U.S. Plans	Total
2001						
Components of net period benefit cost:						
Service cost	$ 38	$ 70	$ 108	$ 1	$ 4	$ 5
Interest cost	25	127	152	—	16	16
Expected return on assets	(16)	(204)	(220)	—	—	—
Amortization of prior service cost	2	3	5	—	(4)	(4)
Amortization of transitional liability	2	1	3	—	—	—
Recognized actuarial loss	5	2	7	—	—	—
Gain due to curtailment or settlement	(7)	18	11	—	—	—
Net periodic benefit cost	$ 49	$ 17	$ 66	$ 1	$16	$17
2000						
Components of net period benefit cost:						
Service cost	$ 32	$ 57	$ 89	$ 1	$ 4	$ 5
Interest cost	15	101	116	—	16	16
Expected return on assets	(12)	(172)	(184)	—	—	—
Amortization of prior service cost	2	2	4	—	(4)	(4)
Amortization of transitional liability	2	1	3	—	—	—
Recognized actuarial loss	2	(11)	(9)	—	—	—
Net periodic benefit cost	$ 41	$ (22)	$ 19	$ 1	$16	$17
1999						
Components of net period benefit cost:						
Service cost	$ 36	$ 62	$ 98	$ 1	$ 5	$ 6
Interest cost	17	90	107	—	14	14
Expected return on assets	(10)	(152)	(162)	—	—	—
Amortization of prior service cost	3	2	5	—	(4)	(4)
Amortization of transitional liability	2	1	3	—	—	—
Recognized actuarial loss	3	1	4	—	—	—
Net periodic benefit cost	$ 51	$ 4	$ 55	$ 1	$15	$16

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $1.19 billion, $1.06 billion and $499 million, respectively, as of December 31, 2001 and $360 million, $304 million and $51 million as of December 31, 2000. The principal reason for the increase from 2000 to 2001 was the acquisition of AIG Star Life Insurance Co., Ltd. during 2001.

At December 31, 2001, there were 1.1 million shares of AIG common stock with a value of $88.8 million included in the plan assets. The benefit plans have purchased annuity contracts from AIG's subsidiaries to provide $56 million of future annual benefits to certain AGC retirees.

On December 31, 1998, AIG amended its retirement and postretirement healthcare plan to provide increased benefits to certain employees who retire prior to age 65. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plan.

A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

(in millions)

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$1	$1
Effect on postretirement benefit obligation	7	6

16. Starr International Company, Inc. Plan

Starr International Company, Inc. (SICO) provides a Deferred Compensation Profit Participation Plan (SICO Plan) to certain AIG employees. The SICO Plan came into being in 1975 when the voting shareholders and Board of Directors of SICO, a private holding company whose principal asset consists of AIG common stock, decided that a portion of the capital value of SICO should be used to provide an incentive plan for the current and succeeding managements of all American International companies, including AIG. Participation in the SICO Plan by any person, and the amount of such participation, is at the sole discretion of SICO's Board of Directors, and none of the costs of the various benefits provided under such plan is paid by or charged to AIG. The SICO Plan provides that shares currently owned by SICO may be set aside by SICO for the benefit of the participant and distributed upon retirement. The SICO Board of Directors may permit an early pay-out of units under certain circumstances. Prior to pay-out, the participant is not entitled to vote, dispose of or receive dividends with respect to such shares, and shares are subject to forfeiture under certain conditions, including but not limited to the participant's voluntary termination of employment with AIG prior to normal retirement age. In addition, SICO's Board of Directors may elect to pay a participant cash in lieu of shares of AIG common stock. If the expenses of the SICO Plan had been reflected by AIG, the pre-tax amounts accrued would have been $56.9 million, $78.3 million and $88.1 million for 2001, 2000 and 1999, respectively.

17. Leases

(a) AIG and its subsidiaries occupy leased space in many locations under various long-term leases and have entered into various leases covering the long-term use of data processing equipment.

At December 31, 2001, the future minimum lease payments under operating leases were as follows:

(in millions)

2002	$ 462
2003	361
2004	275
2005	205
2006	147
Remaining years after 2006	792
Total	$2,242

Rent expense approximated $472 million, $412 million and $390 million for the years ended December 31, 2001, 2000 and 1999 respectively.

(b) Minimum future rental income on noncancelable operating leases of flight equipment which have been delivered at December 31, 2001 was as follows:

(in millions)

2002	$1,977
2003	1,639
2004	1,342
2005	1,041
2006	755
Remaining years after 2006	1,802
Total	$8,556

Flight equipment is leased, under operating leases, with remaining terms ranging from one to 14 years.

18. Ownership and Transactions with Related Parties

(a) Ownership: The directors and officers of AIG, together with C.V. Starr & Co., Inc. (Starr), a private holding company, The Starr Foundation and Starr International Company, Inc. (SICO), a private holding company, owned or otherwise controlled approximately 21 percent of the voting stock of AIG at December 31, 2001. Six directors of AIG also serve as directors of Starr and SICO.

(b) Transactions with Related Parties: During the ordinary course of business, AIG and its subsidiaries pay commissions to Starr and its subsidiaries for the production and management of insurance business. There are no significant receivables from/payables to related parties at December 31, 2001. Net commission payments to Starr aggregated approximately $77 million in 2001, $60 million in 2000 and $45 million in 1999, from which Starr is required to pay commissions due originating brokers and its operating expenses. AIG also received approximately $14 million in 2001, $13 million in 2000 and $11 million in 1999 from Starr and paid approximately $42,000 in 2001, $41,000 in 2000 and $42,000 in 1999 to Starr in rental fees. AIG also received approximately $4 million in 2001 and $1 million in 2000 and 1999, respectively, from SICO and paid approximately $1 million in each of the years 2001, 2000 and 1999 to SICO as reimbursement for services rendered at cost. AIG also paid to SICO $4 million in 2001, 2000 and 1999 in rental fees.

19. Segment Information

(a) AIG's operations are conducted principally through four business segments. These segments and their respective operations are as follows:

General Insurance: AIG's general insurance subsidiaries are multiple line companies writing substantially all lines of property and casualty insurance.

DBG writes substantially all classes of business insurance accepting such business mainly from insurance brokers. This provides DBG the opportunity to select specialized markets and retain underwriting control. Any licensed broker is able to submit business to DBG without the traditional agent-company contractual relationship, but such broker usually has no authority to commit DBG to accept a risk. HSB's operations are included in this group.

Transatlantic offers reinsurance capacity both domestically and overseas on treaty and facultative bases for a full range of property and casualty products.

Personal Lines engages in the mass marketing of personal lines insurance, primarily private passenger auto, homeowners and personal umbrella coverages.

Mortgage Guaranty provides guaranty insurance primarily on conventional first mortgage loans on single family dwellings and condominiums.

AIG's Foreign General insurance group accepts risks primarily underwritten through AIU, a marketing unit consisting of wholly owned agencies and insurance entities. The Foreign General insurance group also includes business written by AIG's foreign-based insurance subsidiaries for their own accounts. The Foreign General group uses various marketing methods to write both business and personal lines insurance with certain refinements for local laws, customs and needs. AIU operates in over 70 countries in Asia, the Pacific Rim, Europe, Africa, Middle East and Latin America.

Life Insurance: AIG's life insurance subsidiaries offer a wide range of traditional insurance and financial and investment products. Traditional products consist of individual and group life, annuity, endowment and accident and health policies. Financial and investment products consist of single premium annuity, variable annuities, guaranteed investment contracts, universal life and pensions.

AIG's three principal overseas life operations are ALICO, AIA and Nan Shan. ALICO is incorporated in Delaware and all of its business is written outside of the United States. ALICO has operations either directly or through subsidiaries in approximately 50 countries located in Europe, Africa, Latin America, the Caribbean, the Middle East, and the Far East, with Japan being the largest territory. AIA operates primarily in Hong Kong, Singapore, Malaysia and Thailand. Nan Shan operates in Taiwan. AIG's domestic life operations sell financial and investment type products, as well as traditional life products.

Financial Services: AIG's financial services subsidiaries engage in diversified financial products and services including premium financing, banking services and consumer finance services.

ILFC engages primarily in the acquisition of commercial jet aircraft and the leasing and remarketing of such aircraft to airlines around the world. Also, ILFC provides, for a fee, fleet management services to certain third-party operators.

AIGFP structures financial transactions, including long-dated interest rate and currency swaps and structured borrowings through notes, bonds and guaranteed investment agreements. AIGFP does not engage in trading activities with respect to commodity contracts. AIGTG engages in various commodities trading, foreign exchange trading, interest rate swaps and market making activities.

AIG's Consumer Finance operations include AGF as well as AIG Consumer Finance Group, Inc. AGF and CFG provide a wide variety of consumer finance products, including mortgages, consumer loans, retail sales finance and credit related insurance to customers both domestically and overseas, particularly emerging markets.

Retirement Savings & Asset Management: AIG's retirement savings & asset management operations offer a wide variety of investment products, including variable annuities, and mutual funds, as well as investment services, including investment asset management. Such products and services are offered to individuals and institutions both domestically and overseas.

AIG's principal retirement savings & asset management operations are conducted through SAAMCo The Variable Annuity Life Insurance Company (VALIC), Global Investment and Cap Partners. SAAMCo develops and sells variable annuities and other investment products, sells and manages mutual funds and provides financial services. VALIC provides tax qualified annuities to employees of educational, healthcare and governmental entities. Global Investment manages third-party institutional, retail and private equity funds' invested assets on a global basis, and provides custodial services. Cap Partners organizes and manages the invested assets of institutional private equity investment funds and may also invest in such funds. Each of these subsidiary operations receives fees for investment products and services provided.

19. Segment Information *(continued)*

(b) The following table summarizes the operations by major operating segment for the years ended December 31, 2001, 2000 and 1999:

(in millions)	Operating Segments–2001					
	General Insurance	Life Insurance	Financial Services	Retirement Savings & Asset Management	Other[a]	Consolidated
Revenues [b]	$22,128	$ 30,724	$ 6,485	$3,517	$ (452)	$ 62,402
Interest revenue	—	—	3,983	84	—	4,067
Interest expense	2	109	3,596	17	314	4,038
Realized capital losses	(130)	(254)	—	—	(452)	(836)
Operating income (loss) before minority interest [c]	2,851	5,406	1,999	1,060	(3,177)[d]	8,139
Income taxes (benefits)	742	1,835	708	356	(1,302)	2,339
Depreciation expense	189	216	910	5	117	1,437
Capital expenditures	290	842	4,529	11	156	5,828
Identifiable assets	91,544	296,569	107,322	1,842	(4,295)	492,982

(in millions)	Operating Segments–2000					
	General Insurance	Life Insurance	Financial Services	Retirement Savings & Asset Management	Other[a]	Consolidated
Revenues [b]	$20,146	$ 27,675	$ 5,954	$3,475	$ (190)	$ 57,060
Interest revenue	—	—	3,557	94	—	3,651
Interest expense	5	144	3,276	15	265	3,705
Realized capital gains (losses)	38	(162)	—	—	(190)	(314)
Operating income (loss) before minority interest	3,524	4,822	1,678	1,161	(1,162)	10,023
Income taxes (benefits)	931	1,566	588	400	(514)	2,971
Depreciation expense	149	149	833	4	108	1,243
Capital expenditures	278	501	3,748	18	184	4,729
Identifiable assets	85,270	248,982	94,173	1,590	(3,344)	426,671

(in millions)	Operating Segments–1999					
	General Insurance	Life Insurance	Financial Services	Retirement Savings & Asset Management	Other[a]	Consolidated
Revenues [b]	$18,356	$ 24,837	$ 5,069	$3,112	$ (44)	$ 51,330
Interest revenue	—	—	2,836	84	—	2,920
Interest expense	8	159	2,616	5	234	3,022
Realized capital gains (losses)	295	(148)	—	—	(44)	103
Operating income (loss) before minority interest	3,481	4,210	1,432	920	(644)	9,399
Income taxes (benefits)	831	1,427	513	310	(248)	2,833
Depreciation expense	134	130	762	5	99	1,130
Capital expenditures	215	366	3,495	35	128	4,239
Identifiable assets	76,725	231,843	78,868	1,132	(4,883)	383,685

[a] Includes AIG Parent and other operations which are not required to be reported separately, other income (deductions) — net and adjustments and eliminations.
[b] Represents the sum of general net premiums earned, life premium income, net investment income, financial services commissions, transaction and other fees, retirement savings & asset management commissions and other fees and realized capital gains (losses).
[c] Includes $769 million and $131 million with respect to WTC losses for general and life insurance operations, respectively.
[d] Includes acquisition, restructuring and related charges of $2,017 million.

19. Segment Information *(continued)*

(c) The following table summarizes AIG's general insurance operations by major internal reporting group for the years ended December 31, 2001, 2000 and 1999:

	General Insurance–2001						
(in millions)	Domestic Brokerage Group	Transatlantic	Personal Lines	Mortgage Guaranty	Foreign General	Other[(a)]	Total General Insurance
Net premiums written	$10,197	$1,906	$2,454	$494	$ 5,050	$ —	$20,101
Net premiums earned	9,776	1,790	2,478	489	4,832	—	19,365
Losses & loss expenses incurred	8,728	1,562	2,130	63	2,923	—	15,406
Underwriting expenses	1,386	502	440	115	1,428	—	3,871
Adjusted underwriting profit (loss) [(b)(d)]	(338)	(274)	(92)	311	481	—	88
Net investment income	1,827	240	114	106	583	23	2,893
Operating income (loss) before realized capital gains [(c)(d)]	1,489[(e)]	(34)	22	417	1,064	23	2,981
Depreciation expense	83	3	28	4	71	—	189
Capital expenditures	106	2	69	3	110	—	290
Identifiable assets	60,604	6,741	3,863	2,219	21,781	(3,664)	91,544

	General Insurance–2000						
(in millions)	Domestic Brokerage Group	Transatlantic	Personal Lines	Mortgage Guaranty	Foreign General	Other[(a)]	Total General Insurance
Net premiums written	$ 7,934	$1,659	$2,510	$453	$ 4,970	$ —	$17,526
Net premiums earned	8,023	1,632	2,401	452	4,899	—	17,407
Losses & loss expenses incurred	6,843	1,197	2,022	68	2,974	—	13,104
Underwriting expenses	1,003	434	416	114	1,551	—	3,518
Adjusted underwriting profit (loss) [(b)]	177	1	(37)	270	374	—	785
Net investment income	1,614	234	113	93	570	77	2,701
Operating income before realized capital gains [(c)]	1,791[(e)]	235	76	363	944	77	3,486
Depreciation expense	52	2	19	5	71	—	149
Capital expenditures	102	2	75	4	95	—	278
Identifiable assets	57,302	5,523	3,776	1,867	19,626	(2,824)	85,270

	General Insurance–1999						
(in millions)	Domestic Brokerage Group	Transatlantic	Personal Lines	Mortgage Guaranty	Foreign General	Other[(a)]	Total General Insurance
Net premiums written	$ 7,526	$1,499	$2,162	$397	$ 4,640	$ —	$16,224
Net premiums earned	7,002	1,485	2,079	396	4,582	—	15,544
Losses & loss expenses incurred	6,069	1,149	1,678	51	2,791	—	11,738
Underwriting expenses	877	413	325	120	1,402	—	3,137
Adjusted underwriting profit (loss) [(b)]	56	(77)	76	225	389	—	669
Net investment income	1,563	230	113	76	467	68	2,517
Operating income before realized capital gains [(c)]	1,619[(e)]	153	189	301	856	68	3,186
Depreciation expense	38	2	17	5	72	—	134
Capital expenditures	77	3	51	5	79	—	215
Identifiable assets	51,339	5,480	3,410	1,557	17,319	(2,380)	76,725

(a) Includes adjustments and eliminations.
(b) Adjusted underwriting profit (loss) represents statutory underwriting profit or loss adjusted primarily for changes in deferred acquisition costs.
(c) Realized capital gains are not deemed to be an integral part of AIG's general insurance operations' internal reporting groups.
(d) Includes $769 million with respect to WTC losses: DBG: $544 million; Transatlantic: $200 million; Foreign General: $25 million.
(e) Includes $139 million ($198 million excluding WTC losses), $224 million and $209 million for the twelve months ended December 31, 2001, 2000 and 1999, respectively, with respect to the Lexington Surplus Lines Pool.

19. Segment Information *(continued)*

(d) The following table summarizes AIG's life insurance operations by major internal reporting group for the years ended December 31, 2001, 2000 and 1999:

	Life Insurance–2001				
(in millions)	ALICO	AIA and Nan Shan	Domestic Life	Other[a]	Total Life Insurance
Premium income	$ 4,180	$ 8,485	$ 4,950	$1,628	$ 19,243
Net investment income	1,454	1,880	8,083	318	11,735
Operating income before realized capital gains [b][c]	873	1,483	2,920	384	5,660
Depreciation expense	41	40	104	31	216
Capital expenditures	252	81	238	271	842
Identifiable assets	30,222	41,854	206,734	17,759[d]	296,569

	Life Insurance–2000				
(in millions)	ALICO	AIA and Nan Shan	Domestic Life	Other[a]	Total Life Insurance
Premium income	$ 4,135	$ 7,859	$ 4,818	$ 361	$ 17,173
Net investment income	1,362	1,688	7,467	147	10,664
Operating income before realized capital gains [b]	754	1,409	2,746	75	4,984
Depreciation expense	46	33	62	8	149
Capital expenditures	313	58	98	32	501
Identifiable assets	28,532	32,697	186,111	1,642	248,982

	Life Insurance–1999				
(in millions)	ALICO	AIA and Nan Shan	Domestic Life	Other[a]	Total Life Insurance
Premium income	$ 3,714	$ 7,014	$ 4,485	$ 267	$ 15,480
Net investment income	1,222	1,357	6,796	130	9,505
Operating income before realized capital gains [b]	680	1,200	2,414	64	4,358
Depreciation expense	41	30	53	6	130
Capital expenditures	62	92	193	19	366
Identifiable assets	26,294	28,310	175,504	1,735	231,843

[a] Includes other operations which are not required to be reported separately and adjustments and eliminations.
[b] Realized capital gains are not deemed to be an integral part of AIG's life insurance operations' internal reporting groups.
[c] Includes $131 million with respect to WTC losses.
[d] Reflects AIG Star Life Insurance Co., Ltd. which was acquired in April 2001.

19. Segment Information *(continued)*

(e) The following table summarizes AIG's financial services operations by major internal reporting group for the years ended December 31, 2001, 2000 and 1999:

	Financial Services–2001				
(in millions)	ILFC	AIGFP[a]	Consumer Finance	Other[b]	Total Financial Services
Commissions, transaction and other fees and loan fees [c]	$ 2,613	$ 1,178	$ 2,560	$ 134	$ 6,485
Interest revenue	33	1,638	2,149	163	3,983
Interest expense	850	1,883	753	110	3,596
Operating income (loss)	749	758	513	(21)	1,999
Depreciation expense	811	9	34	56	910
Capital expenditures	4,418	17	39	55	4,529
Identifiable assets	23,424	50,324	16,945	16,629	107,322

	Financial Services–2000				
(in millions)	ILFC	AIGFP[a]	Consumer Finance	Other[b]	Total Financial Services
Commissions, transaction and other fees and loan fees [c]	$ 2,441	$ 1,056	$ 2,325	$ 132	$ 5,954
Interest revenue	38	1,540	1,849	130	3,557
Interest expense	824	1,552	756	144	3,276
Operating income (loss)	654	648	398	(22)	1,678
Depreciation expense	729	8	29	67	833
Capital expenditures	3,435	216	40	57	3,748
Identifiable assets	19,984	41,837	15,571	16,781	94,173

	Financial Services–1999				
(in millions)	ILFC	AIGFP[a]	Consumer Finance	Other[b]	Total Financial Services
Commissions, transaction and other fees and loan fees [c]	$ 2,194	$ 737	$ 2,024	$ 114	$ 5,069
Interest revenue	30	1,066	1,589	151	2,836
Interest expense	732	1,189	604	91	2,616
Operating income	590	482	346	14	1,432
Depreciation expense	664	6	25	67	762
Capital expenditures	3,366	11	55	63	3,495
Identifiable assets	17,854	33,965	14,304	12,745	78,868

(a) AIGFP's interest revenue and interest expense are reported as net revenues.
(b) Includes other operations which are not required to be reported separately and adjustments and eliminations.
(c) Commissions, transaction and other fees and loan fees are the sum of the net gain or loss of trading activities, the net change in unrealized gain or loss, the net interest revenues from forward rate agreements and interest rate swaps, and where applicable, management and incentive fees from asset management activities.

19. Segment Information *(continued)*

(f) A substantial portion of AIG's operations is conducted in countries other than the United States and Canada. The following table summarizes AIG's operations by major geographic segment. Allocations have been made on the basis of the location of operations and assets.

	Geographic Segments–2001			
(in millions)	Domestic[a]	Far East	Other Foreign	Consolidated
Revenues [b]	$36,827	$17,128	$8,447	$62,402
Real estate and other fixed assets, net of accumulated depreciation	2,220	1,824	789	4,833
Flight equipment primarily under operating leases, net of accumulated depreciation	22,710	—	—	22,710

	Geographic Segments–2000			
(in millions)	Domestic[a]	Far East	Other Foreign	Consolidated
Revenues [b]	$34,214	$15,311	$7,535	$57,060
Real estate and other fixed assets, net of accumulated depreciation	2,104	1,264	758	4,126
Flight equipment primarily under operating leases, net of accumulated depreciation	19,325	—	—	19,325

	Geographic Segments–1999			
(in millions)	Domestic[a]	Far East	Other Foreign	Consolidated
Revenues [b]	$31,199	$13,242	$6,889	$51,330
Real estate and other fixed assets, net of accumulated depreciation	1,747	1,006	755	3,508
Flight equipment primarily under operating leases, net of accumulated depreciation	17,334	—	—	17,334

[a] Including general insurance operations in Canada.
[b] Represents the sum of general net premiums earned, life premium income, net investment income, financial services commissions, transaction and other fees, retirement savings & asset management commissions and other fees and realized capital gains (losses).

20. Acquisition, Restructuring and Related Charges

During the third quarter of 2001, AGC was consolidated into AIG. One-time charges in connection with this acquisition totaled $1.36 billion for the third quarter of 2001. During the second quarter of 2001, AGC incurred $654 million in connection with the termination of its merger agreement with Prudential plc. Thus, for the entire year, AIG incurred $2.02 billion of charges in connection with the acquisition of AGC.

With respect to the charges of $1.36 billion incurred in the third quarter of 2001, approximately $512 million were related to direct costs of the acquisition, including $85 million in investment banking, legal and accounting fees. Direct costs of $427 million were related to employee severance and other termination benefits, and other compensation costs related to change in control agreements with AGC executives. The costs were also based in part on a projected elimination of positions, in accordance with AIG's post-business combination plans, which will enhance the effectiveness and efficiency of the combined operations. The balance of the $1.36 billion represented charges resulting from post-business combination plans, recognizing that certain assets will have no future economic benefit or ability to generate future revenues. Such charges include asset impairment charges related to software, leasehold improvements and certain goodwill. Also included were certain adjustments associated with conforming AGC's balances to AIG's existing accounting policies and methodologies.

Of the $1.36 billion, approximately $305 million has been paid as of December 31, 2001. The balance is included in Other liabilities.

Less significant, ongoing costs with respect to the integration of operations will continue to be expensed in future periods as incurred. AIG expects that these ongoing costs will include costs for the integration of computer systems, the training and relocation of certain employees and the consolidation of facilities.

21. Summary of Quarterly Financial Information – Unaudited

The following quarterly financial information for each of the three months ended March 31, June 30, September 30 and December 31, 2001 and 2000 is unaudited. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results of operations for such periods, have been made for a fair presentation of the results shown.

	Three Months Ended							
	March 31,		June 30,		September 30,		December 31,	
(in millions, except per share amounts)	2001	2000	2001	2000	2001	2000	2001	2000
Revenues	$14,955	$13,636	$15,313	$14,173	$15,729	$13,931	$16,405	$15,320
Net income	1,855	1,631	1,315	1,501	327	1,705	1,866	1,802
Net income per common share:								
Basic	$0.71	$0.63	$0.50	$0.57	$0.12	$0.66	$0.72	$0.69
Diluted	0.70	0.62	0.50	0.57	0.12	0.65	0.70	0.68
Average shares outstanding:								
Basic	2,623	2,608	2,621	2,600	2,620	2,606	2,615	2,610
Diluted	2,651	2,644	2,651	2,634	2,651	2,633	2,645	2,639

ACCOUNTANTS

The Board of Directors and Shareholders
American International Group, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, capital funds, cash flows and comprehensive income present fairly, in all material respects, the consolidated financial position of American International Group, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, New York
February 6, 2002.

RESPONSIBILITIES

The management of AIG is responsible for the integrity and fair presentation of the consolidated financial statements, related notes thereto and all other financial information presented herein. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based on the best estimates and judgments of management.

AIG maintains an internal control structure designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, that transactions are recorded in accordance with management's direction and that the financial records are reliable for the purposes of preparing financial statements and maintaining accountability of assets. The management of AIG applies the concept of reasonable assurance by weighing the cost of an internal control structure against the benefits to be derived. The internal control structure is supported by the careful selection, training and development of qualified personnel, an appropriate division of responsibilities and the dissemination of written policies and procedures throughout AIG. The internal control structure is continually reviewed and evaluated by means of an internal audit function and periodically assessed by PricewaterhouseCoopers LLP, independent accountants, to the extent required under generally accepted auditing standards in connection with their annual audit of AIG's financial statements.

The Audit Committee of the Board of Directors is comprised solely of outside directors and meets regularly with management, the independent accountants and the internal auditors to oversee the scope and results of the audit work performed. Both the internal auditors and the independent accountants have unrestricted access to the Audit Committee, without the presence of management, to discuss the results of their work and views on the adequacy of the internal control structure, the quality of financial reporting and any other matters they believe should be brought to the attention of the Audit Committee.

Corporate Officers

Maurice R. Greenberg
Chairman and
Chief Executive Officer

Edward E. Matthews
Senior Vice Chairman
Investments and Financial Services

Thomas R. Tizzio
Senior Vice Chairman
General Insurance

Edmund S.W. Tse
Senior Vice Chairman
Life Insurance

Frank G. Wisner
Vice Chairman, External Affairs

Robert M. Sandler
Executive Vice President,
Senior Casualty Actuary and
Senior Claims Officer

Howard I. Smith
Executive Vice President and
Chief Financial Officer

Ronald J. Anderson
Senior Vice President and Chairman of
AIG Companies in Japan and Korea

William N. Dooley
Senior Vice President, Financial Services

Lawrence W. English
Senior Vice President, Administration

Axel I. Freudmann
Senior Vice President, Human Resources

L. Oakley Johnson
Senior Vice President, Corporate Affairs

Win J. Neuger
Senior Vice President and
Chief Investment Officer

Ernest T. Patrikis
Senior Vice President and
General Counsel

Charles R. Schader
Senior Vice President, Worldwide Claims

Joseph H. Umansky
Senior Vice President

Michael J. Castelli
Vice President and Comptroller

Edward T. Cloonan
Vice President, Corporate Affairs

Stephen P. Collesano
Vice President
Research and Development

Frank H. Douglas
Vice President and Casualty Actuary

Keith L. Duckett
Vice President and
Director of Internal Audit

Kevin P. Fitzpatrick
Vice President, Real Estate Investments

Donald P. Kanak
Vice President and
President and Chief Executive Officer of
AIG Companies in Japan and Korea

Peter K. Lathrop
Vice President and
Director of Taxes

Robert E. Lewis
Vice President and
Chief Credit Officer

Charles M. Lucas
Vice President and Director of
Market Risk Management

Carol A. McFate
Vice President and Treasurer

Richard P. Merski
Vice President, Corporate Affairs

Christian M. Milton
Vice President, Reinsurance

Steven A. Rautenberg
Vice President, Communications

Kathleen E. Shannon
Vice President and Secretary

Gary A. Swords
Vice President

Cesar C. Zalamea
Vice President, Investments

Senior Advisors

Edwin A.G. Manton

John J. Roberts

Ernest E. Stempel

Domestic General Insurance

Kristian P. Moor
Executive Vice President
Domestic General Insurance

Kevin H. Kelley
Senior Vice President
Domestic General Insurance

Joseph L. Boren
Vice President
Domestic General Insurance

Charles H. Dangelo
Vice President
Domestic General Insurance

John Q. Doyle
Vice President
Domestic General Insurance

Daniel S. Glaser
Vice President
Domestic General Insurance

David M. Hupp
Vice President
Domestic General Insurance

Robert P. Jacobson
Vice President
Domestic General Insurance

John W. Keogh
Vice President
Domestic General Insurance

Foreign General Insurance

Martin J. Sullivan
Executive Vice President
Foreign General Insurance

Hamilton C. Da Silva
Vice President
Foreign General Insurance

Kevin T. Hogan
Vice President
Foreign General Insurance

Julio A. Portalatin
Vice President
Foreign General Insurance

Joseph C. Smetana, Jr.
Vice President
Foreign General Insurance

Robert J. Thomas
Vice President
Foreign General Insurance

Nicholas S. Tyler
Vice President
Foreign General Insurance

Nicholas C. Walsh
Vice President
Foreign General Insurance

Life Insurance

R. Kendall Nottingham
Executive Vice President
Life Insurance

Nicholas A. O'Kulich
Senior Vice President
Life Insurance

Frank Chan
Vice President
Life Insurance

Jose L. Cuisia, Jr.
Vice President
Life Insurance

Jeffrey M. Kestenbaum
Vice President
Life Insurance

Boon-Teik Koay
Vice President
Life Insurance

Gerald W. Wyndorf
Vice President
Life Insurance

International Advisory Board

Dr. Henry A. Kissinger
Chairman, International Advisory Board
Former United States Secretary of State
Chairman, Kissinger Associates, Inc.

Pedro Aspe
Chairman and Chief Executive Officer
Protego Asesores Financieras

Sir John Browne, FREng
Group Chief Executive
BP Amoco plc

Robert L. Crandall
Retired Chairman
AMR Corporation and American Airlines, Inc.

Dr. Otto Graf Lambsdorff
Former German Minister of Economics
Wessing & Partners

Jacques de Larosiere
Advisor to the Chairman
BNP Paribas

Hong-Koo Lee
Former Ambassador to the
United States from Korea
Seoul Forum for International Affairs

Erling S. Lorentzen
Chairman
Lorentzen Empreendimentos, S.A.

Yoshihiko Miyauchi
President and Chief Executive Officer
ORIX Corporation

Ambassador Khun Anand Panyarachun
Former Prime Minister of Thailand
Chairman, Saha-Union Corp., Ltd.

The Rt. Hon. Lord Prior, PC
Chairman
The Arab-British Chamber of Commerce

Moeen A. Qureshi
Chairman
Emerging Markets Corporation

Washington Sycip
Founder and Chairman
The SGV Group

Ratan N. Tata
Chairman
Tata Industries Limited

Directors

M. Bernard Aidinoff
Retired Partner
Sullivan & Cromwell
New York, New York

Eli Broad
Chairman
SunAmerica Inc.
Los Angeles, California

Pei-yuan Chia
Former Vice Chairman
Citicorp and Citibank, N.A.
New York, New York

Marshall A. Cohen
Counsel
Cassels Brock & Blackwell
Toronto, Ontario, Canada

Barber B. Conable, Jr.
Former President
World Bank
Alexander, New York

Martin S. Feldstein
Professor of Economics
Harvard University
President
National Bureau of Economic Research
Cambridge, Massachusetts

Ellen V. Futter
President
American Museum of Natural History
New York, New York

Maurice R. Greenberg
Chairman and Chief Executive Officer
American International Group, Inc.
New York, New York

Carla A. Hills
Chairman
Hills & Company
Former United States
Trade Representative
Washington, D.C.

Frank J. Hoenemeyer
Financial Consultant
Retired Vice Chairman
Prudential Insurance Company
of America
Madison, New Jersey

Richard C. Holbrooke
Former United States Ambassador
to the United Nations
New York, New York

Edward E. Matthews
Senior Vice Chairman
Investments and Financial Services
American International Group, Inc.
New York, New York

Howard I. Smith
Executive Vice President and
Chief Financial Officer
American International Group, Inc.
New York, New York

Thomas R. Tizzio
Senior Vice Chairman
General Insurance
American International Group, Inc.
New York, New York

Edmund S.W. Tse
Senior Vice Chairman, Life Insurance
American International Group, Inc.
Hong Kong

Jay S. Wintrob
President and
Chief Executive Officer
SunAmerica Inc.
Los Angeles, California

Frank G. Wisner
Vice Chairman, External Affairs
American International Group, Inc.
New York, New York

Frank G. Zarb
Former Chairman
National Association of
Securities Dealers, Inc. and
The Nasdaq Stock Market, Inc.
New York, New York

Honorary Directors

Marion E. Fajen
Retired Vice President and Secretary
American International Group, Inc.
Des Moines, Iowa

Houghton Freeman
Retired Vice Chairman
American International Group, Inc.
Stowe, Vermont

John I. Howell
Retired Chairman
J. Henry Schroder Bank &
Trust Company
Greenwich, Connecticut

Edwin A.G. Manton
Senior Advisor
Former Executive Vice President
American International Group, Inc.
New York, New York

John J. Roberts
Senior Advisor
Former Vice Chairman
American International Group, Inc.
New York, New York

Ernest E. Stempel
Senior Advisor
Former Vice Chairman
American International Group, Inc.
Hamilton, Bermuda

Corporate Headquarters Office

American International Group, Inc.
70 Pine Street
New York, New York 10270
Telephone: (212) 770-7000

Stock Market Listings

New York, London, Paris, Swiss and Tokyo Stock Exchanges
Trading symbol: AIG

AIG Stock Trading & Statistical Information[a]

Common Stock Prices[b]/Dividends

	High	Low	Dividends
2001			
First Quarter	96.88	75.12	$0.037
Second Quarter	86.51	76.18	0.037
Third Quarter	87.06	67.05	0.042
Fourth Quarter	86.01	76.74	0.042
			$0.158
2000			
First Quarter	76.04	54.29	$0.033
Second Quarter	82.17	67.75	0.033
Third Quarter	95.69	78.79	0.037
Fourth Quarter	103.69	90.13	0.037
			$0.140

Number of shareholders of record	59,000
Common shares outstanding	2.615 billion
Market capitalization at 12/31/01	$207.67 billion

(a) Share information reflects the 3-for-2 split in the form of a 50 percent common stock dividend, paid July 28, 2000.

(b) As reported on the NYSE Composite Tape.

Counsel

Sullivan & Cromwell
125 Broad Street
New York, New York 10004

Independent Accountants

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036

Annual Meeting of Shareholders

The 2002 shareholders' meeting will be held on Wednesday, May 15, 2002 at 11:00 a.m. at the offices of AIG, 72 Wall Street, eighth floor, New York, New York.

Shareholder Assistance

Visit the AIG Corporate web site at http://www.aigcorporate.com

Requests for copies of the Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 2001 should be directed to:

Director of Investor Relations

American International Group, Inc.
70 Pine Street
New York, New York 10270
(212) 770-6293

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500
1-800-446-2617
For e-mail instructions, go to www.equiserve.com

Design: *SGI, New York, NY*
Photography: *John Madere, Dave Hoffman, Jeff Smith, Michael Cogliantry, Saba, Mark Austin-Washburn*



American International Group, Inc.
70 Pine Street
New York, New York 10270

www.aigcorporate.com

79864 4/02